SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November 10, 2011

AVIVA PLC

(Translation of registrant’s name into English)

ST HELEN’S, 1 UNDERSHAFT

LONDON EC3P 3DQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Aviva plc

Current Report on

form 6-K HY 2011

Forward Looking Statements

This Current Report contains certain “forward-looking statements” with respect to certain of our plans and our current goals and expectations relating to our future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “will”, “seeks”, “aims”, “may”, “could”, “outlook”, “estimates” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond our control. There may be changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, our actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in our forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. We believe that these factors include, but may not be limited to, those set forth under “Financial and operating performance” and “Risks relating to our business”  in our Annual Report on form 20-F for 2010 as filed on 24th March 2011, with regard to trends, risk management, and exchange rates and with regard to the effects of changes or prospective changes in regulation, and the following:

•             the impact of difficult conditions in the global capital markets and the economy generally;

•             the impact of government and central bank initiatives related to the difficult economic environment;

•             defaults and impairments in our bond, mortgage and structured credit portfolios;

•             the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit;

•             changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability;

•             risks associated with arrangements with third parties, including joint ventures;

•             inability of reinsurers to meet obligations or unavailability of reinsurance coverage;

•             a decline in our ratings with Standard & Poor’s, Moody’s and A.M. Best;

•             increased competition in the UK and in other countries where we have significant operations;

•             changes to our brand and reputation;

•             changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments;

•             a cyclical downturn of the insurance industry;

•             changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties;

•             the impact of actual experience differing from estimates on amortisation of deferred acquisition costs (“DAC”) and acquired value of in-force business (“AVIF”);

•             the impact of recognising an impairment of our goodwill or intangibles with indefinite lives;

•             changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities;

•             the effect of various legal proceedings and regulatory investigations;

•             the impact of operational risks;

•             the loss of key personnel;

•             the impact of catastrophic events on our results;

•             changes in government regulations or tax laws in jurisdictions where we conduct business;

•             funding risks associated with our pension schemes;

•             the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and

•             the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report.

You should also not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. We do not intend to, and undertake no obligation to (and expressly disclaim any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, our results could differ materially from the forward-looking statements contained in this Current Report. We may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission (“SEC”), our Annual Report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by our directors, officers or employees to third parties, including financial analysts.

Operating Review

The following discussion and analysis should be read in conjunction with Aviva plc and its subsidiaries (“Aviva” or the “Group”) unaudited condensed consolidated interim financial statements and the related notes to Aviva’s unaudited condensed consolidated interim financial statements for the period ended 30 June 2011 included in this document.

Our unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS, issued by the IASB. A summary of the critical accounting policies which have been applied to these statements is set forth in the accounting policies note in our annual report on Form 20-F as filed with the SEC on 23 March 2011.

The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors (including those discussed in Item 3 ‘Risk Factors’  and Item 5 ‘Operating and Financial Review and Prospects’ in our Annual Report and on Form 20-F).

In order to fully explain the performance of our business, we discuss and analyse the results of our business in terms of certain financial measures which are based on IFRS ‘non-GAAP measures’ which we use for internal monitoring and for executive remuneration purposes. We review these in addition to GAAP measures such as profit before tax.

Key Changes for the six months ended 30 June 2011

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. (“Delta Lloyd”) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.

Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.

The Group retains significant influence over Delta Lloyd through its 42.7% shareholding (42.2% as at 30 June 2011) and contractual right to appoint two members of Delta Lloyd’s Supervisory Board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day.

The transaction resulted in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the comparative period have therefore been classified as discontinued operations. The Group’s share of the profits of the retained interest in Delta Lloyd as an associate after the transaction date form part of continuing operations.

Income Statement for 2011

Income Statement data

	6 months 2011 £m	6 months 2010 £m
Amounts in accordance with IFRS	Continuing Operations	Continuing Operations
Income
Gross written premiums	15,398	17,223
Premiums ceded to reinsurers	(942)	(848)
Internal reinsurance revenue	2	5
Premiums written net of reinsurance	14,458	16,380
Net change in provision for unearned premiums	(290)	(150)
Net earned premiums	14,168	16,230
Fee and commission income	719	770
Net investment income/(expense)	5,787	6,911
Share of profit/(loss) after tax of joint ventures and associates	152	91
Profit/(loss) on the disposal of subsidiaries and associates	(11)	28
	20,815	24,030
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(13,063)	(12,519)
Change in insurance liabilities, net of reinsurance	(1,139)	(2,720)
Change in investment contract provisions	(1,957)	(2,641)
Change in unallocated divisible surplus	101	(538)
Fee and commission expense	(2,341)	(2,947)
Other expenses	(1,422)	(1,328)
Finance costs	(339)	(294)
	(20,160)	(22,987)
Profit/(loss) before tax	655	1,043
Tax attributable to policyholders’ returns	3	(31)
Profit/(loss) before tax attributable to shareholders’ profits	658	1,012
Tax attributable to shareholders’ profits	(193)	(278)
Profit/(loss) for the period	465	734

	Per share		Per share
Profit/(loss) per share attributable to equity shareholders:
Basic	15.4	p	23.1	p
Diluted	15.1	p	22.9	p

Sales (from continuing operations)

Period ended 30 June 2011

Total worldwide sales from continuing operations to HY11 were £20,855 million, a decrease of £1,593 million, or 7% from £22,448 million for the six months ended 30 June 2010. Sales in the Life and Pensions business fell from £16,314 million in HY10 to £14,317 million in HY11; this reflected a disciplined approach to volumes and product mix. We have grown sales of more profitable products such as unit linked and protection products and intentionally slowed sales of more capital intensive products. Investment sales increased by 2% over the comparative period.

In general insurance we have built on last year’s performance growing sales whilst maintaining our focus on profitability. Total general insurance and health net written premiums rose by 9% to £4,708 million, including sales growth of 14.5% in the United Kingdom from £2,241 million for the six months ended 30 June 2010 to £2,510 million for the six months ended 30 June 2011.

Income (from continuing operations)

Period ended 30 June 2011

Net written premiums from continuing operations in HY11 were £14,458 million, a decrease of £1,922 million, or 12%, from £16,380 million in the six months ended 30 June 2010. General insurance and health net written premiums increased by 9% on HY10. Life and pensions net written premiums fell from £12,044 million in 2010 to £9,750 million in HY11 driven by a focus on sales of more profitable and capital efficient products at the expense of volumes, particularly in France and Italy.

Net investment income (from continuing operations)

Period ended 30 June 2011

Net investment income from continuing operations for the period was £5,787 million, a decrease of £1,124 million (HY 10: £6,911 million).  This included a reduction of £890 million in Europe.

Other income (from continuing operations)

Period ended 30 June 2011

Other income (which consists of fee and commission income, share of profit/(loss) after tax of joint ventures and associates, and profit on disposal of subsidiaries and associates) decreased by £29 million to £860 million in HY11 (HY 2010: £889 million). Slightly lower commissions within the UK General Insurance business and loss on disposal and re-measurement of subsidiaries were partly offset by an improved financial performance by joint ventures and associates, with share of profits in HY11 being £152 million compared to £91 million in HY10.

Expenses (from continuing operations)

Period ended 30 June 2011

Claims and benefits paid net of reinsurance for continuing operations were £13,063 million, an increase of £544 million over 2010 (HY 2010 : £12,519 million) reflecting an overall increase in long term business claims and benefits paid of £513 million and a small increase in claims payments to general insurance and health policyholders £31million.

Changes in insurance liabilities in the period were a charge of £1,139 million, a decrease of £1,581 million compared to the prior period (HY 2010: £2,720 million charge). This is primarily due to changes in economic and non-economic assumptions.

The change in investment contract provision of £1,957 million charge (HY 2010: £2,641 million charge) is a result of better performance in Europe offset by a decline in the UK.

The change in unallocated divisible surplus (UDS) of £101 million credit (HY 2010: £538 million charge) reflects rising government bond yields in Italy, Spain and Ireland.

Fee and commission expense, other expenses and finance costs of £4,102 million decreased by £467 million from £4,569 million in HY 2010. Decreased fee and commission expenses driven by lower volumes were offset by higher other expenses and finance costs.

Profit before tax attributable to shareholders’ profits (from continuing operations)

Period ended 30 June 2011

Profit before tax attributable to shareholders in the period was £658 million against a profit of £1,012 million in HY 2010. The decrease is primarily due to the decrease in premiums and investment income, which was partly offset by a reduction in expenses.

Adjusting items (from continuing operations)

Period ended 30 June 2011

The long-term insurance and savings business investment variances and economic assumption changes for the period was a loss of £187 million (HY 10: £111 million charge).

The short-term fluctuations and economic assumption changes on the non-life business for the period were a £80 million charge (HY 2010: £26 million credit). This includes the impact of unrealised and realised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group’s capital against adverse equity and foreign exchange (“FX”) movements. Impairment of goodwill was £20 million in HY11 (HY 2010: £2 million). The current year charge primarily relates to an impairment recognised in UK Life.

Economic assumption changes of £8 million adverse for the period (HY 2010: £64 million charge) mainly arose as a result of the reduction in the swap rate used to discount latent claims reserves for general insurance and health claims.

Amortisation of intangibles was a charge of £56 million in HY11 against a £51 million charge in HY10 due to a higher amortisation charge for certain assets.

Loss on disposal of subsidiaries and associates was £11 million in HY11 in relation to movements on some small subsidiaries.

Integration and restructuring costs for HY11 were £111 million (HY 2010: £72 million). This includes the costs of preparing the business for our Solvency II implementation of £41 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditure relating to Quantum Leap project in Europe of £23 million. Restructuring costs across the group amounted to £17 million in the period, including £11 million in Aviva Investors.

There were no exceptional items during the first half of HY11 (HY 2010: £117 million). The HY10 exceptional items mainly arose in Delta Lloyd, which recognised a total of £107 million costs in relation to restructuring their German business (£35 million), unit-linked insurance compensation scheme (£35 million) and compensation costs in defined contribution pension schemes (£37 million).

Adjusted operating profit (from continuing operations)

Period ended 30 June 2011

Adjusted operating profit increased by £65 million for the period, or 6%, to £1,111 million (HY 2010: £1,046 million) for the reasons set out above.

Capital

	30 June 2011		30 June 2010		Sterling % Change
Interim dividend per share	10.0	p	9.5	p	5%

	30 June 2011		31 December 2010		Sterling % change
IGD solvency surplus	£4.0	bn	£3.8	bn	5%
IFRS net asset value per share	425	p	454	p	(6)%

Long-term business

	Long-term savings sales
Continuing operations	6 months 2011 £m	6 months 2010 £m
United Kingdom	5,468	5,194
Aviva Europe	6,289	7,992
North America	1,658	2,334
Asia Pacific	902	794
Total life and pensions – continuing operations	14,317	16,314
Total investment sales	1,830	1,797
Total long-term savings sales – continuing operations	16,147	18,111

General insurance and health

	Net written premiums		Operating profit
Continuing operations	6 months 2011 £m	6 months 2010 £m	6 months 2011 £m	6 months 2010 £m
United Kingdom	2,510	2,241	261	268
Aviva Europe	1,123	1,068	80	46
North America	1,025	996	118	132
Asia Pacific	50	32	(4)	(2)
Total general insurance and health – continuing operations	4,708	4,337	455	444

Performance Review

Regional performance highlights for the six months ended and as at 30 June 2011

United Kingdom

•                                          Aviva grew profitably in the UK with increased sales and increasing IFRS adjusted operating profit, with a double digit underlying growth (excluding the impact of a special distribution benefit in 2010)

•                                          General insurance sales grew for a sixth consecutive quarter and life and pensions sales also showed continued steady growth.

•                                          We have further strengthened our new business franchise across the UK through new distribution agreements with HSBC, Santander and Barclays, and we believe the full benefit of these will come on stream through the second half of this year and into 2012.

•                                          The sale of RAC reflects our focus on our insurance and savings businesses in priority markets.

General insurance results

•                                          Sales experienced a double digit increase, supported by an increase in net written premiums, principally reflecting our focus on writing sustainably profitable business and a small percentage point improvement in the expense ratio.

•                                          As our personal motor customers have increased, net written premiums experienced a double digit increase over the prior period in 2010.

•                                          Personal and commercial motor rating remains positive, with double digit rate increases in both areas.  In our other key markets rating remains more subdued, with low single digit increases in homeowner and commercial non-motor.

•                                          We believe our core strengths in underwriting, pricing and claims management give us a competitive advantage when combined with our strong brand, service and broad distribution and broker relationships.

•                                          We have also strengthened our relationship with HSBC, becoming a Preferred Strategic Partner across Europe, and will benefit from the extension of our general insurance agreement in the UK until 2016.

Continued life sales growth and improved profitability

•                                          Life IFRS adjusted operating profit was stable, while underlying UK Life IFRS adjusted operating profit was up (excluding the impact of a special distribution benefit in 2010).

•                                          Life and pensions sales increased, with pensions and annuities performing well. Total pension sales were up, with Group Personal Pensions contributing double digit growth in sales.

•                                          IRR improved compared with FY10 through a favourable new business mix, better capital efficiency and by growing our business while reducing our cost base.

A strategy for growth in Life

•                                          We intend to seek to increase our position in the protection nmarket and are the provider of choice to RBS and the Post Office. Our extended partnership with Santander, offering life, critical illness and income protection products to Santander customers through our branches, direct and online should further increase our protection sales.

•                                          We plan to build on this from the summer of 2012 with an enhanced agreement with Barclays for the distribution of a range of life protection and personal accident products through the bank’s non-advised sales channels, in addition to our general insurance home and travel products.

Outlook

•                                          We believe we are well-positioned to continue to be a leader in the UK market.

•                                          We stand to benefit from growth within the market and to capitalise on regulatory changes such as RDR and auto-enrolment, which we believe will benefit diversified players like Aviva with wide product ranges and multi-channel distribution.

Europe

Adjusted operating profit

•                                          We increased IFRS adjusted operating profit before tax attributable to shareholders’ profits (excluding Delta Lloyd as an associate) by a double digit percentage as a result of actions taken to rebalance new business mix and due to single digit growth in funds under management.

•                                          Life and pensions sales experienced a double digit decrease while our focus on value generating sales has increased the proportion of unit-linked and protection sales.

•                                          General insurance and health net written premiums are up slightly as a result of rate increases and the continued success of our health business in Ireland.

Life and general insurance combined with strength in multi-distribution

•                                          We benefit from our good multi-channel distribution strategy supported by our bancassurance agreements across the region, where this is the primary route to market.

Our franchises

•                                          We are focused on our five key markets of France, Ireland, Italy, Poland and Spain plus the two growth markets of Russia and Turkey.

•                                          We continue to drive sales of value generating products through disciplined capital management.

•                                          Savings rates remain high across Europe and have increased slightly since 2008.

France

•                                          Our management actions to focus on value generation and a general decline in the market resulted in a double digit decrease in sales.

•                                          Unit-linked sales rose slightly driven by the promotional activities conducted in partnership with Credit du Nord.

•                                          Management action has increased the capital efficiency of our with-profits portfolio and provided greater asset management flexibility.

•                                          General insurance and health net written premiums increased slightly as a result of achieving rating increases in motor and property.

Italy

•                                          Sales have reduced due to our decreased appetite for with-profits products.

•                                          We refocused our sales mix towards protection products, and have experienced a double digit increase in these sales.

•                                          General insurance net written premiums experienced a double digit increase, driven by rating increases on the motor book.

Spain

•                                          We believe our franchise is resilient with improved product cross sell during the economic turbulence.

•                                          Despite a double digit reduction in mortgage activity(2), sales through our branches are down only slightly.

•                                          We are supporting our caja partners as they undergo structural reform. Our aim remains to protect our bancassurance franchise, maintaining our current distribution footprint.

Ireland

•                                          Despite the challenging economic conditions in Ireland, life and pensions sales have increased following continued sales of single premium investment bonds.

•                                          General insurance and health net written premiums in Ireland also increased due to increased sales in health and average rating increases on the motor book and the commercial book, which have been offset by continued competition in the motor sector.

Poland

•                                          We are leveraging our strong brand in Poland, having been voted a “PremiumBrand”(3) for the second year in a row.

•                                          Sales of unit-linked and protection have increased, following changes to the way we incentivise the sales force.

•                                          Sales of non-pensions sales now consist of a greater portion of our total sales compared to HY10 leading to a higher margin.

•                                          General insurance net written premiums increased as a result of the active management of our distribution network and average rating increases.

Turkey and Russia

•                                          We believe the opportunity in Turkey and Russia is significant with the population in these markets equal to that in our five other focus markets.

•                                          Turkey and Russia are growth markets and both have delivered increased life and pensions sales this half year, with both Turkey and Russia experiencing double digit increases.

Outlook

•                                          Europe’s share of the world insurance markets has grown in the past 10 years(5) demonstrating the attraction of operating in this region.

•                                          We believe that in the short term the macroeconomic environment will remain challenging while uncertainty remains around the Eurozone. However, we believe we will continue to grow profits as we optimise our in-force book and costs.

(2) According to the Instituto Nacional de Estadistíca (INE) based on 31% decreased in mortgage approvals by value from the first six months of 2010 to the six months to May 2011

(3) As voted by research institute Millward Brown SMG/KRC

(4) A leading newspaper in Poland

(5) Sigma, WestLB Research

North America

•                                          IFRS adjusted operating profit grew as a result of our actions on pricing and underwriting management and cost discipline:

•                                           In life insurance, adjusted operating profits increased due to growth in the business and disciplined pricing.

•                                           In general insurance, underwriting profits increased offset by lower long term investment returns.

•                                          We aim to remain on track to meet the ambitious cost and efficiency savings announced late last year.

•                                          Our focus on profitable growth combined with a competitive marketplace in the first half of the year meant that life and pension sales decreased as compared to HY2010.

US

•                                          Our strategy of generating profitable growth and writing business at attractive rates of return resulted in another period of good profits.

•                                          We have focused on improving features and re-pricing life and annuity products to balance our competitive position, pricing discipline and customer needs. In May, we also launched the Aviva brand nationally in the US to build consumer recognition of the Aviva name and the life and annuity products we offer.

•                                          Total life and annuity sales declined, primarily in our annuity market, where we maintained our discipline in a competitive indexed annuity market - annuity sales were consequently lower.

•                                          Despite a decline in total life sales, we maintained our focus on product diversification and broadened distribution in a competitive market. Life sales now account for a larger portion of our business compared to HY2010.

Canada

•                                          Net written premiums increased in the first half due to growth in motor insurance and price increases in our property insurance business, offset by lower premiums written in our liability insurance business.

•                                          Adjusted operating profit experienced a double digit decrease, primarily as a result of lower new money yields in our investment portfolio that more than offset higher underwriting profits.

•                                          Cost saving benefits from the actions we announced in 4Q10 improved underwriting performance over the prior year despite higher weather experience in our property insurance business. Our combined operating ratio was unchanged.

Outlook

•                                          We expect continued momentum across the region as we maintain our focus on profitable growth and good underwriting performance through our strategy of pricing and underwriting discipline.

Asia Pacific

•                                          We had increased sales and margin, supported by management actions to improve profitability and capital efficiency.

•                                          We believe our franchise value growth is underpinned by a good multi-channel distribution strategy and bancassurance partnerships.

•                                          IFRS adjusted operating profit has improved during the period.

•                                          The prior year result included a one off benefit from a new GAAP reporting basis in China and, on an underlying basis, profits increased strongly, driven by increased scale and profit emergence from existing business.

•                                          Overall, the region delivered a double digit growth in long term savings sales. Life and pensions sales and investment sales increased during the period.

China

•                                          Across the industry, sales growth has been adversely impacted by the changing distribution landscape brought about by regulatory changes.  In line with this, life and pension sales decreased.

•                                          Despite the challenging environment, profitability improved and we increased new business margin.

•                                          We will continue to expand into more provinces and deepen our bank partnerships, while focusing on sales of long-term retirement products.

India

•                                          Our diversified product mix, ongoing cost management, the balancing of Unit Linked Insurance Plans and higher-margin traditional products countered regulatory challenges and resulted in improvements to margins and profitability.

•                                          Sales experienced a double digit decrease during the period.

Regional overview

•                                          Singapore led the region’s growth with a double digit increase in life and pension sales. This represented a rise against the previous quarter, driven by bancassurance sales and the momentum of our ‘Aviva Advisors’ channel.

•                                          South Korea also delivered a good performance with double digit growth supported by growing bancassurance and agency channels.

•                                          Elsewhere in the region, we continued to focus on growing our franchise value by strengthening our multi-channel distribution capability, improving product innovation as well as managing our overall product portfolio.

Outlook

•                                          We remain positive about the long term outlook for the region and are focused on delivering profitable products and building our multi-channel distribution capability.

Aviva Investors

•                                          We believe we have delivered good investment performance with continuing improvements in client service.

•                                          We made strong progress towards our objective of delivering growth in external assets under management with net sales substantially ahead of HY10.

•                                          Assets under management experienced a single digit increase as compared to HY10.

•                                          The small decrease in adjusted operating profit was a result of focused investment to improve our global operational capabilities.

•                                          Net external sales (excluding liquidity funds) in the first half of the year were up significantly as compared to HY10.

•                                          Revenues from external sources increased slightly.

•                                          Investment performance and further improvements to our global distribution capabilities have helped us to secure a number of notable new external mandate wins, including:

•     A US$500 million mandate in May for River Road Asset Management, our US equities manager, won through our Middle East sales team

•     Continuing demand for our Guaranteed Managed Solutions product in the United States.

•     Further growth in Real Estate Multi Manager assets with new funded and committed mandates totalling more than €1 billion from clients in the Netherlands including SPMS and Philips.

Outlook

•                  We are seeing increasing traction in our business model and are positive about our prospects.

•                  We will continue to leverage our global distribution capabilities, operational scale and good investment performance to deliver further growth in external sales in the second half of 2011.

Delta Lloyd

•                                          Delta Lloyd adjusted operating profits have improved on a like-for-like basis driven in part by the benefits of the cost saving programme.

•                                          Life adjusted operating profit increased for the first four months of 2011 compared with the six months ended 30 June 2010.

•                                          General insurance adjusted operating profit for the first four months of 2011 decreased due to an increase in claims experience, particularly in respect of fire and income protection insurance.

•                                          From the start of 2011 to the partial disposal of Delta Lloyd on 6 May 2011, the AAA collateralised bond spread narrowed as a result of changes in the underlying bond index. This movement was the main driver of the negative variance seen in the first four months of 2011, largely reversing the positive variance reported in the prior year.

Overview

Key financial highlights

IFRS adjusted operating profit

•                                          IFRS adjusted operating profit increased to £1,337 million (HY10: £1,270 million), an increase of 5% driven in particular by profit growth in Europe.

•                                          This number is impacted by the partial disposal of Delta Lloyd on 6 May 2011 which means that the Group adjusted operating profit includes 100% of Delta Lloyd’s adjusted operating profit up to the date of transaction and only a 43% share thereafter.

•                                          IFRS adjusted operating profit excluding Delta Lloyd increased to £1,111 million (HY10: £1,046 million), an increase of 6%.

•                                          The IFRS loss after tax was £59 million (HY10: £1,505 million profit) driven primarily by adverse investment variances in Delta Lloyd of £0.8 billion relating to differing movements in asset and liability yield curves used by Delta Lloyd. This is a reversal of the positive investment variances of £0.8 billion seen in FY10.

IFRS long-term business

•                                          Long-term business adjusted operating profit, excluding Delta Lloyd, increased 7% to £1,082 million (HY10: £1,009 million) driven primarily by Europe where there have been increased adjusting operating returns in participating businesses together with reduced new business strain. In the UK, results are in line with HY10, which benefitted from a special distribution of £84 million in the UK.

•                                          Excluding the impact of the special distribution in the UK in HY 2010, the long term business adjusted operating profit (excluding Delta Lloyd) increased by 17%.

•                     IFRS new business income improved marginally to £471 million (HY10: £467 million) with increased margin offsetting the impact of lower volumes.

•                     Investment returns excluding the special distribution increased 5% to £1,319 million (HY10: £1,254 million).

General insurance and health

•                                          General insurance and health adjusted operating profit decreased to £456 million (HY10: £525 million).

•                                          Excluding Delta Lloyd, general insurance and health adjusted operating profit increased to £455 million (HY10: £444 million). Good underwriting performance was offset by lower LTIR income.

•                                          The underwriting result increased to £119 million (HY10: £61 million), due to improving current year profitability in the UK and benign weather in Europe. In addition, HY10 included adverse weather particularly in Europe.

•                                          The combined operating ratio improved compared with HY10 driven primarily by improvements in the UK and Europe.

•                                          Net written premiums increased to £4,708 million (HY10: £4,337 million), with the growth primarily in the UK.

•            The combined operating ratio improved to 96% (HY10: 97%).

Fund management

•                                          Adjusted operating profit decreased to £53 million (HY10: £56 million). Excluding Delta Lloyd, adjusted operating profit increased to £42 million (HY10: £39 million).

•            Total funds under management were £352 billion (FY10: £402 billion). Excluding Delta Lloyd, total funds under management increased from £340 billion at the end of 2010 to £352 billion.

IFRS Total Return

•                                          Total return was £116 million (HY10: £1,072 million). Excluding discontinued operations (Delta Lloyd), total return was £434 million (HY10: £642 million). Included in this amount are adverse investment variances of £51 million (HY10: £129 million favourable).

•                                          Delta Lloyd total return for the period was a loss of £318 million. This includes a loss of around £360 million (net of tax and non-controlling interest) that relates to a reversal of the positive investment variances seen in 2010.

•                                          The key drivers of the movement compared with the prior year are the reversal of the positive investment variance seen in Delta Lloyd in FY10 and adverse investment variances in Aviva Europe, particularly in Italy and Ireland.

•                                          The effective tax rate for the period was 13% (HY10: 27%).

IFRS net asset value per share

•                                          IFRS net asset value (NAV) was 425 pence (FY10: 454 pence). This decrease was driven by the partial disposal of Delta Lloyd.  In addition, profits for the period and positive foreign exchange movements have been partially offset by payment of the final dividend and adverse investment market movements.

IGD solvency

•                                          IGD solvency surplus as at 30 June 2011 was £4.0 billion (FY10: £3.8 billion).

•                                          A 20% fall in equities would reduce IGD surplus by £0.4 billion.

•                                          At 30 June 2011 IGD cover was 1.6 times (FY10: 1.6 times).

Internal rate of return

•            Overall group IRR excluding Delta Lloyd increased compared with FY10, there have been increases in the UK, Europe and Asia Pacific with the US IRR maintained in line with 2010.

•            New business margin excluding Delta Lloyd reduced compared with HY10 improvements in the UK, Europe and Asia Pacific offsetting a decrease in the US.

Other

Interim dividend of 10.0 pence	• Interim dividend of 10.0 pence is an increase of 5%.

Impact of foreign exchange	• Total foreign currency movements during HY 2011 resulted in a gain recognised in profit before tax of £61 million (HY10: £22 million loss).

Funds under management	• Total funds under management excluding Delta Lloyd grew to £352 billion (FY10: £340 billion). • Funds managed by Aviva Investors increased 4% to £269 billion (FY10: £260 billion).

Group’s rating from Standards and Poors is AA- (“very strong”)

•            The Group’s rating from Standard and Poors is AA- (“very strong”) with a Stable outlook; Aa3 (“excellent”) with a Stable outlook from Moody’s; and

•            A (“excellent”) with a Stable outlook from A M Best.

Asset quality

•            The majority of assets are fully marked to market and therefore both the balance sheet and income statement reflect the market positions as at 30 June 2011.

•            Excluding Delta Lloyd and net of non-controlling interests, our exposure within shareholder funds to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain has reduced from £0.7 billion to £0.5 billion.

•            Our equivalent exposure to the government (and local authorities and agencies) of Italy was £0.9 billion within shareholders funds.

Risk profile

•            The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2011.

•            However, the reduction of the shareholding in Delta Lloyd has decreased the Group’s IFRS balance sheet risks and, in particular, has led to a fall in equity and mortgage risk exposures.

Pension schemes	• At the end of the first half of 2011, there was a small overall net surplus in the pension schemes following the reduction of the scheme deficits in 2010.

Group performance — IFRS basis

Reconciliation of Group adjusted operating profit to profit after tax — IFRS basis

For the six month period ended 30 June 2011

Non GAAP Measures

Adjusted operating profit

We report to our chief operating decision makers in the businesses the results of our operating segments using a financial performance measure we refer to herein as ‘adjusted operating profit’. We define our segment adjusted operating profit as profit before income taxes and non-controlling interests in earnings, excluding the following items: investment return variances and economic assumption changes on long-term and non-long-term business, impairment of goodwill, amortisation and impairment of other intangibles (excluding the acquired value of in-force business), profit or loss on the disposal of subsidiaries and associates, integration and restructuring costs and exceptional items.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of adjusted operating profit enhances the understanding and comparability of the underlying performance of our segments by highlighting net income attributable to ongoing segment operations.

Adjusted operating profit for long-term insurance and savings business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. The expected rate of return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification. Where assets are classified as fair value through profit and loss, expected return is based on the same assumptions used under embedded value principles for fixed income securities, equities and properties. Where fixed interest securities are classified as available for sale, such as in the US, the expected return comprises interest or dividend payments and amortisation of the premium or discount at purchase. Adjusted operating profit includes the effect of variances in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed as non-operating items.

Adjusted operating profit for non-long-term insurance business is based on expected investment returns on financial investments backing shareholder funds over the period. Expected investment returns are calculated for equities and properties by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of return. This rate of return is the same as that applied for the long-term business expected returns. The longer-term return for other investments is the actual income receivable for the period. Changes due to market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, are disclosed as non-operating items. The impact of changes in the discount rate applied to claims provisions is also treated outside adjusted operating profit.

Adjusted operating profit is not a substitute for profit before income taxes and non-controlling interests in earnings or net income as determined in accordance with IFRS. Our definition of adjusted operating profit may differ from similar measures used by other companies, and may change over time.

The table below presents our consolidated adjusted operating profit for the six month period ended 30 June 2011 and 30 June 2010 and for the year ended 31 December 2010, as well as the reconciliation of adjusted operating profit to profit before tax attributable to shareholders’ profits under IFRS.

	6 months 2011 £m			6 months 2010 £m			Full year 2010 £m
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Adjusted operating profit before tax attributable to shareholders’ profits
Long-term business
United Kingdom	462	—	462	463	—	463	850	—	850
Europe	473	185	658	425	119	544	893	330	1,223
North America	109	—	109	86	—	86	174	—	174
Asia Pacific	38	—	38	35	—	35	71	—	71
Total long-term business (note 1)	1,082	185	1,267	1,009	119	1,128	1,988	330	2,318
General insurance and health
United Kingdom	261	—	261	268	—	268	579	—	579
Europe	80	1	81	46	81	127	109	146	255
North America	118	—	118	132	—	132	222	—	222
Asia Pacific	(4)	—	(4)	(2)	—	(2)	(6)	—	(6)
Total general insurance and health (note 2)	455	1	456	444	81	525	904	146	1,050
Fund management
Aviva Investors	39	—	39	42	—	42	97	—	97
United Kingdom	3	—	3	(2)	—	(2)	3	—	3
Europe	—	11	11	—	17	17	—	103	103
Asia Pacific	—	—	—	(1)	—	(1)	(2)	—	(2)
Total fund management (note 3)	42	11	53	39	17	56	98	103	201
Other:
Other operations and regional costs (note 4)	(81)	(2)	(83)	(65)	18	(47)	(177)	(43)	(220)
Regional operating profit	1,498	195	1,693	1,427	235	1,662	2,813	536	3,349
Corporate centre (note 5)	(66)	—	(66)	(54)	—	(54)	(143)	—	(143)
Group debt costs and other interest (note 6)	(321)	(4)	(325)	(327)	(11)	(338)	(644)	(12)	(656)
Adjusted operating profit before tax attributable to shareholders’ profits (excluding Delta Lloyd as an associate)	1,111	191	1,302	1,046	224	1,270	2,026	524	2,550
Share of adjusted operating profit (before tax) of Delta Lloyd as an associate	35	—	35	—	—	—	—	—	—
Adjusted operating profit before tax attributable to shareholders’ profits	1,146	191	1,337	1,046	224	1,270	2,026	524	2,550
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business	(187)	(820)	(1,007)	111	951	1,062	(219)	1,010	791
Short-term fluctuation in return on investments on non-long-term business	(80)	(60)	(140)	26	(20)	6	(199)	(44)	(243)
Economic assumption changes on general insurance and health business (note 7)	(8)	—	(8)	(64)	—	(64)	(61)	—	(61)
Impairment of goodwill and other amounts expensed	(20)	—	(20)	(2)	—	(2)	(23)	(1)	(24)
Amortisation and impairment of intangibles	(56)	(5)	(61)	(51)	(9)	(60)	(193)	(23)	(216)
(Loss) / profit on the disposal of subsidiaries and associates (note 8)	(11)	(32)	(43)	28	—	28	163	(4)	159
Integration and restructuring costs (note 9)	(111)	—	(111)	(72)	—	(72)	(225)	(18)	(243)
Exceptional items (note 10)	—	—	—	(10)	(107)	(117)	276	(549)	(273)
Non-operating items before tax (excluding Delta Lloyd as an associate)	(473)	(917)	(1,390)	(34)	815	781	(481)	371	(110)
Share of Delta Lloyd’s non-operating items (before tax) as an associate	(8)	—	(8)	—	—	—	—	—	—
Non-operating items before tax	(481)	(917)	(1,398)	(34)	815	781	(481)	371	(110)
Share of Delta Lloyd’s tax expense, as an associate	(7)	—	(7)	—	—	—	—	—	—
(Loss) / Profit before tax attributable to shareholders’ profits	658	(726)	(68)	1,012	1,039	2,051	1,545	895	2,440
Tax on operating profit	(292)	(25)	(317)	(267)	(43)	(310)	(529)	(96)	(625)
Tax on other activities	99	227	326	(11)	(225)	(236)	206	(129)	77
	(193)	202	9	(278)	(268)	(546)	(323)	(225)	(548)
(Loss) / Profit for the period	465	(524)	(59)	734	771	1,505	1,222	670	1,892

Sales

The total sales of the Group consist of long-term insurance and savings new business sales and general insurance and health net written premiums. We classify our long-term insurance and savings new business sales into the following categories:

Long-term insurance and savings new business sales

Sales of the long-term insurance and savings business consist of, covered business or life, pensions and savings products:

•		Insurance and participating investment business
	•	This includes traditional life insurance, annuity business and with-profits business
	•	There is an element of insurance risk borne by the group therefore, under IFRS, these are reported within net written premiums.

•		Non-participating investment business:
	•	This includes unit-linked business and pensions business
	•	The amounts received for this business are treated as deposits under IFRS and an investment management fee is earned on the funds deposited
	•	For new business reporting in the UK, companies continue to report non-participating investment business within their ‘covered business’ sales, in line with the historic treatment under UK GAAP.

•		Non-covered business or investment sales:
	•	These include retail sales of mutual fund type products such as unit trusts and OEICs.
	•	These products carry no insurance risk that is borne by the Group therefore under IFRS, these are treated as deposits and investment management fee income is earned on the funds deposited.
	•	These have never been treated as ‘covered business’ for long-term insurance and savings reporting so we show these separately as investment sales.

Sales is a non-GAAP financial measure and key performance indicator that we report to our key decision makers in the businesses in order to assess the value of new business from our customers and compare performance across the markets in which we operate. We consider sales to be a critical indicator of new business, and is the basis on which we provide analysis of our results to our shareholders and analysts. The non-GAAP measure of sales is also used internally in the determination of bonus awards as an executive performance measure.

For our general insurance and health business we report sales based on IFRS net written premiums.

For long-term insurance and savings new business, we define sales as the sum of the present value of new business premiums (PVNBP) of life, pension and savings products and investment sales.

PVNBP is equal to total single premium sales received in the year plus the discounted value of annual premiums expected to be received over the terms of newly incepted contracts and is calculated as at the date of sale. We adjust annual premiums to reflect the expected stream of business coming from this new business over future years. In the view of management this performance measure better recognises the relative economic value of regular premium contracts compared to single premium contracts. PVNBP is a European insurance industry standard measure of new business.

For our long-term insurance and savings business, we believe that sales is an important measure of underlying performance and a better measure for new business than IFRS net written premiums. We consider the use of sales over IFRS net written premiums provides:

•        Consistent treatment of long-term insurance and investment contracts: IFRS net written premiums do not include deposits received on non-participating investment contracts. Long-term insurance contracts and participating investment contracts also contain a deposit component, which are included in IFRS net written premiums, in addition to an insurance risk component. Therefore, to appropriately assess the revenue generated on a consistent basis between types of contracts, we evaluate the present value of new business sales of long-term insurance and investment products on the basis of total premiums and deposits collected, including sales of mutual fund type products such as unit trusts and OEICs.

•        Better reflection of the relative economic value of regular premium contracts compared to single premium contracts: Sales recognise the economic value of all expected contractual cash flows for regular premium contracts in the year of inception, whereas IFRS net written premiums only recognise premiums received in the year.

•        Better reflection of current management actions in the year: IFRS net written premiums include premiums on regular premium contracts, which incepted in prior years, and therefore reflect the actions of management in prior years.

In comparison to IFRS net written premiums, sales do not include premiums received from contracts in-force at the beginning of the year, even though these are a source of IFRS revenue, as these have already been recognised as sales in the year of inception of the contract. In addition, unlike IFRS net written premiums, sales do not reflect the effect on premiums of any increase or decrease in persistency of regular premium contracts compared to what was assumed at the inception of the contract.

PVNBP is not a substitute for net written premiums as determined in accordance with IFRS. Our definition of sales may differ from similar measures used by other companies, and may change over time.

General insurance and health sales

General insurance and health sales are defined as IFRS net written premiums, being those premiums written during the year net of amounts reinsured with third parties, as set out in the segmental analysis of results in ‘Financial Statements IFRS — Note A4 — Segmental information’. For sales reporting, we use the GAAP measure for general insurance and health business.

The table below presents our consolidated sales from continuing operations for the six months ended 30 June 2011 and 30 June 2010 and for the year ended 31 December 2010, as well as the reconciliation of sales to net written premiums in IFRS.

£ million	HY11	HY10	FY10
Long-term insurance and savings new business sale	16,147	18,111	33,567
General insurance and health net written premiums	4,708	4,337	8,522
Total sales	20,855	22,448	42,089
Less: Effect of capitalisation factor on regular premium long-term business	(3,724)	(3,349)	(6,379)
Share of long-term new business sales from JV’s and associates	(428)	(700)	(1,446)
Annualisation impact of regular premium long-term business	(192)	(227)	(431)
Deposits taken on non-participating investment and equity release contracts	(2,244)	(2,131)	(3,803)
Retail sales of mutual fund type products (investment sales)	(1,830)	(1,797)	(3,387)
Add: IFRS gross written premiums from existing long-term business	2,679	2,651	4,411
Less: long-term insurance and savings business premiums ceded to reinsurers	(658)	(515)	(983)
Total IFRS net written premiums	14,458	16,380	30,071

•        Effect of capitalisation factor on regular premium long-term business:

PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the year plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discounted value of regular premiums is calculated using the market consistent embedded value methodology proposed by the CFO Forum Principles.

The discounted value reflects the expected income streams over the life of the contract, adjusted for expected levels of persistency, discounted back to present value. The discounted value can also be expressed as annualised regular premiums multiplied by a weighted average capitalisation factor (WACF). The WACF varies over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

•        Share of long-term new business sales from joint ventures and associates:

Total long-term new business sales include our share of sales from joint ventures and associates. Under IFRS reporting, premiums from these sales are excluded from our consolidated accounts, with only our share of profits or losses from such businesses being brought into the income statement separately.

•        Annualisation impact of regular premium long- term business:

As noted above, the calculation of PVNBP includes annualised regular premiums. The impact of this annualisation is removed in order to reconcile the non-GAAP new business sales to IFRS premiums and will vary depending on the volume of regular premium sales during the year.

•        Deposits taken on non-participating investment contracts and equity release contracts:

Under IFRS, non-participating investment contracts are recognised on the statement of financial position by recording the cash received as a deposit and an associated liability and are not recorded as premiums received in the income statement. Only the margin earned is recognised in the income statement.

•        Retail sales of mutual fund type products (investment sales):

Investment sales included in the total sales number represent the cash inflows received from customers to invest in mutual fund type products such as unit trusts and OEICs. We earn fees on the investment and management of these funds which are recorded separately in the IFRS income statement as ‘fees and commissions received’ and are not included in statutory premiums.

•        IFRS gross written premiums from existing long-term business:

The non-GAAP measure of long-term and savings sales focuses on new business written in the year under review while the IFRS income statement includes premiums received from all business, both new and existing.

Key financial highlights

IFRS	6 months 2011 £m		6 months 2010 £m		Sterling % change
Long-term business	1,082		1,009		7%
General insurance and health	455		444		2%
Fund management	42		39		8%
Other operations and regional costs	(81)		(65)		(25)%
Corporate centre	(66)		(54)		(22)%
Group debt and other interest costs	(321)		(327)		2%
Adjusted operating profit before tax (excluding Delta Lloyd as an associate) — continuing operations	1,111		1,046		6%
Share of adjusted operating profit (before tax) of Delta Lloyd, as an associate	35		—		n/a
Adjusted operating profit before tax — continuing operations	1,146		1,046		10%
Adjusted operating profit before tax — discontinued operations	191		224		(15)%
Adjusted operating profit before tax	1,337		1,270		5%
(Loss)/ profit after tax*	(59)		1,505		(104)%

Earnings per share	4.1	p	38.8	p

*Loss after tax driven primarily by Delta Lloyd adverse investment variances of £0.8bn relating to differing movements in asset and liability yield curves used by Delta Lloyd. This is a reversal of the positive investment variances of £0.8bn seen in FY10.

1 — Long-term business IFRS adjusted operating profit

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
United Kingdom	462	463	850
Aviva Europe	473	425	893
North America	109	86	174
Asia Pacific	38	35	71
Total — continuing operations	1,082	1,009	1,988
Total — discontinued operations	185	119	330
Total	1,267	1,128	2,318

IFRS long-term business adjusted operating profit before shareholder tax for continuing operations was £1,082 million (HY10: £1,009 million), an increase of 7% on the prior period. Underlying profit growth was partly offset by lower positive one-off items than in the prior period. Total long-term business adjusted operating profit including the contribution from discontinued operations (Delta Lloyd) was £1,267 million (HY10: £1,128 million), an increase of 12% on the prior period.

United Kingdom

IFRS adjusted operating profit was stable at £462 million (HY10: £463 million) with growth in the non-profit result offset by a lower with-profit result following last year’s final special bonus distribution (HY10: £84 million).

The non-profit result increased by 25% to £441 million (HY10: £353 million) driven by continued positive performance in annuities, increased annual management charges and inclusion of the full results of RBS Life, following its purchase by Aviva at the end of 2010.

Following the reattribution of the inherited estate in 2009, in HY11 earnings on the reattributed assets, unwind of guarantee costs and the demographic impact of policyholder actions contributed £91 million to adjusted operating profits (HY10: £82 million). Of this, around £70 million relating to investment return and unwind of guarantee costs is expected to recur. Also included in the result was a one-off benefit of £30 million relating to the release of tax provisions associated with the reattribution of the inherited estate.

The with-profit result, which includes the shareholders’ share of regular and terminal bonus payments, was £21 million (HY10: £110 million) with the variance from 2010 mainly driven by the absence of the final special distribution (HY10: £84 million).

Aviva Europe

Aviva Europe’s life adjusted operating profit increased by 11% to £473 million (HY10: £425 million). This growth was mainly driven by an increase in returns from existing business in France and Spain and lower new business strain, as management actions led to lower with-profit sales in Italy and France. On an underlying basis HY11 further improved as the prior period result included a favourable one-off item of £55 million relating to the release of reserves for protection business following adoption of realistic reserving in Ireland.

North America

In the US, the focus on profitable growth combined with underwriting and pricing discipline resulted in a 27% increase in adjusted operating profit to £109 million (HY10: £86 million), with the positive impact of business growth and lower DAC amortisation (and positive experience) partly offset by lower mortality profits.

Asia Pacific

Life adjusted operating profit increased to £38 million (HY10: £35 million), driven by the increased scale and profitability of our existing business.

Discontinued operations — Delta Lloyd

Adjusted operating profit for Delta Lloyd included in the Group long-term business total represented 100% of the result as a subsidiary up to 6 May 2011. For this period, the life adjusted operating profit included for Delta Lloyd group increased to £185 million compared with £119 million for the full first half year in 2010, principally driven by expense savings throughout the Delta Lloyd group.

2 — General insurance and health

	Net written premiums			Adjusted operating profit
	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
General insurance — continuing operations
United Kingdom(1)	2,265	2,018	4,109	256	269	567
Aviva Europe	938	901	1,657	70	32	64
North America	1,025	996	1,958	118	132	222
Asia Pacific	12	8	19	—	(2)	(4)
	4,240	3,923	7,743	444	431	849
Health insurance — continuing operations
United Kingdom	245	223	430	5	(1)	12
Aviva Europe	185	167	296	10	14	45
Asia Pacific	38	24	53	(4)	—	(2)
	468	414	779	11	13	55
Total — continuing operations	4,708	4,337	8,522	455	444	904
Total — discontinued operations	557	707	1,177	1	81	146
Total	5,265	5,044	9,699	456	525	1,050

(1)   United Kingdom includes Aviva Re and agencies in run-off.

Group adjusted operating profit from continuing general insurance and health operations for the period was £455 million (HY10: £444 million). The general insurance and health underwriting result from continuing operations increased to £119 million (HY10: £61 million), due to improving current year profitability in the UK and benign weather in Europe.

We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at an appropriate level. Prior year reserve movements will vary year to year but the loss development experience is generally stable. Current year underwriting results improved following actions including improving risk selection, expense management and reshaping the book. Over 2011, we had prior year releases of £2 million excluding Delta Lloyd.

United Kingdom

The results for our general insurance and health business in the UK includes the UK General Insurance business, the UK Health Insurance business, our Group captive reinsurer, Aviva Re, and agencies in run off. Adjusted operating profit of £261 million (HY10: £268 million) comprises UK General Insurance adjusted operating profit of £242 million (HY10: £229 million), a contribution of £6 million (HY10: £39 million) from Aviva Re, £8 million from agencies in run off (HY10: £1 million) and £5 million from our UK health business (HY10: £1 million loss). All subsequent commentary relates solely to UK General Insurance.

The first half of the year built on the momentum generated in 2010 to deliver an increase in both sales and profitability.

Net written premiums for the first six months of the year were £2,222 million, an increase of 14% over the same period last year (HY10 £1,942 million). Personal motor net written premiums were increased 24% to £705 million (HY10: £569 million). We are launching a new low cost, web only product that will be available on price comparison websites. In addition, we are delivering benefits from working with UK Life in strengthening our joint bancassurance offering, a notable example being the extension of our agreement with HSBC through to 2016, having secured Preferred Strategic Partner status with them.

Overall, adjusted operating profit for the first six months of the year increased to £242 million, as compared to the first six months of last year (HY10: £229 million). This performance reflects a further improvement of £57 million in the current period operating profitability to £254 million for the period (HY10: £197 million). The principal factors behind this continue to be disciplined underwriting and claims management, together with an improvement in efficiency as we grow the business whilst keeping the cost base broadly flat. The result also includes a slight reduction in investment return to £203 million (HY10: £212 million) and a small strengthening in prior year claims reserves of £12 million (HY10: £32 million release).

We continue to see a similar rating environment as in 2010 with rate increases over the past year of 21% in personal motor and 6% in homeowner. In commercial motor we have increased rates by 10%. Conditions in commercial property and liability remained more subdued however and ratings increases were in low single digits.

Aviva Europe

Net written premiums increased by 5% to £1,123 million (HY10: £1,068 million) driven by rating actions in personal motor in France, Italy and Poland.

General insurance and health adjusted operating profit increased by 74% to £80 million (HY10: £46 million). Benign weather in the first half of 2011 compared to the weather events in the first half of 2010 combined with our continued investment in underwriting and pricing expertise, has meant we have delivered a higher underwriting result. This was offset by lower long term investment returns primarily as a result of lower investment yields.

North America

Net written premiums in Canada increased 3% to £1,025 million (HY10: £996 million), due to pricing actions in motor insurance and property insurance businesses, offset by a slight decline in our liability insurance business as we continued our strategy of disciplined pricing, sophisticated underwriting and focused risk selection across our product portfolio.

Adjusted operating profit decreased 11% to £118 million (HY10: £132 million) as LTIR declined, primarily as a result of lower new money yields in our investment portfolio.

Asia Pacific

The net written premiums in the general insurance and health business increased to £50 million (HY10: £32 million) due to new business initiatives in Singapore and the contribution of the Indonesia health business, which was acquired on 1 July 2010.

The adjusted operating loss was £4 million (HY10: £2 million loss), driven by integration and development costs in relation to the Indonesia health business.

Discontinued operations — Delta Lloyd

As a result of the partial disposal of Aviva’s stake in Delta Lloyd, from 6 May 2011 the Group ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations. Net written premiums for the period to 6 May 2011 were £557 million (6 months to 30 June 2010: £707 million) and adjusted operating profit decreased to £1 million (6 months to 30 June 2010: £81 million).

3 — Fund management

Geographical analysis of fund management adjusted operating profits

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
United Kingdom	11	11	44
Europe	19	20	36
North America	13	13	22
Asia Pacific	(4)	(2)	(5)
Aviva Investors(1)	39	42	97
United Kingdom	3	(2)	3
Asia Pacific	—	(1)	(2)
Total — continuing operations	42	39	98
Total — discontinued operations	11	17	103
Total	53	56	201

(1)   Aviva Investors total Regional adjusted operating profit of £41 million (HY10: £42 million, FY10: £100 million) also includes profit from the Aviva Investors pooled pensions business of £2 million (HY10: £nil, FY10: £3 million), which is included in the life segment.

Our worldwide fund management adjusted operating profit for continuing operations increased to £42 million (HY10: £39 million) on an IFRS basis.

Aviva Investors

Adjusted operating profit decreased by 7.1% to £39 million in 2011 (HY10: £42 million). The slight reduction in profit resulted from our focused investment in our third party distribution capabilities and the implementation of a globally scalable investment management platform.

Other fund management businesses

United Kingdom adjusted operating profit of £3 million related solely to the Aviva UK investment business (HY10: £2 million loss). The increase in adjusted operating profit was a result of increased funds under management resulting in higher income. The collective investment business with Royal Bank of Scotland Group (RBSG) was sold in December 2010 (HY10: £4 million loss).

Adjusted operating profit in Asia Pacific includes our Navigator business in Singapore. The prior year result included an adjusted operating loss of £1 million in Hong Kong Navigator, which was closed to business in 2010. On an underlying basis, adjusted operating profit was in line with the prior period, showing a breakeven position for the first six months of the year.

Funds under management

Funds under management as at 30 June 2011 were £352 billion (31 December 2010: £340 billion, excluding Delta Lloyd). The total funds under management reported as at 31 December 2010 of £402 billion included £62 billion relating to Delta Lloyd, which has now been deconsolidated (see note A3).

	30 June 2011			31 December 2010
	Aviva Investors £m	Other Aviva and external managers £m	Total £m	Aviva Investors £m	Other Aviva and external managers £m	Total £m
Internal funds under management	216,928	62,833	279,761	209,094	117,666	326,760
Third party funds under management	52,451	19,400	71,851	50,693	24,798	75,491
Funds under management	269,379	82,233	351,612	259,787	142,464	402,251
Delta Lloyd	—	—	—	—	(62,362)	(62,362)
Funds under management (excluding Delta Lloyd)	269,379	82,233	351,612	259,787	80,102	339,889

Funds managed by Aviva Investors increased 4% to £269 billion (31 December 2010: £260 billion), with assets managed for external clients increasing 3% to £52 billion (31 December 2010: £51 billion). The growth in funds under management was due to positive net flows, capital appreciation and foreign exchange gains resulting from strengthening of the euro against sterling. Detailed analysis is given within note A19.

4 — Other operations and regional costs

	6 months 2011			6 months 2010			Full year 2010
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	—	(28)	(28)	—	(1)	(1)	—	(21)	(21)
Aviva Europe	(20)	(8)	(28)	(18)	(19)	(37)	(55)	(49)	(104)
North America	(6)	(2)	(8)	(12)	3	(9)	(26)	6	(20)
Asia Pacific	(17)	—	(17)	(19)	1	(18)	(32)	—	(32)
Total — continuing operations	(43)	(38)	(81)	(49)	(16)	(65)	(113)	(64)	(177)
Total — discontinued operations	—	(2)	(2)	—	18	18	—	(43)	(43)
Total	(43)	(40)	(83)	(49)	2	(47)	(113)	(107)	(220)

Continuing other operations and regional costs increased to £81 million (HY10: £65 million). Of the £28 million in the UK, £4 million related to the UK region and the balance to Group Centre. The HY10 comparative also included a favourable non-recurring item of £12 million. Costs within Aviva Europe, North America and Asia Pacific have decreased.

5 — Corporate centre

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Project spend	(11)	(8)	(37)
Share awards and other incentive schemes	(7)	(7)	(14)
Central spend	(48)	(39)	(92)
Total	(66)	(54)	(143)

Corporate Centre costs increased to £66 million (HY10: £54 million) due mainly to increased central spend to meet greater financial and regulatory reporting requirements.

6 — Group debt costs and other interest

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
External debt
Subordinated debt	(147)	(146)	(290)
Other	(13)	(11)	(21)
Total external debt	(160)	(157)	(311)
Internal lending arrangements	(134)	(121)	(246)
Net finance charge on main UK pension scheme	(27)	(49)	(87)
Total — continuing operations	(321)	(327)	(644)
Total — discontinued operations	(4)	(11)	(12)
Total	(325)	(338)	(656)

Group debt costs and other interest for continuing operations of £321 million (HY10: £327 million) comprised external interest on borrowings, subordinated debt and internal lending arrangements. External interest costs remained consistent at £160 million (HY10: £157 million) and interest costs on internal lending arrangements increased to £134 million (HY10: £121 million) due to changes in internal debt balances through the period.

The UK pension scheme net charge represented the difference between the expected return on pension scheme assets and the interest charged on pension scheme liabilities. The net pension charge decreased to £27 million (HY10: £49 million) due mostly to the closure of the scheme to future accruals with effect from 1 April 2011 and the consequent reduction in scheme liabilities.

7 — Economic assumption changes on general insurance and health business

Economic assumption changes of £8 million adverse (HY10: £64 million adverse) mainly arise as a result of the reduction in the swap rate used to discount latent claims reserves.

8 — Loss on the disposal of subsidiaries and associates

The total Group loss on disposal of subsidiaries and associates was £43 million (HY10: £28 million profit). This included a loss of £32 million arising from the sale of 25 million ordinary shares in Delta Lloyd N.V, on 6 May 2011, which reduced our holding to approximately 43% and resulted in the deconsolidation of Delta Lloyd. Cash consideration of £380 million was received for the sale of shares, and £8 million of costs were attributable to the disposal transaction. Note A3 gives further information on the calculation of the loss.

9 — Integration and restructuring costs

Integration and restructuring costs were £111 million (HY10: £72 million). This included costs associated with preparing the businesses for Solvency II implementation of £41 million, a £30 million charge in the UK relating to the reattribution of the inherited estate and expenditures relating to the Quantum Leap project in Europe of £23 million. Expenditures relating to other restructuring exercises across the group amounted to £17 million, including £11 million in Aviva Investors.

10 — Exceptional items

There were no exceptional items during the first half of 2011 (HY10: £117 million). The HY10 exceptional items mainly arose in Delta Lloyd, which recognised a total of £107 million costs in relation to restructuring their German business (£35 million), unit-linked insurance compensation scheme (£35 million) and compensation costs in defined contribution pension schemes (£37 million).

New business

11 — Life and pension sales

	Present value of new business premiums
Life and pensions (gross of tax and minority interest)	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
United Kingdom	5,468	5,194	10,298
France	2,345	2,827	4,918
Ireland	553	476	938
Italy	1,778	3,052	4,456
Poland	305	319	603
Spain	1,015	1,060	2,084
Other Europe	293	258	538
Aviva Europe	6,289	7,992	13,537
North America	1,658	2,334	4,728
Asia Pacific	902	794	1,617
Total life and pensions — continuing operations	14,317	16,314	30,180
Total life and pensions — discontinued operations(1)	1,085	1,732	3,178
Total life and pensions	15,402	18,046	33,358

(1)   Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

United Kingdom

Sales of life and pensions up 5% at £5,468 million (HY10: £5,194 million).

	Present value of new business premiums
	6 months 2011 £m	6 months 2010 £m	% Growth Sterling
Life and pensions business
Pensions	2,742	2,061	33%
Annuities	1,610	1,603	—
Bonds	466	828	(44)%
Protection	490	507	(3)%
Equity release	160	195	(18)%
United Kingdom	5,468	5,194	5%

Total pensions sales increased 33% to £2,742 million (HY10: £2,061 million) which included a further good performance in Group Personal Pensions (“GPP”). Sales increased 82% to £1,420 million (HY10: £779 million), reflecting the strength of our GPP proposition in the more active pre Retail Distribution Review (“RDR”) marketplace.

Total annuity sales were slightly higher at £1,610 million (HY10: £1,603 million) which included a 9% increase in individual annuities supported by continued good performance in the open market. Sales of bulk purchase annuities were £305 million (HY10: £409 million), reflecting our strict financial criteria for writing this business and a quieter marketplace.

Total protection sales were marginally down at £490 million (HY10: £507 million) with sales of core protection up 2%. We launched our new protection platform, including a suite of simple protection products through Santander at the end of June, building on our existing general insurance distribution agreement.

Sales of bonds were lower in the first half of 2011 at £466 million (HY10: £828 million), reflecting our continued focus on writing profitable business, the impact of the changing distributor landscape pre-RDR, and the relative attractiveness of bonds following tax treatment changes. Sales of equity release decreased 18% to £160 million (HY10: £195 million), as this market continues to decline.

Aviva Europe

Aviva Europe has had a good six months within the confines of a challenging economic environment, continuing with our increased focus on selling unit-linked and protection products. Whilst unit-linked sales decreased by 6% as compared to HY10 they increased by 37% against the second half of 2010. Protection sales have increased 6% compared with the first half of 2010 and 36% against the second half of 2010.

Our strategy has been to rebalance the sales mix and we have taken disciplined management actions in Italy and France which has led to sales of with-profits products decreasing by 36% against HY10. This has led to an overall decrease in sales of 21% to £6,289 million (HY10: £7,992 million).

Sales in France decreased by 17% to £2,345 million (HY10: £2,827 million) following the deliberate management actions to improve the profitability of the with-profits portfolio with sales of these products decreasing by 22%. Unit-linked sales have increased by 5% following the promotional activities carried out by our partner Credit du Nord.

Sales in Italy decreased by 42% to £1,778 million (HY10: £3,052 million) in line with our reduced appetite for capital intensive with-profit sales. Several initiatives have been directed at increasing protection sales which have increased 12%.

Sales in Spain decreased by 4% to £1,015 million (HY10: £1,060 million) which is a resilient performance in the context of the structural reform of the financial sector and the current market conditions and low levels of consumer lending. Protection sales continued to be robust, dropping only 8% compared to a 31% decline in Spanish mortgage lending(1).

Sales in Ireland increased by 16% to £553 million (HY10: £476 million). This was driven by sales of single premium investment bonds. Excluding this, product sales decreased by 5% as the market continued to be difficult.

Sales in Poland decreased by 4% to £305 million (HY10: £319 million). Our sales force are focusing on selling protection and unit-linked products increasing the sales of these products by 157% and 38% respectively. Our success in redirecting our sales force can be seen in the increase in non-pension sales from 44% of the portfolio in Poland to 77%. This was offset by the expected continuing reduction in pension sales.

We have achieved an increase in sales of 32% in Turkey driven by high pensions sales and 34% in Russia due to high sales of protection through the bancassurance channel.

North America

In the US, life and annuity sales declined 29% to £1,658 million for the first half (HY10: £2,334 million), reflecting our continuing focus on balancing profitability and growth while diversifying our business mix and managing capital efficiency.

The sales decline was primarily in annuities, as we maintained a disciplined focus in a highly competitive indexed annuity market, with sales reducing 34% to £1,202 million for the first half (HY10: £1,829 million). Looking at the quarter-on-quarter trend, sales in the second quarter of 2011 grew 21% to £659 million (1Q11: £543 million), as we introduced new products to meet customer needs while maintaining a focus on profitability and capital efficiency. Despite a 10% decline in total life sales to £456 million (HY10: £505 million), we maintained our focus on product diversification and broadened distribution in an extremely competitive market. Life sales now account for 28% of our business (HY10: 22%).

Asia Pacific

The Asia Pacific region continued to deliver a good performance with increased sales, supported by management actions to improve profitability and capital efficiency whilst responding well to challenging regulatory changes. We remain positive about the long term outlook for the region and are focused on delivering profitable products and building our multi-distribution capability.

The Asia Pacific region delivered 14% growth in life and pensions sales to £902 million (HY10: £794 million). Singapore led the region’s growth with a 71% increase (63% on a local currency basis) in life and pension sales to £244 million (HY10: £143 million).

South Korea delivered strong performance with a 20% increase (22% on a local currency basis) to £242 million (HY10: £201 million) supported by its fast-growing bancassurance and agency channels.

In China, regulatory changes resulted in volumes declining across the industry. Life and pension sales decreased by 12% (11% on a local currency basis) to £207 million (HY10: £235 million). Despite a challenging environment, profitability improved.

In India, while sales are down 14% (11% on a local currency basis) to £50 million (HY10: £58 million), a diversified product mix, ongoing cost management, the balancing of Unit Linked Insurance Plans (ULIPs) and traditional products enabled us to respond to regulation changes and resulted in improvements to profitability.

Sales by Country — Asia Pacific	6 months 2011 £m	6 months 2010 £m	% Growth Sterling
China	207	235	(12)%
Hong Kong	83	79	5%
India	50	58	(14)%
Singapore	244	143	71%
South Korea	242	201	20%
Other Asia	76	78	(3)%
Asia Pacific	902	794	14%

(1) According to the Instituto Nacional de Estadistíca (INE) based on 31% decrease in mortgage approvals by value from the first 6 months of 2010 to the six months to May 2011.

Discontinued operations — Delta Lloyd

As a result of the partial disposal of Aviva’s stake in Delta Lloyd, from 6 May 2011 the Group has ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations. On a like for like basis excluding Germany the Delta Lloyd sales are flat on the prior period.

12 — Investment sales

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Investment sales
United Kingdom	782	849	1,548
Europe (Aviva Investors)	770	731	1,350
Asia (Aviva Investors)	161	109	266
Asia	117	108	223
Asia Pacific(2)	278	217	489
Total investment sales — continuing operations	1,830	1,797	3,387
Total investment sales — discontinued operations(1)	170	395	615
Total investment sales	2,000	2,192	4,002

(1) Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

Total investment sales (excluding Delta Lloyd) of £1,830 million were 2% higher than the same period last year (HY10: £1,797 million).

UK investment sales decreased 8% to £782 million (HY10: £849 million) primarily reflecting the high 2010 comparator which included an uplift in volumes as investors returned to property funds in the first part of 2010. During the first half of 2011 we saw strong performance in multi-manager funds, and niche products including global convertibles, index opportunities and property.

Europe investment sales increased by 5% to £770 million (HY10: £731 million) reflecting increased demand for index opportunities funds while emerging market debt, global convertible and tactical asset allocation funds also continued to attract investment. Sales through Polish distribution channels benefited from a local marketing campaign, which coupled with the expansion of our external distribution network in Poland, resulted in the majority of the sales growth for the region.

Investment sales in Asia Pacific was 28% higher at £278 million (HY10: £217 million) reflecting higher sales in Australia at £159 million, an increase of 46% on prior year sales (HY10: £109 million) largely due to the launch of a separately managed account product in 2011. There was also an 8% increase in sales in Asia to £117 million (HY10: £108 million) due to higher portfolio transfer sales and the contribution of the Aviva Advisors channel in Singapore.

As described above, the results of Delta Lloyd up to 6 May 2011 have been classified as discontinued operations.

(2) On the 1 October  2011 Aviva announced the sale of Aviva Investors Australia to NabInvest by Aviva Investors Holdings Ltd.

Capital management

13 — Net asset value

IFRS net asset value per share has reduced during the period to 425p (31 December 2010: 454p), primarily driven by the impact of the partial disposal of Delta Lloyd (see below). After taking account of the impact of the Delta Lloyd disposal on opening net asset value, IFRS total equity increased from £14,903 million to £15,205 million.

Impact of partial disposal of Delta Lloyd on IFRS net asset value

As set out in note A3, as a result of the partial disposal of Delta Lloyd on 6 May 2011 Aviva’s share of Delta Lloyd’s voting rights has fallen below 50%, so Delta Lloyd has been deconsolidated. Notwithstanding that Aviva has retained a 43% associate interest in Delta Lloyd’s ordinary share capital following the partial disposal, deconsolidation is accounted for as the disposal of the Group’s entire 58% interest pre-transaction, resulting in a loss on disposal on the entire 58% interest.

During the period ended 6 May 2011, Delta Lloyd’s total equity decreased by £420 million, from £4,310 million to £3,890 million, mainly due to spreads narrowing by circa 80bps on the yield curve used to value liabilities.

Aviva’s share of Delta Lloyd’s total equity at 6 May 2011 was £2,120 million, with £1,770 million owned by non-controlling interests. Given net proceeds of £1,488 million, the movement in ordinary shareholders’ equity following the partial disposal is therefore a reduction of £632 million.

In the income statement, the reported loss is £32 million, as the movement in ordinary shareholders’ equity was mostly been offset by a credit of £600 million which represented other reserves relating to Delta Lloyd that have been recycled to the income statement on disposal.

IFRS
30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Total equity at 1 January	17,725	15,086	15,086
Movement in Delta Lloyd equity to 6 May 2011
(Loss)/profit after tax recognised in the income statement, excluding loss on disposal	(492)	—	—
Other comprehensive income, net of tax	82	—	—
Other net equity movements	(10)	—	—
(420)	—	—
Deconsolidation of Delta Lloyd:
Movement in ordinary shareholders’ equity	(632)	—	—
Movement in non-controlling interests	(1,770)	—	—
14,903	15,086	15,086

Adjusted operating profit after tax — continuing operations	845	779	1,497
Adjusted operating profit after tax — discontinued operations	—	181	428
Non-operating items after tax — continuing operations	(380)	(45)	(275)
Non-operating items after tax — discontinued operations	—	590	242
Actuarial gains/(losses) on pension schemes	(8)	(255)	1,060
Foreign exchange rate movements	209	(41)	55
Other comprehensive income, net of tax — continuing operations	(54)	296	380
Other comprehensive income, net of tax — discontinued operations	—	(453)	(64)
Dividends and appropriations net of scrip	(276)	(273)	(548)
Other net equity movements	(34)	(87)	(136)
Total equity at 30 June/31 December	15,205	15,778	17,725

Preference share capital and direct capital instruments	(1,190)	(1,190)	(1,190)
Non-controlling interests	(1,844)	(3,537)	(3,741)
Net assets attributable to Ordinary shareholders of Aviva plc at 30 June/31 December (excluding preference shares)	12,171	11,051	12,794
Number of shares	2,863	2,800	2,820
Net asset value per share	425	p	394	p	454	p

14 — Financial flexibility

The Group’s borrowings are primarily comprised of long dated hybrid instruments with maturities spread over many years, minimising refinancing risk. In addition to central liquid asset holdings of £1.8 billion, the Group also had access to unutilised committed credit facilities of £2.1 billion provided by a range of leading international banks.

15 — European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2011 £bn	31 December 2010 £bn
Insurance Groups Directive (IGD) capital resources	5.0	10.6	15.6	16.3
Less: capital resource requirement (CRR)	(5.0)	(6.6)	(11.6)	(12.5)
Insurance Group Directive (IGD) excess solvency	—	4.0	4.0	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus increased by £0.2 billion since 31 December 2010 to £4.0 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Operating profits net of other income and expenses	0.5
Movement in Lower Tier II Hybrid	0.4
Dividends net of scrip	(0.3)
Market movements including foreign exchange	(0.3)
Pension scheme funding	(0.2)
Increase in Capital Resource Requirement	(0.1)
Impact of Delta Lloyd sell down	0.1
Increase in market valuation of RAC	0.2
Other	(0.1)
Estimated IGD solvency surplus at 30 June 2011	4.0

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

16 — Sensitivity analysis

The sensitivity of the Group’s total equity, excluding Delta Lloyd, on an IFRS basis as at 30 June 2011 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2010 £bn	IFRS basis	30 June 2011 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
15.0	Long-term savings	15.6	(0.2)	(1.0)	(0.3)
8.8	General insurance and other	5.4	(0.1)	(0.6)	0.4
(6.1)	Borrowings(1)	(5.8)	—	—	—
17.7	Total equity	15.2	(0.3)	(1.6)	0.1

(1)   Comprising external and subordinated debt.

The HY11 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business. The main financial sensitivities in Delta Lloyd are covered in note 21 — IFRS Sensitivity analysis.

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability by £1.4 billion.

The 0.5% increased credit spread sensitivities for IFRS do not make an allowance for any adjustment to risk-free interest rates. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. IFRS sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

Group IGD

The sensitivity of the Group’s IGD surplus reflects the impact of the hedges we have put in place as part of our long-term strategy to protect the group from extreme market movements. As at 30 June 2011, the sensitivity to a 10% fall in global equity markets or a rise of 1% in global interest rates is as follows:

	30 June 2011 £bn	Equities down 10% £bn	Interest rates up 1% £bn
IGD Group surplus	4.0	(0.2)	(0.7)

We expect that a 20% fall in equity markets as at 30 June 2011 would reduce IGD by £0.4 billion. The Group’s IGD surplus is not materially exposed to further equity market shocks as hedging strategies in place protect against further extreme market shocks.

17— Risk management

As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of maintaining financial stability for our customers, shareholders and other stakeholders and is closely linked to capital management.

The Group’s risk strategy is to invest its available capital to optimise the balance between return and risk whilst maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:

•             Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;

•             Allocate capital where it will make the highest returns on a risk-weighted basis; and

•             Meet the expectations of our customers, investors and regulators that we will maintain capital surpluses to ensure we can meet our liabilities even if a number of extreme risks materialise.

Risk environment

The first six months of 2011 saw continued tensions in the Middle East and North Africa and increasing concerns over the levels of sovereign debt within and, to a lesser degree, outside the Eurozone. Interest rates remained low in developed markets and inflationary threats increased. Despite these potential headwinds, equity markets rose modestly in the UK, Europe and the US and credit spreads narrowed. Discussions over key aspects of the future European Solvency II regime have progressed, although some uncertainty remains.

Risk profile

The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2011 and remain credit, market, life insurance, general insurance, liquidity, operational and reputational risks as described under “Financial and operating performance” starting on page 18 and “Risks relating to our business” starting on page 111 of the annual report on form 20-F for 2010 as filed on 23 March 2011. However, the reduction of the shareholding in Delta Lloyd has decreased the Group’s IFRS balance sheet risks and, in particular, has led to a fall in equity and mortgage risk exposures. The reduction of the shareholding in Delta Lloyd also resulted in a modest reduction in the Group’s underlying exposures to equity, credit, property, interest rate and inflation risks when measured on an economic capital basis. The Group has broad ranging investment restrictions in place on sovereign and corporate exposure to Greece, Ireland, Italy, Portugal and Spain and has actively reduced exposure to the most vulnerable countries. The Group continues to pursue its strategy of focusing on the more profitable business lines. Overall the Group was operating within its quantitative economic capital and liquidity risk appetites at the 30 June 2011.

We provide more detail on the risk profile and risk management approach in note A17 — Risk Management on the material risks and uncertainties facing the Group for the next six months. Our risk management processes ensure close and ongoing monitoring of all our capital measures and control any mismatch between our assets and liabilities. These processes include the use of derivative hedges which are described in more detail below.

Equity hedging

Alongside use of derivatives for portfolio management and the local management of equity risk within each business unit, the Group has maintained a long-term strategy to manage its residual overall equity risk through the use of derivatives. As at 30 June 2011 the

Group’s shareholder funds held £6 billion notional of equity hedges, with up to 3 months to maturity with a strike of 76% of the prevailing market levels on 30 June 2011.

Interest rate hedging

Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. The most material examples of uses to hedge guarantees relate to guaranteed annuity exposures in both the UK and Ireland. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group’s interest rate exposure.

Currency hedging

At a Group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forward contracts to provide certainty regarding the sterling value to be received by Group. Derivatives have also been used to reduce foreign exchange balance sheet translation risk. As at 30 June 2011 the Group had in place zero cost collar Euro and Canadian Dollar hedges with a notional value of £2.0 billion and £0.3 billion, respectively. These hedges are used to protect the Group’s capital against a significant depreciation in the local currency versus sterling.

Analysis of assets

18 — Shareholders’ assets

As at 30 June 2011, total shareholder investments in loans and financial investments included within shareholder assets was £76.7 billion (31 December 2010 excluding Delta Lloyd: £75.5 billion), including loans of £18.6 billion, debt securities of £54.8 billion, equity securities of £1.2 billion and other investments of £2.1 billion.

Shareholders’ assets — loans

30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	14	231	38	290
Loans and advances to banks	856	—	—	—	856
Mortgage loans — securitised	1,916	—	—	—	1,916
Mortgage loans — non-securitised	13,155	1	2,109	—	15,265
Other loans	177	4	98	2	281
Total	16,111	19	2,438	40	18,608
FY10 Total (excluding Delta Lloyd)	15,899	18	2,256	40	18,213

Our diversified UK Life commercial mortgage portfolio remains of good quality, with low levels of default losses recorded in the period. Loan Interest Cover (LIC) remains at 1.32 times and over 97% of mortgages are neither in arrears nor otherwise impaired. The average LTV has remained relatively stable at 93% (31 December 2010: 95%).

The valuation allowance (including supplementary provisions) made in the UK for corporate bonds and commercial mortgages (including healthcare mortgages) carried at fair value equates to 66bps and 79bps respectively as at 30 June 2011 (31 December 2010: 63bps and 78bps respectively). This is equivalent to a valuation allowance of £1.3 billion (31 December 2010: £1.3 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio. In addition, we hold £91 million (31 December 2010: £60 million) of provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.

Shareholders’ assets — financial investments

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities	21,757	32,267	772	54,796	21,040	32,285	845	54,170
Equity securities	460	400	377	1,237	472	276	365	1,113
Other investments	427	1,256	394	2,077	512	1,174	351	2,037
Total	22,644	33,923	1,543	58,110	22,024	33,735	1,561	57,320
Total %	39.0%	58.3%	2.7%	100.0%	38.4%	58.9%	2.7%	100.0%

During the period, there was an increase of 39.0% (31 December 2010: 38.4%) in the proportion of shareholder financial investments classified as “Level 1”, which means that they are valued using quoted prices in active markets.

The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84% (2010: 84%).

Shareholders’ assets — debt securities

	Rating
30 June 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Government	7,387	3,308	1,130	365	163	86	12,439
Corporate	1,557	5,291	12,970	10,335	1,467	4,439	36,059
Certificates of deposits	—	161	160	117	108	20	566
Structured	3,465	597	709	337	542	82	5,732
Total	12,409	9,357	14,969	11,154	2,280	4,627	54,796
Total %	22.6%	17.1%	27.3%	20.4%	4.2%	8.4%	100.0%
FY10 Total (excluding Delta Lloyd)	13,280	8,112	14,796	10,936	2,146	4,900	54,170
FY10% (excluding Delta Lloyd)	24.5%	15.0%	27.3%	20.2%	4.0%	9.0%	100.0%

We grade debt securities according to current external credit ratings issued at the balance sheet date. The credit rating used for each individual security is the second highest of the available ratings from Standard & Poor’s, Moody’s and Fitch. If a credit rating is available from only one of these three rating agencies then this rating is used. If an individual security has not been given a credit rating by any of these three rating agencies, the security is classified as “not rated”.

For the tables in this document we have used the standard Standard & Poor’s rating classifications. Investment grade debt securities are classified within the range of AAA (extremely strong) to BBB (good) ratings, with AAA being the highest possible rating. Debt securities which fall outside this range are classified as less than BBB. Where we use a rating provided by Moody’s or Fitch, we have expressed it as the Standard & Poor’s equivalent rating. For example, we consider Standard & Poor’s rating of AA (very strong) to be equivalent to Moody’s rating of AA (excellent) and Fitch’s rating of AA (very strong).

During the first two quarters of 2011, the proportion of our shareholder debt securities that were investment grade remained relatively stable at 87.4% (31 December 2010 (excluding Delta Lloyd): 87.0%). The remaining 12.6% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

•             4.2% were debt securities that were rated as below investment grade

•             3.7% were US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency

•             4.7% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.1 billion (3.8% of total shareholder debt securities) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

£0.8 billion (31 December 2010: £0.9 billion) of shareholder holdings in debt securities represented exposures to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain. This corresponded to just 0.3% of total balance sheet assets at 30 June 2011. Net of non-controlling interests, our exposure to these governments is reduced to £0.5 billion (31 December 2010: £0.7 billion). Exposure to Greece was less than £1 million (31 December 2010: £3.4 million). A further £1.8 billion (31 December 2010: £1.8 billion) of exposures to these governments were held in participating fund assets (£1.4 billion net of non-controlling interests), shareholder market risk exposure to these assets is governed by the nature and extent of shareholder participation in these funds. In addition, our shareholder exposure (net of non-controlling interests) to the Italian government is £0.9 billion. All of these bonds are held on a mark-to-market through the profit and loss basis under IAS 39, and therefore our balance sheet and profit and loss statement already reflect any reduction in value between the date of purchase and the balance sheet date.

Within structured assets, the group continues to have very limited exposure (3% of total balance sheet assets) to sub-prime and Alt A RMBS, ABS, Wrapped Credit, CDOs and CLOs. Of our remaining exposures to RMBS, the majority are backed by US Government Sponsored Entities, and so are considered to have minimal credit risk.

As an insurance business, the Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which we manage our investments. In addition, to support this, we also use a variety of hedging and other risk management strategies to diversify away residual mis-match risk that is outside of our risk appetite.

19 — Total assets

19.1 — Shareholder/policyholder exposure to risk

30 June 2011	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Total assets analysed £m	Less assets of operations classified as held for sale £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	—	—	5,732	5,732	(513)	5,219
Interests in joint ventures and associates	286	1,582	1,727	3,595	(14)	3,581
Property and equipment	—	121	377	498	(31)	467
Investment property	4,424	5,660	1,152	11,236	—	11,236
Loans	—	6,232	18,608	24,840	(12)	24,828
Financial investments
Debt securities	14,997	85,861	54,796	155,654	—	155,654
Equity securities	23,295	12,103	1,237	36,635	—	36,635
Other investments	27,898	5,745	2,077	35,720	(3)	35,717
Reinsurance assets	1,389	733	4,449	6,571	(1)	6,570
Deferred tax assets	—	—	138	138	(2)	136
Current tax assets	—	—	112	112	—	112
Receivables and other financial assets	323	2,773	6,259	9,355	(84)	9,271
Deferred acquisition costs and other assets	122	222	5,631	5,975	(19)	5,956
Prepayments and accrued income	135	1,580	1,684	3,399	(9)	3,390
Cash and cash equivalents	4,334	10,259	8,553	23,146	(40)	23,106
Assets of operations classified as held for sale	—	—	—	—	728	728
Total	77,203	132,871	112,532	322,606	—	322,606
Interest in Delta Lloyd as an associate	—	—	1,061	1,061	—	1,061
Total (excluding Delta Lloyd as an associate)	77,203	132,871	111,471	321,545	—	321,545
Total % (excluding Delta Lloyd as an associate)	24.0%	41.3%	34.7%	100.0%	0.0%	100.0%
FY10 as reported	85,462	136,787	147,858	370,107	—	370,107
Delta Lloyd	10,947	8,815	39,501	59,263	—	59,263
FY10 Total (excluding Delta Lloyd)	74,515	127,972	108,357	310,844	—	310,844
FY10 Total % (excluding Delta Lloyd)	24.0%	41.2%	34.8%	100.0%	—	100.0%

As at 30 June 2011, 34.7% of our total asset base was shareholder assets, 41.3% participating assets where Aviva shareholders have partial exposure, and 24.0% policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprised £264.1 billion, compared to £254.6 billion at 31 December 2010 (excluding Delta Lloyd).

During 2011 Aviva has completed a partial disposal of its equity holding in Delta Lloyd. At 31 December 2010 Aviva held a controlling interest of 58% in Delta Lloyd’s issued equity, and as a result and in accordance with IFRS, consolidated 100% of Delta Lloyd’s assets and liabilities. As at 30 June 2011 Aviva held 43% of Delta Lloyd’s issued equity and is no longer considered to have control of Delta Lloyd. The Group therefore no longer consolidates Delta Lloyd’s assets and liabilities as at 30 June 2011. In place of 100% of Delta Lloyd’s assets, there is a substantial asset shown as a ‘Share in joint ventures and associates’ which represents Aviva’s equity share of Delta Lloyd. As a result, a direct comparison of the 31 December 2010 and 30 June 2011 balance sheets for asset quality purposes would be distorted by the effect of this deconsolidation. Throughout the disclosure, therefore, Delta Lloyd has been excluded for the purposes of the 31 December 2010 balance sheet to allow a proper comparison. Aviva continues to actively monitor the quality of Delta Lloyd’s balance sheet and manage the Group balance sheet holistically including all sources of risk within our overall risk appetite.

19.2 — Valuation bases/fair value hierarchy

	30 June 2011
Total assets	Fair value £m	Amortised cost £m	Equity accounted/ tax assets(1) £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	—	5,732	—	5,732
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	—	—	2,534	2,534
Property and equipment	245	253	—	498
Investment property	11,236	—	—	11,236
Loans	15,757	9,083	—	24,840
Financial investments
Debt securities	155,654	—	—	155,654
Equity securities	36,635	—	—	36,635
Other investments	35,720	—	—	35,720
Reinsurance assets	—	6,571	—	6,571
Deferred tax assets	—	—	138	138
Current tax assets	—	—	112	112
Receivables and other financial assets	—	9,355	—	9,355
Deferred acquisition costs and other assets	—	5,975	—	5,975
Prepayments and accrued income	—	3,399	—	3,399
Cash and cash equivalents	23,146	—	—	23,146
Total (excluding Delta Lloyd as an associate)	278,393	40,368	2,784	321,545
Total % (excluding Delta Lloyd as an associate)	86.6%	12.6%	0.8%	100.0%
FY10 Total (excluding Delta Lloyd)	270,973	37,171	2,700	310,844
FY10 Total % (excluding Delta Lloyd)	87.2%	11.9%	0.9%	100%

(1) Within the group’s statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group’s assets.

Total assets — Policyholder assets 30 June 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets(1) £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	—	—	—	—
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	—	—	286	286
Property and equipment	—	—	—	—
Investment property	4,424	—	—	4,424
Loans				—
Debt securities	14,997	—	—	14,997
Equity securities	23,295	—	—	23,295
Other investments	27,898	—	—	27,898
Reinsurance assets	—	1,389	—	1,389
Deferred tax assets	—	—	—	—
Current tax assets	—	—	—	—
Receivables and other financial assets	—	323	—	323
Deferred acquisition costs and other assets	—	122	—	122
Prepayments and accrued income	—	135	—	135
Cash and cash equivalents	4,334	—	—	4,334
Total (excluding Delta Lloyd as an associate)	74,948	1,969	286	77,203
Total % (excluding Delta Lloyd as an associate)	97.0%	2.6%	0.4%	100.0%
FY10 Total (excluding Delta Lloyd)	72,280	1,644	591	74,515
FY10 Total % (excluding Delta Lloyd)	97.0%	2.2%	0.8%	100%

(1) Within the group’s statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group’s assets.

Total assets — Participating fund assets 30 June 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets(1) £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	—	—	—	—
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	—	—	1,582	1,582
Property and equipment	27	94	—	121
Investment property	5,660	—	—	5,660
Loans	1,017	5,215	—	6,232
Financial investments
Debt securities	85,861	—	—	85,861
Equity securities	12,103	—	—	12,103
Other investments	5,745	—	—	5,745
Reinsurance assets	—	733	—	733
Deferred tax assets	—	—	—	—
Current tax assets	—	—	—	—
Receivables and other financial assets	—	2,773	—	2,773
Deferred acquisition costs and other assets	—	222	—	222
Prepayments and accrued income	—	1,580	—	1,580
Cash and cash equivalents	10,259	—	—	10,259
Total (excluding Delta Lloyd as an associate)	120,672	10,617	1,582	132,871
Total % (excluding Delta Lloyd as an associate)	90.8%	8.0%	1.2%	100.0%
FY10 Total (excluding Delta Lloyd)	118,517	8,936	519	127,972
FY10 Total % (excluding Delta Lloyd)	92.6%	7.0%	0.4%	100%

(1) Within the group’s statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group’s assets.

Total assets — Shareholder assets 30 June 2011	Fair value £m	Amortised cost £m	Equity accounted/ tax assets(1) £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	—	5,732	—	5,732
Interests in joint ventures and associates (excluding Delta Lloyd as an associate)	—	—	666	666
Property and equipment	218	159	—	377
Investment property	1,152	—	—	1,152
Loans	14,740	3,868	—	18,608
Financial investments
Debt securities	54,796	—	—	54,796
Equity securities	1,237	—	—	1,237
Other investments	2,077	—	—	2,077
Reinsurance assets	—	4,449	—	4,449
Deferred tax assets	—	—	138	138
Current tax assets	—	—	112	112
Receivables and other financial assets	—	6,259	—	6,259
Deferred acquisition costs and other assets	—	5,631	—	5,631
Prepayments and accrued income	—	1,684	—	1,684
Cash and cash equivalents	8,553	—	—	8,553
Total (excluding Delta Lloyd as an associate)	82,773	27,782	916	111,471
Total % (excluding Delta Lloyd as an associate)	74.3%	24.9%	0.8%	100.0%
FY10 Total (excluding Delta Lloyd)	80.176	26,591	1,590	108,357
FY10 Total % (excluding Delta Lloyd)	74.0%	24.5%	1.5%	100%

(1) Within the group’s statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted within the analysis of the group’s assets.

Financial instruments (including derivatives and loans)

The Group classifies its investments as either financial assets at fair value through profit or loss (FV) or financial assets available for sale (AFS). The classification depends on the purpose for which the investments were acquired, and is determined by local management at initial recognition. The FV category has two subcategories — those that meet the definition as being held for trading and those the Group chooses to designate as FV (referred to in this section as “other than trading”).

In general, the FV category is used as, in most cases, our investment or risk management strategy is to manage our financial investments on a fair value basis. All securities in the FV category are classified as other than trading, except for non-hedge derivatives and a small amount of debt and equity securities, bought with the intention to resell in the short term, which are classified as trading. The AFS category is used where the relevant long-term business liability (including shareholders’ funds) is passively managed.

Loans are carried at amortised cost, except for certain mortgage loans, where we have taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. We believe this presentation provides more relevant information and eliminates any accounting mismatch that would otherwise arise from using different measurement bases for these four items.

Fair value hierarchy

To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a ‘fair value hierarchy’ in accordance with the valuation inputs and consistent with IFRS7 Financial Instruments: Disclosures.

•             Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.

•             Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

•             Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset. Examples are certain private equity investments and private placements.

Fair values sourced from internal models are Level 2 only if substantially all the inputs are market observable. Otherwise fair values sourced from internal models are classified as Level 3.

The table below presents an analysis of investments according to fair value hierarchy:

	Fair value hierarchy					Less: Assets of operations classified	Balance
Total assets 30 June 2011	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	as held for sale £m	sheet total £m
Investment properties	—	11,236	—	11,236	—	—	11,236
Loans	—	15,757	—	15,757	9,083	(12)	24,828
Debt securities	106,393	40,352	8,909	155,654	—	—	155,654
Equity securities	35,383	724	528	36,635	—	—	36,635
Other investments (including derivatives)	27,121	5,749	2,850	35,720	—	(3)	35,717
Total	168,897	73,818	12,287	255,002	9,083	(15)	264,070
Total %	64.0%	28.0%	4.6%	96.6%	3.4%	—	100.0%
FY10 Total (excluding Delta Lloyd)	163,302	71,153	11,830	246,285	8,352	—	254,637
FY10 Total % (excluding Delta Lloyd)	64.1%	28.0%	4.6%	96.7%	3.3%	—	100%

As at 30 June 2011, the proportion of total financial investments, loans and investment properties classified as Level 1 in the fair value hierarchy were broadly level at 64.0% (31 December 2010: 64.1%). At Level 2 and Level 3 (fair valued using models with significant unobservable market parameters) financial investments, loans and investment properties have remained constant at 28.0% (31 December 2010: 28.0%) and 4.6% (31 December 2010: 4.6%), respectively.

19.3— Analysis of asset quality

19.3.1 — Goodwill, Acquired value of in-force business and intangible assets

The group’s goodwill, acquired value of in-force business and the majority of other intangible assets have arisen from the Group’s business combinations. These business combinations include several bancassurance arrangements, which resulted in £689 million of the total £3,107 million of goodwill and £797 million of the total £2,625 million of other intangible assets as at 30 June 2011. These balances primarily represented the value of bancassurance distribution agreements acquired in these business combinations, and are before the deduction of goodwill and other intangibles held for sale.

19.3.2 — Investment property

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property — Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	—	11,224	—	11,224	—	10,936	—	10,936
Vacant investment property/held for capital appreciation	—	12	—	12	—	85	—	85
Total	—	11,236	—	11,236	—	11,021	—	11,021
Total %	—	100.0%	—	100.0%	—	100.0%	—	100.0%

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Investment property — Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	—	1,140	—	1,140	—	485	—	485
Vacant investment property/held for capital appreciation	—	12	—	12	—	14	—	14
Total	—	1,152	—	1,152	—	499	—	499
Total %	—	100.0%	—	100.0%	—	100.0%	—	100.0%

As at 30 June 2011, 90% (31 December 2010: 95%) of investment properties by value are held in unit-linked or participating funds. Shareholder exposure to investment properties is principally through investments in Property Limited Partnerships (PLPs). Depending on the Group’s interest in these PLPs its investments are classified as either interest in joint ventures, unit trusts or consolidated as a subsidiary, in which case the underlying investment properties held by the PLP are included on the balance sheet. The increase in shareholder exposure to investment properties is a result of the consolidation of more PLPs as at 30 June 2011 compared to December 31 2010 and was entirely offset by a reduction in shareholder exposure to PLPs classified as joint ventures.

Investment properties are stated at their market values as assessed by qualified external valuers or by local qualified staff of the Group in overseas operations, all with recent relevant experience. Values are calculated using a discounted cash flow approach and are based on current rental income plus anticipated uplifts at the next rent review, assuming no future growth in rental income. This uplift and the discount rate are derived from rates implied by recent market transactions on similar properties. The basis of valuation therefore naturally falls to be classified as Level 2. Valuations are typically undertaken on a quarterly (and in some cases monthly) basis.

99% (31 December 2010: 99%) of investment properties by value were leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

19.3.3 — Loans

The Group loan portfolio is principally made up of:

•                                          Policy loans which are generally collateralised by a lien or charge over the underlying policy;

•                                          Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions.

These loans are fully collateralised by other securities;

•                                          Mortgage loans collateralised by property assets; and

•                                          Other loans, which include loans and advances to customers of our banking business, and to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.

For certain mortgage loans, the Group has taken advantage of the revised fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. Due to the illiquid nature of these assets, where fair value accounting is applied, it is done so on a Level 2 basis.

Loans – Total assets 30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	39	977	433	38	1,487
Loans and advances to banks	4,783	—	—	—	4,783
Mortgage loans	16,082	4	2,192	—	18,278
Other loans	177	15	98	2	292
Total*	21,081	996	2,723	40	24,840
Total %	84.8%	4.0%	11.0%	0.2%	100.0%
FY10 Total (excluding Delta Lloyd)	20,407	977	2,529	40	23,953
FY10 Total % (excluding Delta Lloyd)	85.2%	4.1%	10.5%	0.2%	100.0%

* Includes £12 million classified as held for sale

Loans – Total shareholder assets 30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Policy loans	7	14	231	38	290
Loans and advances to banks	856	—	—	—	856
Mortgage loans	15,071	1	2,109	—	17,181
Other loans	177	4	98	2	281
Total*	16,111	19	2,438	40	18,608
Total %	86.6%	0.1%	13.1%	0.2%	100.0%
FY10 Total (excluding Delta Lloyd)	15,899	18	2,256	40	18,213
FY10 Total % (excluding Delta Lloyd)	87.3%	0.1%	12.4%	0.2%	100.0%

The value of the Group’s loan portfolio (including Policyholder, Participating Fund and Shareholder assets), as at 30 June 2011 stood at £24.8 billion (31 December 2010 (excluding Delta Lloyd): £24.0 billion), an increase of £0.8 billion.

The total shareholder exposure to loans increased to £18.6 billion (31 December 2010 (excluding Delta Lloyd): £18.2 billion), and represented 75% of the total loan portfolio, with the remaining 25% in participating funds (£6.2 billion).

Mortgage loans — Shareholder assets

30 June 2011	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Total £m
Non-securitised mortgage loans
– Residential	—	1	—	—	1
– Equity release	2,092	—	—	—	2,092
– Commercial	8,166	—	2,109	—	10,275
– Healthcare	2,897	—	—	—	2,897
	13,155	1	2,109	—	15,265
Securitised mortgage loans	1,916	—	—	—	1,916
Total	15,071	1	2,109	—	17,181
FY10 Total (excluding Delta Lloyd)	14,918	1	1,943	—	16,862

As at 30 June 2011, of the Group’s total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 74% (31 December 2010 (excluding Delta Lloyd): 74%) was invested in mortgage loans. The Group’s mortgage loan portfolio spans several business units, primarily in the UK and USA, and across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva shareholders are exposed predominantly to mortgage loans (accounting for 92% of total Shareholder asset loans). This section focuses on explaining the residual shareholder risk within these exposures.

Mortgage loan assets are divided into type of loan (residential, equity release, commercial, healthcare and securitised) and the regions in which they are held (predominantly United Kingdom and the United States). Each loan type and region has its own unique characteristic and composition.

UK Residential

As at 30 June 2011 the UK non-securitised residential mortgage portfolio had a total current value of £2.1 billion (31 December 2010: £2.0 billion). The increase from 2010 to 2011 relates to £0.2bn of new loans and accrued interest offset by £0.1bn of repayments and fair value losses. These mortgages are all in the form of equity release, whereby homeowners that usually own a fully paid up property will mortgage it to release cash equity. Due to the low relative levels of equity released in each property, they predominantly all currently have a Loan to Value (“LTV”) of below 70%, and the average LTV across the portfolio is approximately 29% (31 December 2010: 26%). We therefore consider these mortgages to be low risk.

Non-securitised mortgage loans — Commercial

Gross exposure by loan to value and arrears

United Kingdom — shareholder assets

30 June 2011	>120% £m	115– 120% £m	110– 115% £m	105– 110% £m	100– 105% £m	95– 100% £m	90– 95% £m	80– 90% £m	70– 80% £m	<70% £m	Total £m
Not in arrears	211	19	119	1,195	2,117	827	595	1,548	1,008	307	7,946
0 – 3 months	—	—	—	—	—	—	—	3	—	—	3
3 – 6 months	11	—	—	—	—	—	6	35	—	—	52
6 – 12 months	9	43	7	—	—	—	—	59	1	—	119
> 12 months	12	—	—	—	—	23	3	—	—	8	46
Total	243	62	126	1,195	2,117	850	604	1,645	1,009	315	8,166

As at 30 June 2011 of the total £9.2 billion of UK non-securitised commercial mortgage loans, held in both the shareholder and participating funds, £8.8 billion were held by our UK Life business to back annuity liabilities, and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value (“CRAV”) methods. Aviva UK General Insurance held the remaining £405 million of loans which are stated on an amortised cost basis and are subject to impairment review, using a fair value methodology calibrated to the UK Life approach, adjusted for specific portfolio characteristics.

Loan service collection ratios, a key indicator of mortgage portfolio performance, remained high during the period. Loan Interest Cover (“LIC”), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, remained stable at 1.32x due to low levels of material tenant defaults. In addition, mortgage LTV’s were little changed over the period whilst the amount of uncovered exposure has reduced.

All loans in arrears have been assessed for impairment as at 30 June 2011. Of the £220 million (31 December 2010: £246 million) value of loans in arrears, the interest and capital amount in arrears was only £19.5 million. The valuation allowance (including supplementary provisions) made in the UK for corporate as bonds and commercial mortgages (including healthcare mortgages) carried at fair value equates to 66bps and 79bps respectively at 30 June 2011 (31 December 2010: 63bps and 78bps respectively). This is equivalent to a valuation allowance of £1.3 billion (31 December 2010: £1.3 billion) over the remaining term of the UK Life corporate bond and commercial mortgage portfolio which maintains a buffer against potential future losses. In addition, we held £91 million (31 December 2010: £60 million) of impairment provisions in our UK General Insurance mortgage portfolio, which is carried at amortised cost.

The UK portfolio remains diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over other assets within the borrower companies.

If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above.

UK Primary Healthcare & PFI

As at 30 June 2011, of the £11.1 billion (31 December 2010: £11.0 billion) UK non-securitised commercial and healthcare mortgage loans in the Shareholders Fund, £2.9 billion (31 December 2010: £2.8 billion) related to primary healthcare & PFI businesses and is secured against General Practitioner premises, other primary health related premises or schools leased to government bodies. For all such loans, Government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.

On a market value basis, we estimate the average LTV of these mortgages to be 90%, although as explained above, we do not consider this to be a key risk driver. Income support from the government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be low risk and uncorrelated with the strength of the UK or global economy.

Non-securitised mortgage loans — Commercial

Gross exposure by loan to value and arrears

North America — shareholder assets

30 June 2011	>120% £m	115– 120% £m	110– 115% £m	105– 110% £m	100– 105% £m	95– 100% £m	90– 95% £m	80– 90% £m	70– 80% £m	<70% £m	Total £m
Neither past due nor impaired	11	—	14	19	9	39	58	189	435	1,315	2,089
0 – 3 months	—	—	—	1	—	2	—	—	—	—	3
3 – 6 months	—	—	—	—	17	—	—	—	—	—	17
6 – 12 months	—	—	—	—	—	—	—	—	—	—	—
> 12 months	—	—	—	—	—	—	—	—	—	—	—
Total	11	—	14	20	26	41	58	189	435	1,315	2,109
Total %	0.5%	0.0%	0.7%	0.9%	1.2%	1.9%	2.8%	9.0%	20.6%	62.4%	100.0%

As at 30 June 2011, Aviva USA held £2.1 billion (31 December 2010: £1.9 billion) of commercial mortgages under shareholder assets. Of these, 62% (31 December 2010: 59%) had LTV ratios of below 70%, and 92% (31 December 2010: 90%) had LTV ratios of below 90%. The mortgage portfolio currently has a total of £71 million (3% of portfolio) in principal balances where the LTV exceeds 100%. These mortgages continue to perform well, reflecting:

•              Low underwriting LTVs (shall not exceed 80% at the time of issuance), and consequently a portfolio with an average LTV of 65% (31 December 2010: 65%);

•              A highly diversified portfolio, with strong volumes in many states with more stable economies and related real estate values; and

•              Strong LIC ratios, with 94% of the loans having an LIC above 1.4x, and 3% with LIC below 1.0x.

As at 30 June 2011, the actual amount of payment in arrears was £1.2 million.

Securitised mortgage loans

Of the total securitised residential mortgages (£1.9 billion), approximately £262 million of securities are still held by Aviva. The remaining securities have been sold to third parties, and therefore present little credit risk to Aviva. Securitised residential mortgages held are predominantly issued through vehicles in the UK.

19.3.4 — Financial investments

	30 June 2011				31 December 2010 Excluding Delta Lloyd
Total Assets	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and Unrealised losses £m	Fair value £m
Debt securities	151,271	8,270	(3,887)	155,654	145,418	7,104	(3,671)	148,851
Equity securities	32,981	5,595	(1,941)	36,635	32,077	5,431	(2,038)	35,470
Other investments	34,732	1,868	(880)	35,720	33,225	2,733	(618)	35,340
Total	218,984	15,733	(6,708)	228,009	210,720	15,268	(6,327)	219,661

The table above is a summary of the cost/amortised cost, gross unrealised gains and losses and fair value of financial investments.

Aviva holds large quantities of highly rated bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders.

The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.

The Group also holds equities, the majority of which are held in participating funds or unit linked funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds and the staff pension schemes, where the holdings are designed to maximise long-term returns with an acceptable level of risk. The vast majority of equity investments are valued at quoted market prices.

21.3.5 — Debt securities

	30 June 2011
	Fair value hierarchy
Debt securities – Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	2,125	—	—	2,125
Non-UK Government	6,048	4,149	117	10,314
Europe	4,901	273	—	5,174
North America	363	3,480	11	3,854
Asia Pacific & Other	784	396	106	1,286
Corporate bonds – Public utilities	2,298	2,723	17	5,038
Corporate convertible bonds	7	133	—	140
Other corporate bonds	9,903	20,534	444	30,881
Other	1,376	4,728	194	6,298
Total	21,757	32,267	772	54,796
Total %	39.7%	58.9%	1.4%	100.0%
FY10 (excluding Delta Lloyd)	21,040	32,285	845	54,170
FY10% (excluding Delta Lloyd)	38.8%	59.6%	1.6%	100.0%

As at 30 June 2011, 1.4% (31 December 2010: 1.6%) of shareholder exposure to debt securities was fair valued using models with significant unobservable market parameters (classified as Fair Value Level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.

As at 30 June 2011, 40% of shareholder exposure to debt securities was based on quoted prices in an active market and are therefore classified as Fair Value Level 1 (31 December 2010: 39%). The majority of the debt instruments held by our North American businesses are valued by independent pricing firms in accordance with usual market practice in that region and consistent with other companies operating in the region are classified as Level 2 in the Fair Value hierarchy. Excluding our North American businesses, the proportion of shareholder debt securities classified as Level 1 in the Fair Value hierarchy would be 84% (31 December 2010: 84%).

	External ratings
Debt securities – Shareholder assets 30 June 2011	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	2,105	—	—	—	—	—	2,105
UK local authorities	4	—	—	—	—	16	20
Non-UK Government	5,278	3,308	1,130	365	163	70	10,314
	7,387	3,308	1,130	365	163	86	12,439
Corporate
Public utilities	12	344	2,709	1,603	82	288	5,038
Convertibles and bonds with warrants	7	—	47	85	—	1	140
Other corporate bonds	1,538	4,947	10,214	8,647	1,385	4,150	30,881
	1,557	5,291	12,970	10,335	1,467	4,439	36,059
Certificates of deposits	—	161	160	117	108	20	566
Structured
RMBS non-agency sub-prime	—	—	—	—	—	—	—
RMBS non-agency ALT A	12	5	6	11	131	—	165
RMBS non-agency prime	108	20	10	21	23	—	182
RMBS agency	1,378	—	—	—	—	—	1,378
	1,498	25	16	32	154	—	1,725
CMBS	1,280	215	368	144	211	3	2,221
ABS	687	167	148	77	30	23	1,132
CDO (including CLO)	—	—	—	1	107	—	108
ABCP	—	—	—	—	—	—	—
ABFRN	—	—	—	—	—	—	—
	1,967	382	516	222	348	26	3,461
Wrapped credit	—	186	85	83	40	56	450
Other	—	4	92	—	—	—	96
Total	12,409	9,357	14,969	11,154	2,280	4,627	54,796
Total %	22.6%	17.1%	27.3%	20.4%	4.2%	8.4%	100.0%
FY10 (excluding Delta Lloyd)	13,280	8,112	14,796	10,936	2,146	4,900	54,170
FY10% (excluding Delta Lloyd)	24.5%	15.0%	27.3%	20.2%	4.0%	9.0%	100.0%

The overall quality of the book remains good, despite the continuing downgrade activity by the major rating agencies during the first two quarters of 2011. 23% of shareholder exposure to debt securities is in government holdings (31 December 2010 (excluding Delta Lloyd): 23%). Our corporate debt securities portfolio represents 66% (31 December 2010 (excluding Delta Lloyd): 65%) of total shareholder debt securities.

The majority of non-rated corporate bonds are held by our businesses in the US and UK.

During the first two quarters of 2011, the proportion of our shareholder debt securities that are investment grade remained relatively stable at 87.4% (31 December 2010 (excluding Delta Lloyd): 87.0%). The remaining 12.6% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:

•              4.2% are debt securities that are rated as below investment grade

•              3.7% are US private placements which are not rated by the major ratings agencies, but are rated as an average equivalent of A by the Securities Valuation Office of the National Association of Insurance Commissioners (NAIC), a US national regulatory agency

•              4.7% are not rated by the major rating agencies or the NAIC.

Of the securities not rated by an external agency or NAIC most are allocated an internal rating using a methodology largely consistent with that adopted by an external ratings agency, and are considered to be of investment grade credit quality; these include £2.1 billion (3.8% of total shareholder debt securities) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.

The majority of the Residential Mortgage-Backed Securities (RMBS) are U.S. investments and over 86% of this exposure is backed by one of the U.S. Government Sponsored Entities (GSEs) including Fannie Mae and Freddie Mac which, under the conservatorship arrangements implemented in September 2008, have an implicit guarantee, although they are not expressly backed by the full faith and credit of the U.S. Government.

The Group has limited exposure to CDOs, CLOs and ‘Sub-prime’ debt securities.

Asset backed securities (ABS) are held primarily by our US business. 95% of the Group’s shareholder holdings in ABS were investment grade. ABS that either have a rating below BBB or are not rated represent less than 0.1% of shareholder exposure to debt securities as at 30 June 2011.

19.3.6 — Equity securities

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Equity securities – Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	27	—	—	27	22	—	—	22
Banks, trusts and insurance companies	186	84	367	637	201	78	352	631
Industrial miscellaneous and all other	247	—	10	257	247	2	9	258
Non-redeemable preferred shares	—	316	—	316	2	196	4	202
Total	460	400	377	1,237	472	276	365	1,113
Total %	37.2%	32.3%	30.5%	100.0%	42.4%	24.8%	32.8%	100.0%

37% of our shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as Level 1 (31 December 2010: 42%). The increase in absolute amount and relative proportion of Level 2 shareholder equities is principally a result of an increase of £112 million in non-redeemable preference shares held by our Canadian business unit, following a strategic decision to further invest in this asset class. As a result Level 2 shareholder equities as proportion of total shareholder equities increased from 25% in 2010 to 32% as at 30 June 2011.

Shareholder investments as at HY11 include a strategic holding in UniCredit and other Italian banks of £459 million (£287 million net of non-controlling interest share).

19.3.7 — Other investments

	30 June 2011				31 December 2010 Excluding Delta Lloyd
	Fair value hierarchy				Fair value hierarchy
Other investments – Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	205	140	300	645	275	202	262	739
Derivative financial instruments	65	1,060	13	1,138	67	899	10	976
Deposits with credit institutions	146	—	30	176	161	11	28	200
Minority holdings in property management undertakings	—	56	—	56	—	60	—	60
Other	11	—	51	62	9	2	51	62
Total	427	1,256	394	2,077	512	1,174	351	2,037
Total %	20.5%	60.5%	19.0%	100.0%	25.1%	57.7%	17.2%	100.0%

In total 81% (31 December 2010: 83%) of shareholder other investments, are classified as Level 1 or 2 in the fair value hierarchy.

The unit trusts and other investment vehicles invest in a variety of assets with the majority of the value being invested in Property and Equity securities with a smaller portion being invested in Debt Securities. The relative increase in Level 2 and 3 other investments compared to Level 1 investments reflect asset allocation decisions made by individual businesses rather than transfers between fair value hierarchies. In the UK there has been a reduction in shareholder investments in unit trusts (predominately Level 1), while in the US there have been some further investments made in hedge funds (classified as Level 3). The increase in shareholder exposure to Level 2 derivative instruments arises in our US business, principally as a result of valuation increases on index options.

19.3.8 — Available for sale investments — Impairments and duration and amount of unrealised losses

The total impairment expense for the six months to 30 June 2011 for AFS debt securities was £8 million (31 December 2010: £79 million) of which £7 million related to Alt-A securities in our U.S. business, that are not yet in default. However, continued deterioration in market values and defaults on more junior tranches are considered indicators of impairment.

Total unrealised losses on available for sale debt securities at 30 June 2011 were £115 million (31 December 2010: £373 million).

Since the disposal of Delta Lloyd the Group no longer has any significant direct interest in equity securities classified as available for sale.

19.3.9 — Exposures to peripheral European countries

As with other disclosures in the analysis of assets section, all current and comparative figures stated below exclude Delta Lloyd.

Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are held on a mark to market through the profit and loss basis under IAS 39, and therefore our balance sheet and profit and loss statement already reflect any reduction in value between the date of purchase and the balance sheet date.

We have limited exposure to Greek sovereign, Greek financial or other Greek counterparties, especially within our shareholder assets.

Direct exposures to Greece (net of non-controlling interests, excluding policyholder assets)

30 June 2011	Participating fund assets £m	Shareholder assets £m	Total £m
Sovereign	72	1	73
Financial	—	10	10
Non financial	3	4	7
Total	75	15	90

Our exposure to the governments (and local authorities and agencies) of Greece, Ireland, Portugal and Spain reduced since FY10 and is detailed below. 98% (FY10: 73%) of our shareholder asset exposure to Greece, Ireland, Portugal and Spain countries arises from investment exposure in businesses domiciled in the respective countries.

Direct sovereign exposures to Greece, Ireland, Portugal and Spain (net of non-controlling interests, excluding policyholder assets)

30 June 2011	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Greece	0.1	—	0.1
Ireland	0.4	0.2	0.6
Portugal	0.3	—	0.3
Spain	0.6	0.3	0.9
Total Greece, Ireland, Portugal and Spain	1.4	0.5	1.9
FY10 Greece, Ireland, Portugal and Spain	1.4	0.7	2.1

In addition, we hold £7.5 billion of Italian sovereign debt. The significant majority of this holding is within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.

Direct sovereign exposures to Italy (net of non-controlling interests, excluding policyholder assets)

30 June 2011	Participating fund assets £billion	Shareholder assets £billion	Total £billion
Italy	6.6	0.9	7.5

19.4 — Pension fund assets

In addition to the assets recognised directly on the group’s balance sheet outlined in the disclosures above, the Group is also exposed to the ‘‘Plan assets’’ that are shown net of the present value of scheme liabilities within the IAS 19 net pension deficit. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group’s consolidated statement of financial position.

Plan assets include insurance policies of £155 million in the UK scheme. The 2010 comparatives exclude insurance policies in the Dutch scheme which were considered non-transferable under the requirements of IAS 19 and so were excluded as assets of the relevant scheme in this table. Delta Lloyd ceased to be a subsidiary on 6 May 2011.

	30 June 2011				31 December 2010
	United Kingdom £m	Ireland £m	Canada £m	Total £m	United Kingdom £m	Delta Lloyd £m	Ireland £m	Canada £m	Total £m
Equities	1,190	47	55	1,292	2,435	—	50	54	2,539
Bonds	6,604	236	148	6,988	5,533	—	202	150	5,885
Property	587	18	—	605	558	—	17	—	575
Other	1,180	107	11	1,298	835	7	118	12	972
Total	9,561	408	214	10,183	9,361	7	387	216	9,971

Risk management and asset allocation strategy

The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, each scheme’s assets are invested in a diversified portfolio, consisting primarily of equity and debt securities. These reflect the current long-term asset allocation ranges chosen, having regard to the structure of liabilities within the schemes.

Main UK scheme

Both the Group and the trustees regularly review the asset/liability management of the main UK scheme. It is fully understood that, whilst the current asset mix is designed to produce appropriate long-term returns, this introduces a material risk of volatility in the scheme’s surplus or deficit of assets compared with its liabilities.

The principal asset risks to which the scheme is exposed are:

•              Equity market risk — the effect of equity market falls on the value of plan assets.

•              Inflation risk — the effect of inflation rising faster than expected on the value of the plan liabilities.

•              Interest rate risk — falling interest rates leading to an increase in liabilities significantly exceeding the increase in the value of assets.

There is also an exposure to currency risk where assets are not denominated in the same currency as the liabilities. The majority of this exposure has been removed by the use of hedging instruments.

Other schemes

The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme.

19.5 — Available funds

To ensure access to liquidity as and when needed, the Group maintains over £2.1 billion of undrawn committed central borrowing facilities with a range of banks, £0.75 billion of which is allocated to support the credit rating of Aviva plc’s £2 billion commercial paper programme. The expiry profile of the undrawn committed central borrowing facilities is as follows:

£m
Expiring in one year	800
Expiring beyond one year	1,315
Total	2,115

19.6 — Guarantees

As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.

For the UK Life with-profit business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.

In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

20 — Capital management objectives and approach

The primary objective of capital management is to optimise the balance between return and risk, whilst maintaining economic and regulatory capital in accordance with risk appetite. Aviva’s capital and risk management objectives are closely interlinked, and support the dividend policy and earnings per share growth, whilst also recognising the critical importance of protecting policyholder and other stakeholder interests.

Overall capital risk appetite, which is reviewed and approved by the Aviva board, is set and managed with reference to the requirements of a range of different stakeholders including shareholders, policyholders, regulators and rating agencies. Risk appetite is expressed in relation to a number of key capital and risk measures, and includes an economic capital risk appetite of holding sufficient capital resources to enable the Group to meet its liabilities in extreme adverse scenarios, on an ongoing basis, calibrated consistently with the Group’s strategic target of maintaining credit ratings in the AA range. In managing capital we seek to:

•              maintain sufficient, but not excessive, financial strength in accordance with risk appetite, to support new business growth and satisfy the requirements of our regulators and other stakeholders giving both our customers and shareholders assurance of our financial strength;

•              optimise our overall debt to equity structure to enhance our returns to shareholders, subject to our capital risk appetite and balancing the requirements of the range of stakeholders;

•              retain financial flexibility by maintaining strong liquidity, including significant unutilised committed credit facilities and access to a range of capital markets;

•              allocate capital rigorously across the group, to drive value adding growth through optimizing risk and return; and

•              declare dividends on a basis judged prudent, while retaining capital to support future business growth, using dividend cover on an IFRS operating earnings after tax basis in the 1.5 to 2.0 times range as a guide.

In line with these objectives, the capital generated and invested by the Group’s businesses is a key management focus. This is embedded in the Group business planning process and other primary internal performance and management information processes.

Capital is measured and managed on a number of different bases. These are discussed further in the following sections.

Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US and Canada) a risk charge on assets and liabilities approach is used.

Rating agency capital

Credit ratings are an important indicator of financial strength and support access to debt markets as well as providing assurance to business partners and policyholders over our ability to service contractual obligations. In recognition of this, we have solicited relationships with a number of rating agencies. The agencies generally assign ratings based on an assessment of a range of financial factors (e.g. capital strength, gearing, liquidity and fixed charge cover ratios) and non financial factors (e.g. strategy, competitive position, and quality of management).

Certain rating agencies have proprietary capital models which they use to assess available capital resources against capital requirements as a component in their overall criteria for assigning ratings. Managing our capital and liquidity position in accordance with our target rating levels is a core consideration in all material capital management and capital allocation decisions.

The group’s overall financial strength is reflected in our credit ratings. The group’s rating from Standard and Poors is AA- (“very strong”) with a Stable outlook; Aa3 (“excellent”) with a Stable outlook from Moody’s; and A (“excellent”) with a Positive outlook from A M Best.

Economic capital

We use a risk-based capital model to assess economic capital requirements and to aid in risk and capital management across the group. The model is based on a framework for identifying the risks to which business units, and the group as a whole, are exposed.  A mixture of scenario based approaches and stochastic models are used to capture market risk, credit risk, insurance risk and operational risk. Scenarios are specified centrally to provide consistency across businesses and to achieve a minimum standard. Where appropriate, businesses also supplement these with additional risk models and stressed scenarios specific to their own risk profile. When aggregating capital requirements at business unit and group level, we allow for diversification benefits between risks and between businesses, with restrictions to allow for non-fungibility of capital when appropriate. This means that the aggregate capital requirement is less than the sum of capital required to cover all of the individual risks.

This model is used to support our Individual Capital Assessments (ICA) which are reported to the FSA for all our UK regulated insurance businesses. The FSA uses the results of our ICA process when setting target levels of capital for our UK regulated insurance businesses. In line with FSA requirements, the ICA estimates the capital required to mitigate the risk of insolvency to a 99.5% confidence level over a one year time horizon (equivalent to events occurring in 1 out of 200 years) against financial and non-financial tests.

The financial modelling techniques employed in economic capital enhance our practice of risk and capital management. They enable understanding of the impact of the interaction of different risks allowing us to direct risk management activities appropriately. These same techniques are employed to enhance product pricing and capital allocation processes. Unlike more traditional regulatory capital measures, economic capital also recognises the value of longer term profits emerging from in-force and new business, allowing for consideration of longer term value emergence as well as shorter term net worth volatility in our risk and capital management processes. We continue to develop our economic capital modelling capability for all our businesses as part of our development programme to increase the focus on economic capital management and meeting the emerging requirements of the Solvency II framework and external agencies.

Solvency II

The development of Solvency II continues in 2011. The European Commission is focused on concluding the development of the Level 2 implementing measures that will establish the technical requirements governing the practical application of Solvency II. The implementation data continues to be discussed in the context of the ongoing draft Omnibus II directive deliberations. Aviva continues to actively participate in these developments through the key European industry working groups and engaging with the FSA and HM Treasury to inform the on-going negotiations in Brussels.

Regulatory capital

Individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Financial Services Authority (FSA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate group level, where we have a regulatory obligation to have a positive position at all times. This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profit life funds. The minimum solvency requirement for our European businesses is based on the Solvency 1 Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our major non-European businesses (the US, and Canada) a risk charge on assets and liabilities approach is used.

Regulatory capital — Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	30 June 2011 £bn	31 December 2010 £bn
Insurance Groups Directive (IGD) capital resources	5.0	10.6	15.6	16.3
Less: capital resource requirement	(5.0)	(6.6)	(11.6)	(12.5)
Insurance Group Directive (IGD) excess solvency	—	4.0	4.0	3.8
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.6 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus increased by £0.2 billion since 31 December 2010 to £4.0 billion. The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2010	3.8
Operating profits net of other income and expenses	0.5
Movement in Lower Tier II Hybrid	0.4
Dividends net of scrip	(0.3)
Market movements including foreign exchange	(0.3)
Pension scheme funding	(0.2)
Increase in Capital Resource Requirement	(0.1)
Impact of Delta Lloyd sell down	0.1
Increase in market valuation of RAC	0.2
Other	(0.1)
Estimated IGD solvency surplus at 30 June 2011	4.0

Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments.

Regulatory capital — Long-term businesses

For our worldwide life assurance businesses, our capital requirements, expressed as a percentage of the EU minimum, are generally set for each business unit as the higher of:

•              The level of capital at which the local regulator is empowered to take action;

•              The capital requirement of the business unit under the group’s economic capital requirements; and

•              The target capital level of the business unit.

For Aviva US, the required capital is set at 325% of the NAIC Company Action Level in line with management targets and target credit ratings.

The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our life business, excluding Delta Lloyd, expressed as a percentage of the EU minimum (or equivalent) solvency margin decreased to 128% (31 December 2010: 130%). These levels of required capital are used in the calculation of the group’s embedded value to evaluate the cost of locked in capital. As at 30 June 2011 the aggregate regulatory requirements based on the EU minimum test amounted to £6.2 billion (31 December 2010: £6.0 billion). At this date, the actual net worth held in our long-term business was £9.0 billion (31 December 2010: £8.7 billion) which represented 145% (31 December 2010: 145%) of these minimum requirements.

Regulatory capital — UK Life with-profits funds

The available capital of the with-profit funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profit funds less the realistic liabilities for non-profit policies within the funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the three main UK with-profit funds: Old With-Profit Sub Fund (OWPSF), New With-Profit Sub Fund (NWPSF) and With-Profit Sub-Fund (WPSF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the consolidated IFRS balance sheet as at 30 June 2011 and 31 December 2010.

	30 June 2011						31 December 2010
	Estimated realistic assets £bn	Realistic liabilities(1) £bn	Estimated realistic inherited estate(2) £bn	Support Arrange- ment(3) £bn	Estimated risk Capital Margin(5) £bn	Estimated excess £bn	Estimated excess £bn
NWPSF	19.9	(19.9)	—	1.3	(0.3)	1.0	0.8
OWPSF	3.1	(2.8)	0.3	—	(0.1)	0.2	0.2
WPSF(4)	20.1	(18.0)	2.1	—	(0.4)	1.7	1.4
Aggregate	43.1	(40.7)	2.4	1.3	(0.8)	2.9	2.4

(1)  These realistic liabilities include the shareholders’ share of future bonuses of £0.6 billion (31 December 2010: £0.7 billion). Realistic liabilities adjusted to eliminate the shareholders’ share of future bonuses are £40.1 billion (31 December 2010: £41.5 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.7 billion, £0.3 billion and £2.9 billion for NWPSF, OWPSF and WPSF respectively (31 December 2010: £1.9 billion, £0.3 billion and £3.1 billion).

(2)  Estimated realistic inherited estate at 31 December 2010 was £nil, £0.3 billion and £1.8 billion for NWPSF, OWPSF and WPSF respectively.

(3)  The support arrangement represents the reattributed estate of £1.3 billion at 30 June 2011 (31 December 2010: £1.2 billion) held within the non-profit fund with WPSF included within the other UK Life operations.

(4)  The WPSF fund includes the Provident Mutual (PM) fund which has realistic assets and liabilities of £1.7 billion and therefore does not contribute to the realistic inherited estate.

(5)  The risk capital margin (RCM) is 4.9 times covered by the inherited estate and support arrangement (31 December 2010: 3.7 times).

Investment mix

The aggregate investment mix of the assets in the three main with-profit funds was:

	30 June 2011%	31 December 2010%
Equity	26%	26%
Property	16%	16%
Fixed interest	55%	57%
Other	3%	1%

The equity backing ratios, including property, supporting with-profit asset shares are 69% in NWPSF and OWPSF, and 68% in WPSF.

21 — IFRS Sensitivity analysis

The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, ICA, and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group’s financial performance measurements to inform the Group’s decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.

Life insurance and investment contracts

The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group’s central scenario are disclosed elsewhere in these statements for IFRS reporting.

General insurance and health business

General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.

These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

Sensitivity test results

Illustrative results of sensitivity testing for long-term business, general insurance and health business and the fund management and non-insurance business are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return

The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

Long-term businesses

	30 June 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	5	(105)	60	(120)	(50)	(5)	(40)
Insurance non-participating	(160)	160	40	(40)	(20)	(55)	(320)
Investment participating	(285)	220	80	(75)	(5)	—	—
Investment non-participating	(20)	20	15	(20)	(5)	—	—
Assets backing life shareholders’ funds	(5)	10	20	(20)	—	—	—
Total excluding Delta Lloyd	(465)	305	215	(275)	(80)	(60)	(360)

	30 June 2011
Impact on shareholders’ equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(25)	(70)	60	(120)	(50)	(5)	(40)
Insurance non-participating	(555)	595	40	(40)	(20)	(55)	(320)
Investment participating	(285)	220	80	(75)	(5)	—	—
Investment non-participating	(100)	110	15	(20)	(5)	—	—
Assets backing life shareholders’ funds	(120)	125	25	(25)	—	—	—
Total excluding Delta Lloyd	(1,085)	980	220	(280)	(80)	(60)	(360)

	31 December 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(35)	(155)	45	(105)	(30)	(10)	(45)
Insurance non-participating	(210)	225	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	—	—	—
Investment non-participating	(10)	10	10	(10)	(5)	—	—
Assets backing life shareholders’ funds	30	(35)	15	(10)	—	—	—
Total — continuing operations	(245)	60	130	(220)	(45)	(55)	(350)
Discontinued operations	(60)	5	200	(200)	(40)	—	(5)
Total	(305)	65	330	(420)	(85)	(55)	(355)

	31 December 2010
Impact on shareholders’ equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	(60)	(125)	40	(100)	(30)	(10)	(45)
Insurance non-participating	(575)	635	45	(40)	(10)	(45)	(305)
Investment participating	(20)	15	15	(55)	—	—	—
Investment non-participating	(90)	100	10	(10)	(5)	—	—
Assets backing life shareholders’ funds	(75)	70	20	(15)	—	—	—
Total — continuing operations	(820)	695	130	(220)	(45)	(55)	(350)
Discontinued operations	(70)	25	505	(505)	(40)	—	(5)
Total	(890)	720	635	(725)	(85)	(55)	(355)

The different impacts of the economic sensitivities on profit and shareholders’ equity arise from classification of certain assets as available for sale in some business units, for which movements in unrealised gains or losses would be taken directly to shareholders’ equity.

The sensitivities to economic movements relate mainly to the UK, US and Italy. In general a fall in market interest rates has a beneficial impact on non-participating business and shareholders’ funds due to the increase in market value of fixed interest securities; similarly a rise in interest rates has a negative impact. In the US most debt securities are classified as available-for-sale, which limits the overall sensitivity of IFRS profit to interest rate movements. The mortality sensitivities relate primarily to the UK.

Changes in sensitivities between 31 December 2010 and 30 June 2011 reflect the deconsolidation of Delta Lloyd on 6th May 2011, as well as movements in market interest rates, portfolio growth, changes to asset mix and relative durations of assets and liabilities and asset liability management actions.

General insurance and health businesses

	30 June 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(220)	205	50	(50)	(70)	(155)
Net of reinsurance excluding Delta Lloyd	(280)	280	50	(50)	(70)	(150)

	30 June 2011
Impact on shareholders’ equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance excluding Delta Lloyd	(220)	205	50	(50)	(30)	(155)
Net of reinsurance excluding Delta Lloyd	(280)	280	50	(50)	(30)	(150)

	31 December 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(110)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(135)	(325)

Net of reinsurance - continuing operations	(290)	285	45	(50)	(110)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(25)	(35)
Total net of reinsurance	(360)	365	95	(100)	(135)	(315)

	31 December 2010
Impact on shareholders’ equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance - continuing operations	(235)	220	45	(50)	(30)	(285)
Gross of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(40)
Total gross of reinsurance	(305)	300	95	(100)	(35)	(325)

Net of reinsurance - continuing operations	(290)	285	45	(50)	(30)	(280)
Net of reinsurance - discontinued operations	(70)	80	50	(50)	(5)	(35)
Total net of reinsurance	(360)	365	95	(100)	(35)	(315)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

Fund management and non-insurance businesses

	30 June 2011
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(20)	20	5	35

	30 June 2011
Impact on shareholders’ equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Total excluding Delta Lloyd	(20)	20	10	35

	31 December 2010
Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	(5)	55
Discontinued operations	20	(20)	20	(20)
Total	5	(5)	15	35

	31 December 2010
Impact on shareholders’ equity before tax £m	Interest rates +1%	Interest rates -1%	Equity/ property +10%	Equity/ property -10%
Continuing operations	(15)	15	—	50
Discontinued operations	(15)	25	20	(20)
Total	(30)	40	20	30

The sensitivity of the Group’s fund management and non-insurance business to movements in equity and property markets includes the impact of hedging instruments held at Group Centre.

Discontinued operations — Delta Lloyd

The HY11 sensitivities contained in the above tables exclude any contribution from Delta Lloyd following deconsolidation of this business. The main financial sensitivities in Delta Lloyd are as follows:

Interest rate risk

Delta Lloyd Group incurs interest rate risk as the value of its assets and liabilities depend on different yield curves. All fixed income assets and instruments bear an additional risk, as the yields on these assets may develop differently from the yields used for discounting the liabilities.

Equity risk and property risk

The Delta Lloyd equity risk is managed by hedging a major part of its equity portfolio. By use of equity options Delta Lloyd Group is protected against the downside risk in the equity portfolio while maintaining upward potential. For property risk Delta Lloyd Group’s risk management strategy is focused on retaining a high-quality self-managed portfolio.

Credit risk

The Delta Lloyd credit risk is related primarily to government bonds, corporate bonds, mortgages, reinsurance and other loans. Delta Lloyd maintains a diversified fixed-income investment portfolio that is structured to match its insurance liabilities.

Sensitivity analysis

The financial risk management strategy aims to minimise the exposure to market fluctuations. The techniques used include selling investments, changing investment portfolio allocation and using derivative financial instruments.

Delta Lloyd’s General Insurance business is subject to underwriting, reserve and catastrophe risks, but manages these risks via its governance, control processes, and the purchase of reinsurance.

Limitations of sensitivity analysis

The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.

The sensitivity analyses do not take into consideration that the Group’s assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group’s financial risk management strategy aims to manage the exposure to market fluctuations.

As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.

A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholder equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.

Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group’s view of possible near-term market changes that cannot be predicted with any certainty; and the assumption that all interest rates move in an identical fashion.

Exhibit A: Financial statements IFRS

Condensed consolidated financial statement

Condensed consolidated income statement

For the six month period ended 30 June 2011

6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Continuing operations	Discontinued operations	Continuing operations	Discontinued operations	Continuing operations	Discontinued operations
Income
Gross written premiums	15,398	2,118	17,223	2,515	31,805	4,469
Premiums ceded to reinsurers	(942)	(73)	(848)	(64)	(1,739)	(124)
Internal reinsurance revenue	2	(2)	5	(5)	5	(5)
Premiums written net of reinsurance	14,458	2,043	16,380	2,446	30,071	4,340
Net change in provision for unearned premiums	(290)	(56)	(150)	(90)	(73)	(2)
Net earned premiums	14,168	1,987	16,230	2,356	29,998	4,338
Fee and commission income	719	97	770	149	1,450	332
Net investment income	5,787	436	6,911	2,422	18,749	3,244
Share of profit/(loss) after tax of joint ventures and associates	152	28	91	(6)	141	(10)
(Loss)/ profit on the disposal and re-measurement of subsidiaries and associates	(11)	(32)	28	—	163	(4)
20,815	2,516	24,030	4,921	50,501	7,900
Expenses
Claims and benefits paid, net of recoveries from reinsurers	(13,063)	(1,475)	(12,519)	(2,111)	(24,918)	(4,234)
Change in insurance liabilities, net of reinsurance	(1,139)	(909)	(2,720)	(587)	(6,608)	(569)
Change in investment contract provisions	(1,957)	(94)	(2,641)	(81)	(8,693)	(48)
Change in unallocated divisible surplus	101	(19)	(538)	(15)	362	(33)
Fee and commission expense	(2,341)	(192)	(2,947)	(231)	(5,433)	(434)
Other expenses	(1,422)	(291)	(1,328)	(541)	(2,573)	(964)
Finance costs	(339)	(262)	(294)	(316)	(699)	(723)
(20,160)	(3,242)	(22,987)	(3,882)	(48,562)	(7,005)
Profit/(loss) before tax	655	(726)	1,043	1,039	1,939	895
Tax attributable to policyholders’ returns	3	—	(31)	—	(394)	—
Profit/(loss) before tax attributable to shareholders’ profits	658	(726)	1,012	1,039	1,545	895
Tax (expense)/credit	(190)	202	(309)	(268)	(717)	(225)
Less: tax attributable to policyholders’ returns	(3)	—	31	—	394	—
Tax attributable to shareholders’ profits	(193)	202	(278)	(268)	(323)	(225)
Profit/(loss) for the period	465	(524)	734	771	1,222	670
Profit/(loss) from discontinued operations	(524)	771	670
Profit/(loss) for the period	(59)	1,505	1,892

Attributable to:
Equity shareholders of Aviva plc	443	(318)	651	430	1,105	358
Non-controlling interests	22	(206)	83	341	117	312
465	(524)	734	771	1,222	670

Earnings per share for the period
Earnings per share - discontinued operations basic	(11.3	)p	15.7	p	12.8p
Earnings per share — discontinued operations diluted	(11.1	)p	15.3	p	12.6p
Earnings per share - continuing operations basic	15.4	p	23.1	p	37.6p
Earnings per share — continuing operations diluted	15.1	p	22.9	p	37.0p
Basic (pence per share)	4.1	p	38.8	p	50.4	p
Diluted (pence per share)	4.0	p	38.2	p	49.6	p

Condensed consolidated financial statement continued

Condensed consolidated statement of comprehensive income

For the six month period ended 30 June 2011

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Profit for the period from continuing operations	465	734	1,222
(Loss)/profit for the period from discontinued operations	(524)	771	670
Total (loss)/profit for the period	(59)	1,505	1,892

Other comprehensive income from continuing operations:
Investments classified as available for sale
Fair value gains	56	392	505
Fair value gains transferred to profit on disposals	(38)	(35)	(73)
Impairment losses on assets previously revalued through other comprehensive income now taken to the income statement	8	49	78
Owner-occupier properties
Fair value gains/(losses)	1	1	(14)
Share of other comprehensive income of joint ventures and associates	(60)	(3)	—
Actuarial gains/(losses) on pension schemes	22	(255)	1,078
Other pension scheme movements transferred to unallocated divisible surplus	(30)	—	(18)
Foreign exchange rate movements	209	(41)	55
Aggregate tax effect — shareholder tax	(21)	(108)	(116)
Other comprehensive income, net of tax from continuing operations	147	—	1,495
Other comprehensive income, net of tax from discontinued operations	82	(453)	(64)
Total other comprehensive income, net of tax	229	(453)	1,431

Total comprehensive income for the period from continuing operations	612	734	2,717
Total comprehensive income for the period from discontinued operations	(442)	318	606
Total comprehensive income for the period	170	1,052	3,323

Attributable to:
Equity shareholders of Aviva plc	234	942	2,950
Non-controlling interests	(64)	110	373
	170	1,052	3,323

Condensed consolidated financial statement continued

Condensed consolidated statement of changes in equity

For the six month period ended 30 June 2011

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Balance at 1 January	17,725	15,086	15,086
(Loss)/profit for the period	(59)	1,505	1,892
Other comprehensive income	229	(453)	1,431
Total comprehensive income for the period	170	1,052	3,323
Dividends and appropriations	(460)	(424)	(757)
Shares issued in lieu of dividends	184	151	209
Capital contributions from non-controlling interests	25	1	42
Movements in ordinary shareholder equity following deconsolidation of Delta Lloyd	(600)	—	—
Movements in non controlling interests following deconsolidation of Delta Lloyd	(1,770)	—	—
Minority share of dividends declared in the period applicable to non-controlling interests	(76)	(81)	(187)
Non-controlling interest in disposed subsidiaries	—	—	3
Changes in non-controlling interest in existing subsidiaries	(11)	(43)	(38)
Shares acquired by employee trusts	—	—	(14)
Reserves credit for equity compensation plans	18	36	41
Aggregate tax effect — shareholder tax	—	—	17
Balance at 30 June/31 December	15,205	15,778	17,725

Condensed consolidated financial statement continued

Condensed consolidated statement of financial position

As at 30 June 2011

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Assets
Goodwill	2,823	3,377	3,391
Acquired value of in-force business and intangible assets	2,396	2,642	2,806
Interests in, and loans to, joint ventures	2,154	1,871	1,994
Interests in, and loans to, associates	1,427	1,268	643
Property and equipment	467	686	750
Investment property	11,236	12,536	13,064
Loans	24,828	41,394	43,074
Financial investments	228,006	236,582	253,288
Reinsurance assets	6,570	7,271	7,084
Deferred tax assets	136	288	288
Current tax assets	112	269	198
Receivables	9,271	9,041	8,295
Deferred acquisition costs and other assets	5,956	5,365	6,072
Prepayments and accrued income	3,390	3,576	3,691
Cash and cash equivalents	23,106	28,446	25,455
Assets of operations classified as held for sale	728	6	14
Total assets	322,606	354,618	370,107
Equity
Capital
Ordinary share capital	716	701	705
Preference share capital	200	200	200
	916	901	905
Capital reserves
Share premium	1,184	1,198	1,194
Merger reserve	3,271	3,271	3,271
	4,455	4,469	4,465
Shares held by employee trusts	(32)	(68)	(32)
Other reserves	1,729	1,978	2,245
Retained earnings	5,303	3,971	5,411
Equity attributable to shareholders of Aviva plc	12,371	11,251	12,994
Direct capital instrument	990	990	990
Non-controlling interests	1,844	3,537	3,741
Total equity	15,205	15,778	17,725
Liabilities
Gross insurance liabilities	149,515	171,182	177,700
Gross liabilities for investment contracts	119,284	107,203	117,787
Unallocated divisible surplus	3,273	4,225	3,428
Net asset value attributable to unitholders	8,735	9,842	9,032
Provisions	1,103	4,003	2,943
Deferred tax liabilities	1,166	1,246	1,758
Current tax liabilities	249	455	314
Borrowings	8,882	14,127	14,949
Payables and other financial liabilities	12,029	22,800	20,292
Other liabilities	2,822	3,757	4,179
Liabilities of operations classified as held for sale	343	—	—
Total liabilities	307,401	338,840	352,382
Total equity and liabilities	322,606	354,618	370,107

Condensed consolidated financial statement continued

Condensed consolidated statement of cash flows

For the six month period ended 30 June 2011

The cash flows presented in this statement cover all the Group’s activities and include flows from both policyholder and shareholder activities. All cash and cash equivalents are available for use by the Group.

	6 months 2011 £m	6 months 2010 £m	Full Year 2010 £m
Cash flows from operating activities
Cash generated from continuing operations	(1,425)	4,560	1,337
Tax paid	(198)	(184)	(412)
Net cash from operating activities — continuing operations	(1,623)	4,376	925
Net cash from operating activities — discontinued operations	(15)	855	882
Total net cash from operating activities	(1,638)	5,231	1,807
Cash flows from investing activities
Acquisitions of, and additions to subsidiaries, joint ventures and associates, net of cash acquired	(119)	(156)	542
Disposals of subsidiaries, joint ventures and associates, net of cash transferred	51	49	222
Disposal of non-controlling interest in subsidiary	—	15	15
New loans to joint ventures and associates	(19)	—	(64)
Repayment of loans to joint ventures and associates	1	17	5
Net new loans to joint ventures and associates	(18)	17	(59)
Purchases of property and equipment	(39)	(40)	(161)
Proceeds on sale of property and equipment	34	13	18
Purchases of intangible assets	(29)	(11)	(131)
Net cash (used in)/from investing activities — continuing operations	(120)	(113)	446
Net cash (used in)/from investing activities — discontinued operations	(512)	(28)	(82)
Total net cash (used in)/from investing activities	(632)	(141)	364
Cash flows from financing activities
Proceeds from issue of ordinary shares, net of transaction costs	—	1	—
Treasury shares purchased for employee trusts	—	—	(14)
New borrowings drawn down, net expenses	718	223	2,885
Repayment of borrowings	(254)	(287)	(2,059)
Net drawdown/(repayment) of borrowings	464	(64)	826
Interest paid on borrowings	(290)	(289)	(696)
Preference dividends paid	(9)	(9)	(17)
Ordinary dividends paid	(267)	(264)	(472)
Coupon payments on direct capital instruments	—	—	(59)
Capital contributions from non-controlling interests	25	1	42
Dividends paid to non-controlling interests of subsidiaries	(76)	(64)	(157)
Net cash (used in)/from financing activities — continuing operations	(153)	(688)	(547)
Net cash (used in)/from financing activities — discontinued operations	(516)	(401)	(821)
Total net cash (used in)/from financing activities	(669)	(1,089)	(1,368)
Total net (decrease)/increase in cash and cash equivalents	(2,939)	4,001	803
Cash and cash equivalents at 1 January	24,695	24,251	24,251
Effect of exchange rate changes on cash and cash equivalents	504	(961)	(359)
Cash and cash equivalents at 30 June /31 December	22,260	27,291	24,695

Further detail on cash and cash equivalents is provided in note A15.

Notes to the condensed financial statement

A1 — Basis of preparation

(a)    The condensed financial statements for the six months to 30 June 2011 have been prepared using International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB)). These include IAS 34, Interim Financial Reporting, which specifically addresses the contents of interim condensed financial statements. The results apply the accounting policies set out in Aviva plc’s 2010 Annual Report and Accounts with Delta Lloyd presented as a discontinued operation in these financial statements, as explained in note 3(b).

During 2009 and 2010, the IASB issued amendments to IFRS 1, First Time Adoption of IFRS, IAS 24, Related Party Disclosures, and IAS 32, Financial Instruments — Presentation, and the results of its annual improvements project, all of which have been endorsed by the EU. In addition, IFRIC interpretation 19, Extinguishing Financial Liabilities with Equity Instruments, and an amendment to interpretation 14, IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, issued in 2008 and 2009, have now been endorsed by the EU.

These are all applicable for the first time in the current accounting period and are now reflected in the Group’s financial reporting, with no material impact.

(b)     Items included in the financial statements of each of the Group’s entities are measured in the currency of the primary economic environment in which that entity operates (the ‘functional currency’). The consolidated financial statements are stated in sterling, which is the Company’s functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).

A2 — Exchange rates

The Group’s principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2011	6 months 2010	Full year 2010
Eurozone
– Average rate (€1 equals)	£0.87	£0.87	£0.85
– Period end rate (€1 equals)	£0.90	£0.82	£0.86

United States
– Average rate ($US1 equals)	£0.62	£0.65	£0.65
– Period end rate ($US1 equals)	£0.62	£0.67	£0.64

Total foreign currency movements during the period resulted in a gain recognised in the income statement of £61 million (30 June 2010: £22 million loss; 31 December 2010: £34 million gain).

Notes to the condensed financial statement continued

A3 — Subsidiaries

This note provides details of the acquisitions and disposals of subsidiaries that the Group has made during the period, together with details of businesses held for sale at the period end.

(a) Acquisitions

There were no material acquisitions in the six months ended 30 June 2011.

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates

The (loss)/profit on the disposal and remeasurement of subsidiaries, joint ventures and associates comprises:

	6 months 2011 £m	6 months 2010 £m	Full Year 2010 £m
Continuing operations
United Kingdom
RBS Life and RBS Collective	—	—	128
Non-core operations	(3)	4	4
France	—	24	26
Other small operations	(8)	—	5
(Loss)/profit on disposal and remeasurement from continuing operations	(11)	28	163
Loss on disposal from discontinued operations (see below)	(32)	—	(4)
Total (loss)/profit on disposal and remeasurement	(43)	28	159

Delta Lloyd

On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. (“Delta Lloyd”) (the Group’s Dutch long-term insurance, general insurance and fund management operation), reducing our holding to 42.7% of Delta Lloyd’s ordinary share capital, representing 40% of shareholder voting rights. As the Group no longer commands a majority of shareholder voting rights, it no longer controls Delta Lloyd. Accordingly, from 6 May 2011 the Group has ceased to consolidate the results and net assets of Delta Lloyd.

Cash consideration of £380 million was received for the sale of shares, and £8 million of costs are attributable to the disposal transaction.

The Group retains significant influence over Delta Lloyd through its 42.7% shareholding (42.2% at 30 June 2011) and contractual right to appoint two members of Delta Lloyd’s supervisory board. Our continuing interest in Delta Lloyd has been classified as an associate and initially re-measured at fair value as at 6 May 2011, using the closing market value of the Delta Lloyd shares listed on Euronext on that day. As Delta Lloyd is no longer consolidated, equity reserves for accumulated currency translation differences and accumulated fair value differences on available for sale financial investments relating to that company have been recycled to the income statement. Equity reserves relating to Delta Lloyd’s owner-occupied property have been transferred directly to retained earnings.

The transaction results in the loss of control of a major geographical area of operations, previously presented as ‘Delta Lloyd’ in the segmental reporting note. The results of Delta Lloyd, up to the transaction date as well as those for the comparative period have therefore been classified as discontinued operations. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate after the transaction date form part of continuing operations.

The loss on the disposal of Delta Lloyd is calculated as follows:

6 months 2011 £m
Net cash proceeds from disposal	372
Fair value of continuing interest in associate at 6 May 2011	1,116
Currency translation and investment valuation equity reserves recycled to the income statement	600
Consolidated net assets of Delta Lloyd as at 6 May 2011, net of non-controlling interests	(2,120)
Loss on disposal recognised through the income statement	(32)

The tax on the loss on the disposal of Delta Lloyd is £nil.

Notes to the condensed financial statement continued

A3 — Subsidiaries continued

(b) Disposal and remeasurement of subsidiaries, joint ventures and associates continued

Aviva’s interest in the carrying value of Delta Lloyd’s IFRS net assets prior to disposal and fair value adjustments at the date of initial recognition of the associate were as follows:

£m
Assets
Goodwill	316
Acquired value of in-force business and intangible assets	59
Interests in, and loans to, joint ventures and associates	359
Property and equipment	242
Investment property	2,131
Loans	20,196
Financial investments	34,081
Deferred acquisition costs	195
Other assets	3,528
Total assets	61,107
Liabilities
Insurance liabilities	32,481
Liabilities for investment contracts	3,355
Unallocated divisible surplus	144
Net asset value attributable to unitholders	631
External borrowings	6,499
Other liabilities	14,107
Total liabilities	57,217
Net assets	3,890
Non-controlling interests before disposal	(1,770)
Group’s share of net assets before disposal	2,120
Net assets sold (14.9%)	(577)
Fair value adjustments on initial recognition of associate	(427)
Residual interest in associate	1,116

(c) Assets and liabilities of operations classified as held for sale

The assets and liabilities of operations classified as held for sale as at 30 June 2011 relate to RAC Limited (formerly RAC plc), our investment management business in Australia and our interest in a joint venture in Taiwan, and are as follows:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Assets
Goodwill	284	—	—
Intangible assets	229	—	—
Interests in, and loans to, joint ventures and associates	14	6	14
Property and equipment	31	—	—
Investments	3	—	—
Receivables and other financial assets	158	—	—
Prepayments and accrued income	9	—	—
Total assets	728	6	14
Liabilities
Insurance liabilities	(149)	—	—
Other liabilities	(194)	—	—
Total liabilities	(343)	—	—
Net assets	385	6	14

On 23 June 2011, the Group announced that it had agreed to sell RAC Limited (“RAC”) to The Carlyle Group for £1.0 billion. This transaction was completed on the 30 September 2011. Aviva continues its commercial relationship with RAC, both as a key underwriter of motor insurance on RAC’s panel and as a partner, selling RAC breakdown cover to our customers. The Group retains the RAC (2003) Pension Scheme which, at 30 June 2011, had an IAS 19 deficit of £138 million. The assets and liabilities of RAC, excluding this pension scheme obligation, have been classified as held for sale, at their carrying values, in the consolidated statement of financial position as at 30 June 2011.

The operations held for sale at 30 June 2010 comprised an associate in Australia which was sold later in 2010. The figure at 31 December 2010 related to our interest in the Taiwan joint venture only.

Notes to the condensed financial statement continued

A4 — Segmental information

The Group’s results can be segmented, either by activity or by geography. Our primary reporting format is on regional reporting lines, with supplementary information being given by business activity. This note provides segmental information on the consolidated income statement and statement of financial position.

(a) Operating segments

The Group has determined its operating segments along regional lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group Chief Executive for the operating segment for which he is responsible. The activities of each operating segment are described below:

United Kingdom

The United Kingdom comprises two operating segments — UK Life and UK General Insurance (UK GI). The principal activities of UK Life are life insurance, long-term health and accident insurance, savings, pensions and annuity business, whilst UK GI provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses. UK GI also includes the RAC motor recovery business, the Group reinsurance result and the results of run-off agency business.

Aviva Europe

Activities reported in the Aviva Europe operating segment exclude operations in the UK and Delta Lloyd but include those in Russia and Turkey. Principal activities are long-term business in France, Ireland, Italy, Poland and Spain, and general insurance in France, Ireland and Italy.

North America

Our activities in North America principally comprise our long-term business operation in the US and general insurance business operation in Canada.

Asia Pacific

Our activities in Asia Pacific principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Sri Lanka, Taiwan, Malaysia, South Korea and Indonesia.

Aviva Investors

Aviva Investors operates in most of the regions in which the Group operates, in particular the UK, France, the US and Canada and other international businesses, managing policyholders’ and shareholders’ invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs.

Other Group activities

Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in ‘Other Group activities’. Similarly, central core structural borrowings and certain tax balances are included in ‘Other Group activities’ in the segmental statement of financial position. Also included here are consolidation and elimination adjustments.

Delta Lloyd and discontinued operations

The activities of Delta Lloyd comprise long-term business operations in the Netherlands, Belgium and Germany and general insurance, fund management and banking operations in the Netherlands.

As set out in note A3, on 6 May 2011 the Group ceased to hold a majority of the shareholder voting rights in Delta Lloyd and therefore the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group ceased to consolidate Delta Lloyd. The Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown within the Delta Lloyd segment within continuing operations.

Measurement basis

The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are on normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:

(i)   profit or loss from operations before tax attributable to shareholders

(ii)     profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management’s control, including investment market performance and fiscal policy changes

Notes to the condensed financial statement continued

A4 — Segmental information continued

(i) Segmental income statement for the six month period ended 30 June 2011

								Other
	United Kingdom		Aviva	North	Asia	Aviva	Delta	Group	Continuing	Discontinued
	Life £m	GI# £m	Europe £m	America £m	Pacific £m	Investors† £m	Lloyd £m	activities £m	operations £m	operations £m	Total £m
Gross written premiums	3,592	2,325	6,465	2,675	341	—	—	—	15,398	2,118	17,516
Premiums ceded to reinsurers	(460)	(71)	(274)	(101)	(36)	—	—	—	(942)	(73)	(1,015)
Internal reinsurance revenue	—	11	(4)	(4)	(1)	—	—	—	2	(2)	—
Net written premiums	3,132	2,265	6,187	2,570	304	—	—	—	14,458	2,043	16,501
Net change in provision for unearned premiums	(29)	(124)	(112)	(18)	(7)	—	—	—	(290)	(56)	(346)
Net earned premiums	3,103	2,141	6,075	2,552	297	—	—	—	14,168	1,987	16,155
Fee and commission income	158	88	278	16	4	175	—	—	719	97	816
	3,261	2,229	6,353	2,568	301	175	—	—	14,887	2,084	16,971
Net investment income	2,873	212	1,236	1,165	83	28	—	190	5,787	436	6,223
Inter-segment revenue	—	—	—	—	—	89	—	—	89	—	89
Share of profit of joint ventures and associates	112	—	4	—	14	2	20	—	152	28	180
Loss on the disposal of subsidiaries and associates	—	(3)	(8)	—	—	—	—	—	(11)	(32)	(43)
Segmental income*	6,246	2,438	7,585	3,733	398	294	20	190	20,904	2,516	23,420
Claims and benefits paid, net of recoveries from reinsurers	(4,363)	(1,451)	(5,162)	(1,892)	(195)	—	—	—	(13,063)	(1,475)	(14,538)
Change in insurance liabilities, net of reinsurance	247	105	(464)	(959)	(68)	—	—	—	(1,139)	(909)	(2,048)
Change in investment contract provisions	(784)	—	(1,071)	(43)	—	(59)	—	—	(1,957)	(94)	(2,051)
Change in unallocated divisible surplus	(194)	—	329	—	(34)	—	—	—	101	(19)	82
Amortisation of acquired value of in-force business	(2)	—	(20)	(74)	(2)	—	—	—	(98)	(1)	(99)
Depreciation and other amortisation expense	(33)	(14)	(20)	(35)	(3)	(7)	—	—	(112)	(9)	(121)
Other operating expenses	(547)	(833)	(1,003)	(456)	(75)	(199)	—	(400)	(3,513)	(471)	(3,984)
Impairment losses**	—	(30)	(1)	(9)	—	—	—	—	(40)	(2)	(42)
Inter-segment expenses	(44)	—	(9)	(36)	—	—	—	—	(89)	—	(89)
Finance costs	(92)	(17)	(13)	(14)	—	(2)	—	(201)	(339)	(262)	(601)
Segmental expenses	(5,812)	(2,240)	(7,434)	(3,518)	(377)	(267)	—	(601)	(20,249)	(3,242)	(23,491)
Profit/(loss) before tax	434	198	151	215	21	27	20	(411)	655	(726)	(71)
Tax attributable to policyholders’ returns	8	—	(3)	—	(2)	—	—	—	3	—	3
Profit/(loss) before tax attributable to shareholders	442	198	148	215	19	27	20	(411)	658	(726)	(68)
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	—	(3)	11	2	—	—	—	(10)	—	—	—
Investment return variances and economic assumption changes on long-term business	(44)	—	250	(16)	(3)	—	—	—	187	820	1,007
Short-term fluctuation in return on investments backing non-long-term business	—	21	66	(22)	—	—	—	15	80	60	140
Economic assumption changes on general insurance and health business	—	7	1	—	—	—	—	—	8	—	8
Impairment of goodwill	20	—	—	—	—	—	—	—	20	—	20
Amortisation and impairment of intangibles	11	2	8	31	1	3	—	—	56	5	61
(Profit)/loss on the disposal of subsidiaries and associates	—	3	8	—	—	—	—	—	11	32	43
Integration and restructuring costs	35	11	33	9	—	11	—	12	111	—	111
Exceptional items	—	—	—	—	—	—	—	—	—	—	—
Share of Delta Lloyd’s non-operating items (before tax), as an associate	—	—	—	—	—	—	8	—	8	—	8
Share of Delta Lloyd’s tax expense, as an associate	—	—	—	—	—	—	7	—	7	—	7
Adjusted operating profit/(loss) before tax attributable to shareholders	464	239	525	219	17	41	35	(394)	1,146	191	1,337

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £8,684 million, France £3,986 million, Netherlands £2,802 million, USA £2,610 million and Rest of the World £2,733 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**  Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £8 million and £nil million respectively.

† Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pension business.

#  United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(ii) Segmental income statement for the six month period ended 30 June 2010

							Other
	United Kingdom		Aviva	North	Asia	Aviva	Group	Continuing	Discontinued
	Life £m	GI# £m	Europe £m	America £m	Pacific £m	Investors £m	activities £m	operations £m	operations £m	Total £m
Gross written premiums	3,576	2,157	7,897	3,283	310	—	—	17,223	2,515	19,738
Premiums ceded to reinsurers	(308)	(178)	(233)	(105)	(24)	—	—	(848)	(64)	(912)
Internal reinsurance revenue	—	37	(14)	(16)	(2)	—	—	5	(5)	—
Net written premiums	3,268	2,016	7,650	3,162	284	—	—	16,380	2,446	18,826
Net change in provision for unearned premiums	(12)	(23)	(115)	5	(5)	—	—	(150)	(90)	(240)
Net earned premiums	3,256	1,993	7,535	3,167	279	—	—	16,230	2,356	18,586
Fee and commission income	167	138	269	29	3	164	—	770	149	919
	3,423	2,131	7,804	3,196	282	164	—	17,000	2,505	19,505
Net investment income	2,933	219	2,126	789	14	71	759	6,911	2,422	9,333
Inter-segment revenue	—	—	—	—	—	90	—	90	—	90
Share of profit/(loss) of joint ventures and associates	77	—	3	—	11	—	—	91	(6)	85
Profit on the disposal of subsidiaries and associates	—	4	24	—	—	—	—	28	—	28
Segmental income*	6,433	2,354	9,957	3,985	307	325	759	24,120	4,921	29,041
Claims and benefits paid, net of recoveries from reinsurers	(4,099)	(1,429)	(4,807)	(1,979)	(205)	—	—	(12,519)	(2,111)	(14,630)
Change in insurance liabilities, net of reinsurance	(1,067)	114	(445)	(1,238)	(84)	—	—	(2,720)	(587)	(3,307)
Change in investment contract provisions	240	—	(2,696)	(89)	—	(96)	—	(2,641)	(81)	(2,722)
Change in unallocated divisible surplus	(62)	—	(531)	—	55	—	—	(538)	(15)	(553)
Amortisation of acquired value of in-force business	—	—	(23)	(71)	(2)	—	—	(96)	(2)	(98)
Depreciation and other amortisation expense	(4)	(22)	(21)	(35)	(2)	(4)	—	(88)	(16)	(104)
Other operating expenses	(625)	(798)	(980)	(356)	(66)	(195)	(1,013)	(4,033)	(708)	(4,741)
Impairment losses**	(4)	(3)	(1)	(50)	—	—	—	(58)	(46)	(104)
Inter-segment expenses	(45)	(2)	(8)	(35)	—	—	—	(90)	—	(90)
Finance costs	(103)	(10)	(6)	(8)	—	(2)	(165)	(294)	(316)	(610)
Segmental expenses	(5,769)	(2,150)	(9,518)	(3,861)	(304)	(297)	(1,178)	(23,077)	(3,882)	(26,959)
Profit/(loss) before tax	664	204	439	124	3	28	(419)	1,043	1,039	2,082
Tax attributable to policyholders’ returns	(25)	—	(6)	—	—	—	—	(31)	—	(31)
Profit/(loss) before tax attributable to shareholders	639	204	433	124	3	28	(419)	1,012	1,039	2,051
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	(5)	4	2	—	1	(3)	—	—	—
Investment return variances and economic assumption changes on long-term business	(199)	—	10	68	10	—	—	(111)	(951)	(1,062)
Short-term fluctuation in return on investments backing non-long-term business	—	(45)	(29)	(35)	—	—	83	(26)	20	(6)
Economic assumption changes on general insurance and health business	—	58	2	4	—	—	—	64	—	64
Impairment of goodwill	2	—	—	—	—	—	—	2	—	2
Amortisation and impairment of intangibles	1	5	10	32	1	2	—	51	9	60
Profit on the disposal of subsidiaries and associates	—	(4)	(24)	—	—	—	—	(28)	—	(28)
Integration and restructuring costs	12	12	28	4	—	11	5	72	—	72
Exceptional items	—	—	—	10	—	—	—	10	107	117
Adjusted operating profit/(loss) before tax attributable to shareholders	456	225	434	209	14	42	(334)	1,046	224	1,270

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £8,787 million, France £4,511 million, Netherlands £4,921 million, USA £2,842 million and Rest of the World £7,935 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**  Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £49 million and £nil respectively.

#  United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(iii) Segmental income statement for the year ended 31 December 2010

							Other
	United Kingdom		Aviva	North	Asia	Aviva	Group	Continuing	Discontinued
	Life £m	GI# £m	Europe £m	America £m	Pacific £m	Investors £m	activities £m	operations £m	operations £m	Total £m
Gross written premiums	6,572	4,405	13,507	6,680	641	—	—	31,805	4,469	36,274
Premiums ceded to reinsurers	(673)	(333)	(452)	(221)	(60)	—	—	(1,739)	(124)	(1,863)
Internal reinsurance revenue	—	37	(14)	(16)	(2)	—	—	5	(5)	—
Net written premiums	5,899	4,109	13,041	6,443	579	—	—	30,071	4,340	34,411
Net change in provision for unearned premiums	(12)	(16)	(68)	29	(6)	—	—	(73)	(2)	(75)
Net earned premiums	5,887	4,093	12,973	6,472	573	—	—	29,998	4,338	34,336
Fee and commission income	302	248	512	41	6	341	—	1,450	332	1,782
	6,189	4,341	13,485	6,513	579	341	—	31,448	4,670	36,118
Net investment income	10,945	424	3,961	2,223	211	171	814	18,749	3,244	21,993
Inter-segment revenue	—	—	—	—	—	214	—	214	—	214
Share of profit/(loss) of joint ventures and associates	128	—	(14)	—	33	3	(9)	141	(10)	131
Profit/(loss) on the disposal of subsidiaries and associates	128	5	26	1	—	—	3	163	(4)	159
Segmental income*	17,390	4,770	17,458	8,737	823	729	808	50,715	7,900	58,615
Claims and benefits paid, net of recoveries from reinsurers	(8,144)	(2,829)	(9,413)	(4,069)	(463)	—	—	(24,918)	(4,234)	(29,152)
Change in insurance liabilities, net of reinsurance	(2,923)	237	(687)	(3,020)	(215)	—	—	(6,608)	(569)	(7,177)
Change in investment contract provisions	(3,300)	—	(5,034)	(129)	—	(230)	—	(8,693)	(48)	(8,741)
Change in unallocated divisible surplus	(166)	—	478	—	50	—	—	362	(33)	329
Amortisation of acquired value of in-force business	—	—	(43)	(115)	(4)	—	—	(162)	(12)	(174)
Depreciation and other amortisation expense	(71)	(42)	(54)	(82)	(5)	(10)	—	(264)	(37)	(301)
Other operating expenses	(1,300)	(1,636)	(2,060)	(834)	(140)	(425)	(1,101)	(7,496)	(1,226)	(8,722)
Impairment losses**	—	(3)	—	(81)	—	—	—	(84)	(123)	(207)
Inter-segment expenses	(125)	(2)	(16)	(71)	—	—	—	(214)	—	(214)
Finance costs	(193)	(38)	(18)	(27)	—	(3)	(420)	(699)	(723)	(1,422)
Segmental expenses	(16,222)	(4,313)	(16,847)	(8,428)	(777)	(668)	(1,521)	(48,776)	(7,005)	(55,781)
Profit/(loss) before tax	1,168	457	611	309	46	61	(713)	1,939	895	2,834
Tax attributable to policyholders’ returns	(384)	—	(3)	—	(7)	—	—	(394)	—	(394)
Profit/(loss) before tax attributable to shareholders	784	457	608	309	39	61	(713)	1,545	895	2,440
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	99	148	7	5	—	12	(271)	—	—	—
Investment return variances and economic assumption changes on long-term business	87	—	154	(10)	(12)	—	—	219	(1,010)	(791)
Short-term fluctuation in return on investments backing non-long-term business	—	(31)	47	(44)	—	—	227	199	44	243
Economic assumption changes on general insurance and health business	—	60	1	—	—	—	—	61	—	61
Impairment of goodwill	4	—	9	—	1	—	9	23	1	24
Amortisation and impairment of intangibles	68	7	37	75	1	5	—	193	23	216
(Profit)/loss on the disposal of subsidiaries and associates	(128)	(5)	(26)	(1)	—	—	(3)	(163)	4	(159)
Integration and restructuring costs	41	35	61	32	2	30	24	225	18	243
Exceptional items	(99)	(157)	—	10	—	(11)	(19)	(276)	549	273
Adjusted operating profit/(loss) before tax attributable to shareholders	856	514	898	376	31	97	(746)	2,026	524	2,550

*  Total reported income, excluding inter-segment revenue, is split United Kingdom £22,160 million, France £8,748 million, Netherlands £7,782 million, USA £6,497 million and Rest of the World £13,214 million. Income is attributed on the basis of geographical origin which does not materially differ from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

**  Impairment losses, and reversal of such losses, recognised directly in other comprehensive income were £78 million and £nil million respectively.

#  United Kingdom General Insurance includes the Group Reinsurance business, agency run-off business and the non-insurance business for the RAC.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(iv) Segmental statement of financial position as at 30 June 2011

								Other
	United Kingdom		Aviva	North	Asia	Aviva		Group
	Life	GI	Europe	America	Pacific	Investors	Delta Lloyd	activities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Goodwill	10	924	976	825	60	28	—	—	2,823
Acquired value of in-force business and intangible assets	263	20	1,098	964	12	39	—	—	2,396
Interests in, and loans to, joint ventures and associates	1,737	—	315	1	451	16	1,061	—	3,581
Property and equipment	171	50	85	136	7	18	—	—	467
Investment property	8,168	15	1,476	6	—	1,078	—	493	11,236
Loans	20,504	565	996	2,723	40	—	—	—	24,828
Financial investments	82,989	2,632	103,739	31,792	2,747	1,001	—	3,106	228,006
Deferred acquisition costs	1,478	566	676	2,598	5	—	—	—	5,323
Other assets	15,583	4,211	17,296	3,094	437	516	—	2,809	43,946
Total assets	130,903	8,983	126,657	42,139	3,759	2,696	1,061	6,408	322,606
Insurance liabilities
Long-term business and outstanding claims provisions	66,063	4,810	39,493	31,504	2,511	—	—	—	144,381
Unearned premiums	214	2,237	1,226	1,118	52	—	—	—	4,847
Other insurance liabilities	—	69	117	102	(1)	—	—	—	287
Liability for investment contracts	45,083	—	69,209	2,806	—	2,186	—	—	119,284
Unallocated divisible surplus	2,233	—	969	—	71	—	—	—	3,273
Net asset value attributable to unitholders	1,040	—	3,612	—	—	—	—	4,083	8,735
External borrowings	2,763	—	135	151	—	—	—	5,833	8,882
Other liabilities, including inter-segment liabilities	8,499	(2,300)	5,153	2,507	212	309	—	3,332	17,712
Total liabilities	125,895	4,816	119,914	38,188	2,845	2,495	—	13,248	307,401
Total equity									15,205
Total equity and liabilities									322,606
Capital expenditure (excluding business combinations)	22	19	5	14	2	8	—	—	70

External borrowings by holding companies within the Group which are not allocated to operating companies are included in
‘Other Group activities’.

(v) Segmental statement of financial position as at 30 June 2010

								Other
	United Kingdom		Aviva	Delta	North	Asia	Aviva	Group
	Life	GI	Europe	Lloyd	America	Pacific	Investors	activities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Goodwill	31	1,208	884	294	875	54	31	—	3,377
Acquired value of in-force business and intangible assets	16	244	1,064	77	1,183	18	40	—	2,642
Interests in, and loans to, joint ventures and associates	2,096	—	332	347	2	342	16	4	3,139
Property and equipment	104	106	92	243	126	4	11	—	686
Investment property	7,766	86	1,246	1,985	9	(6)	915	535	12,536
Loans	19,396	557	910	18,016	2,352	38	—	125	41,394
Financial investments	74,650	2,507	89,993	31,676	31,416	2,424	1,069	2,847	236,582
Deferred acquisition costs	1,312	682	646	202	2,242	6	—	—	5,090
Other assets	15,752	3,668	18,481	4,062	3,402	442	587	2,778	49,172
Total assets	121,123	9,058	113,648	56,902	41,607	3,322	2,669	6,289	354,618
Insurance liabilities
Long-term business and outstanding claims provisions	63,169	5,358	35,498	28,946	30,588	2,323	—	—	165,882
Unearned premiums	184	2,204	1,013	417	1,104	35	—	—	4,957
Other insurance liabilities	—	79	105	59	101	(1)	—	—	343
Liability for investment contracts	38,720	—	60,114	3,127	3,090	—	2,152	—	107,203
Unallocated divisible surplus	1,910	—	2,145	140	—	30	—	—	4,225
Net asset value attributable to unitholders	981	—	4,589	646	—	—	—	3,626	9,842
External borrowings	2,414	8	137	6,173	195	—	—	5,200	14,127
Other liabilities, including inter-segment liabilities	9,347	(347)	3,883	13,352	2,675	173	347	2,831	32,261
Total liabilities	116,725	7,302	107,484	52,860	37,753	2,560	2,499	11,657	338,840
Total equity									15,778
Total equity and liabilities									354,618
Capital expenditure (excluding business combinations)	—	4	11	26	33	—	2	—	76

Notes to the condensed financial statement continued

A4 — Segmental information continued

(vi) Segmental statement of financial position as at 31 December 2010

								Other
	United Kingdom		Aviva		North		Aviva	Group
	Life	GI	Europe	Delta Lloyd	America	Asia Pacific	Investors	activities	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Goodwill	29	1,208	927	307	838	54	28	—	3,391
Acquired value of in-force business and intangible assets	277	241	1,072	58	1,102	16	40	—	2,806
Interests in, and loans to, joint ventures and associates	1,603	—	315	323	1	381	14	—	2,637
Property and equipment	152	90	99	236	149	7	17	—	750
Investment property	8,121	37	1,382	2,043	6	—	1,060	415	13,064
Loans	19,781	502	977	19,120	2,529	40	—	125	43,074
Financial investments	83,099	2,525	95,940	33,627	31,829	2,639	1,062	2,567	253,288
Deferred acquisition costs	1,445	628	632	188	2,518	5	—	—	5,416
Other assets	14,409	3,724	17,748	3,361	2,939	446	1,164	1,890	45,681
Total assets	128,916	8,955	119,092	59,263	41,911	3,588	3,385	4,997	370,107
Insurance liabilities
Long-term business and outstanding claims provisions	66,261	5,136	37,165	30,240	31,218	2,482	—	—	172,502
Unearned premiums	185	2,171	1,023	336	1,098	42	—	—	4,855
Other insurance liabilities	—	69	111	61	100	2	—	—	343
Liability for investment contracts	44,350	—	65,020	3,220	2,929	—	2,268	—	117,787
Unallocated divisible surplus	2,010	—	1,243	138	—	37	—	—	3,428
Net asset value attributable to unitholders	991	—	4,231	678	—	—	—	3,132	9,032
External borrowings	2,796	—	127	6,574	178	—	—	5,274	14,949
Other liabilities, including inter-segment liabilities	7,316	(1,823)	3,760	13,706	2,541	193	901	2,892	29,486
Total liabilities	123,909	5,553	112,680	54,953	38,064	2,756	3,169	11,298	352,382
Total equity									17,725
Total equity and liabilities									370,107
Capital expenditure (excluding business combinations)	379	11	20	88	68	6	12	—	584

(b) Further analysis by products and services

The Group’s results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business

Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health

Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers’ liability and professional indemnity liability, and medical expenses.

Fund management

Our fund management business invests policyholders’ and shareholders’ funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other

Other includes the RAC non-insurance operations, our banking businesses, service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Delta Lloyd

In the products and services analysis, the results of Delta Lloyd up to 6 May 2011 are presented as discontinued operations. After this date, the Group’s share of the profits of its retained interest in Delta Lloyd as an associate are shown only within other activities within continuing operations.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(i) Segmental income statement — products and services for the six month period ended 30 June 2011

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	10,404	4,994	—	—	15,398
Premiums ceded to reinsurers	(654)	(286)	—	—	(940)
Net written premiums	9,750	4,708	—	—	14,458
Net change in provision for unearned premiums	—	(290)	—	—	(290)
Net earned premiums	9,750	4,418	—	—	14,168
Fee and commission income	322	8	207	182	719
	10,072	4,426	207	182	14,887
Net investment income	5,244	369	4	170	5,787
Inter-segment revenue	—	—	94	—	94
Share of profit of joint ventures and associates	132	—	—	20	152
Loss on the disposal of subsidiaries and associates	—	—	—	(11)	(11)
Segmental income	15,448	4,795	305	361	20,909
Claims and benefits paid, net of recoveries from reinsurers	(10,106)	(2,957)	—	—	(13,063)
Change in insurance liabilities, net of reinsurance	(1,195)	56	—	—	(1,139)
Change in investment contract provisions	(1,957)	—	—	—	(1,957)
Change in unallocated divisible surplus	101	—	—	—	101
Amortisation of acquired value of in-force business	(98)	—	—	—	(98)
Depreciation and other amortisation expense	(78)	(9)	(6)	(19)	(112)
Other operating expenses	(1,206)	(1,462)	(250)	(595)	(3,513)
Impairment losses	(6)	(31)	—	(3)	(40)
Inter-segment expenses	(89)	(4)	—	(1)	(94)
Finance costs	(36)	(19)	(22)	(262)	(339)
Segmental expenses	(14,670)	(4,426)	(278)	(880)	(20,254)
Profit/(loss) before tax from continuing operations	778	369	27	(519)	655
Tax attributable to policyholder returns	3	—	—	—	3
Profit/(loss) before tax attributable to shareholders	781	369	27	(519)	658
Adjusted for: Non-operating items from continuing operations (excluding Delta Lloyd as an associate)	301	86	15	71	473
Share of Delta Lloyd’s non-operating items (before tax), as an associate	—	—	—	8	8
Share of Delta Lloyd’s tax expense, as an associate	—	—	—	7	7
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations	1,082	455	42	(433)	1,146
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations	185	1	11	(6)	191
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	1,267	456	53	(439)	1,337

* Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £110 million, of which £49 million relates to property and liability insurance and £61 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £589 million relating to health business. The remaining business relates to property and liability insurance.

† Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(ii) Segmental income statement — products and services for the six month period ended 30 June 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other† £m	Total £m
Gross written premiums*	12,558	4,665	—	—	17,223
Premiums ceded to reinsurers	(515)	(328)	—	—	(843)
Net written premiums	12,043	4,337	—	—	16,380
Net change in provision for unearned premiums	1	(151)	—	—	(150)
Net earned premiums	12,044	4,186	—	—	16,230
Fee and commission income	344	47	193	186	770
	12,388	4,233	193	186	17,000
Net investment income	5,703	334	5	869	6,911
Inter-segment revenue	—	—	84	—	84
Share of profit/(loss) of joint ventures and associates	98	—	(4)	(3)	91
Profit on the disposal of subsidiaries and associates	—	—	—	28	28
Segmental income	18,189	4,567	278	1,080	24,114
Claims and benefits paid, net of recoveries from reinsurers	(9,593)	(2,926)	—	—	(12,519)
Change in insurance liabilities, net of reinsurance	(2,790)	70	—	—	(2,720)
Change in investment contract provisions	(2,641)	—	—	—	(2,641)
Change in unallocated divisible surplus	(538)	—	—	—	(538)
Amortisation of acquired value of in-force business	(96)	—	—	—	(96)
Depreciation and other amortisation expense	(51)	(9)	(4)	(24)	(88)
Other operating expenses	(1,175)	(1,312)	(215)	(1,331)	(4,033)
Impairment losses	(54)	(3)	—	(1)	(58)
Inter-segment expenses	(79)	(5)	—	—	(84)
Finance costs	(86)	(11)	(33)	(164)	(294)
Segmental expenses	(17,103)	(4,196)	(252)	(1,520)	(23,071)
Profit/(loss) before tax	1,086	371	26	(440)	1,043
Tax attributable to policyholder returns	(31)	—	—	—	(31)
Profit/(loss) before tax attributable to shareholders	1,055	371	26	(440)	1,012
Adjusted for non-operating items	(46)	73	13	(6)	34
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations	1,009	444	39	(446)	1,046
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations	119	81	17	7	224
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	1,128	525	56	(439)	1,270

* Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £156 million, of which £86 million relates to property and liability insurance and £70 million relates to long-term business.

** General insurance and health business segment includes gross written premiums of £492 million relating to health business. The remaining business relates to property and liability insurance.

† Other includes the RAC non-insurance operations, our banking business, head office expenses, such as group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(iii) Segmental income statement — products and services for the year ended 31 December 2010

	Long-term business £m	General insurance and health** £m	Fund management £m	Other £m	Total £m
Gross written premiums*	22,600	9,205	—	—	31,805
Premiums ceded to reinsurers	(1,051)	(683)	—	—	(1,734)
Net written premiums	21,549	8,522	—	—	30,071
Net change in provision for unearned premiums	—	(73)	—	—	(73)
Net earned premiums	21,549	8,449	—	—	29,998
Fee and commission income	624	94	389	343	1,450
	22,173	8,543	389	343	31,448
Net investment income	17,183	500	7	1,059	18,749
Inter-segment revenue	—	—	216	—	216
Share of profit/(loss) of joint ventures and associates	180	—	(5)	(34)	141
Profit on the disposal of subsidiaries and associates	130	1	—	32	163
Segmental income	39,666	9,044	607	1,400	50,717
Claims and benefits paid, net of recoveries from reinsurers	(18,909)	(6,009)	—	—	(24,918)
Change in insurance liabilities, net of reinsurance	(6,997)	389	—	—	(6,608)
Change in investment contract provisions	(8,693)	—	—	—	(8,693)
Change in unallocated divisible surplus	362	—	—	—	362
Amortisation of acquired value of in-force business	(162)	—	—	—	(162)
Depreciation and other amortisation expense	(177)	(27)	(10)	(50)	(264)
Other operating expenses	(2,581)	(2,788)	(469)	(1,658)	(7,496)
Impairment losses	(82)	(3)	—	1	(84)
Inter-segment expenses	(206)	(8)	—	(2)	(216)
Finance costs	(155)	(48)	(65)	(431)	(699)
Segmental expenses	(37,600)	(8,494)	(544)	(2,140)	(48,778)
Profit/(loss) before tax	2,066	550	63	(740)	1,939
Tax attributable to policyholder returns	(394)	—	—	—	(394)
Profit/(loss) before tax attributable to shareholders	1,672	550	63	(740)	1,545
Adjusted for non-operating items	316	354	35	(224)	481
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from continuing operations	1,988	904	98	(964)	2,026
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits from discontinued operations	330	146	103	(55)	524
Adjusted operating profit/(loss) before tax attributable to shareholders’ profits	2,318	1,050	201	(1,019)	2,550

* Gross written premiums includes inward reinsurance premiums assumed from other companies amounting to £255 million, of which £113 million relates to property and liability insurance and £142 million relates to long-term business.

**  General insurance and health business segment includes gross written premiums of £942 million relating to health business. The remaining business relates to property and liability insurance.

(iv) Segmental statement of financial position — products and services as at 30 June 2011

	Long- term business £m	General insurance and health £m	Fund management £m	Other* £m	Total £m
Goodwill	1,615	308	28	872	2,823
Acquired value of in-force business and intangible assets	2,161	151	39	45	2,396
Interests in, and loans to, joint ventures and associates	2,513	6	1	1,061	3,581
Property and equipment	337	44	18	68	467
Investment property	10,614	129	—	493	11,236
Loans	24,165	663	—	—	24,828
Financial investments	214,421	9,978	81	3,526	228,006
Deferred acquisition costs	4,270	1,040	13	—	5,323
Other assets	32,630	7,122	461	3,733	43,946
Total assets	292,726	19,441	641	9,798	322,606
Gross insurance liabilities	133,901	15,614	—	—	149,515
Gross liabilities for investment contracts	119,284	—	—	—	119,284
Unallocated divisible surplus	3,273	—	—	—	3,273
Net asset value attributable to unit holders	4,653	—	—	4,082	8,735
Borrowings	2,879	—	—	6,003	8,882
Other liabilities, including inter-segment liabilities	13,181	(1,595)	414	5,712	17,712
Total liabilities	277,171	14,019	414	15,797	307,401
Total equity					15,205
Total equity and liabilities					322,606

*            Aviva’s continuing associate interest in Delta Lloyd is included within other.

Notes to the condensed financial statement continued

A4 — Segmental information continued

(v) Segmental statement of financial position — products and services as at 30 June 2010

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,620	451	31	1,275	3,377
Acquired value of in-force business and intangible assets	2,147	365	60	70	2,642
Interests in, and loans to, joint ventures and associates	3,044	4	43	48	3,139
Property and equipment	357	42	13	274	686
Investment property	11,718	188	—	630	12,536
Loans	27,560	722	—	13,112	41,394
Financial investments	220,884	11,368	55	4,275	236,582
Deferred acquisition costs	3,852	1,218	17	3	5,090
Other assets	38,225	7,509	871	2,567	49,172
Total assets	309,407	21,867	1,090	22,254	354,618
Gross insurance liabilities	153,759	17,423	—	—	171,182
Gross liabilities for investment contracts	107,203	—	—	—	107,203
Unallocated divisible surplus	4,225	—	—	—	4,225
Net asset value attributable to unit holders	6,206	10	—	3,626	9,842
Borrowings	3,696	82	—	10,349	14,127
Other liabilities, including inter-segment liabilities	16,588	(516)	832	15,357	32,261
Total liabilities	291,677	16,999	832	29,332	338,840
Total equity					15,778
Total equity and liabilities					354,618

(vi) Segmental statement of financial position — products and services as at 31 December 2010

	Long- term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	1,615	459	28	1,289	3,391
Acquired value of in-force business and intangible assets	2,328	356	59	63	2,806
Interests in, and loans to, joint ventures and associates	2,630	6	—	1	2,637
Property and equipment	472	47	18	213	750
Investment property	12,490	146	—	428	13,064
Loans	28,596	664	—	13,814	43,074
Financial investments	237,659	11,481	82	4,066	253,288
Deferred acquisition costs	4,261	1,141	14	—	5,416
Other assets	34,678	7,517	1,627	1,859	45,681
Total assets	324,729	21,817	1,828	21,733	370,107
Gross insurance liabilities	160,579	17,121	—	—	177,700
Gross liabilities for investment contracts	117,787	—	—	—	117,787
Unallocated divisible surplus	3,428	—	—	—	3,428
Net asset value attributable to unit holders	5,892	8	—	3,132	9,032
Borrowings	3,653	86	139	11,071	14,949
Other liabilities, including inter-segment liabilities	14,334	(1,129)	1,361	14,920	29,486
Total liabilities	305,673	16,086	1,500	29,123	352,382
Total equity					17,725
Total equity and liabilities					370,107

Notes to the condensed financial statement continued

A5 — Tax

This note analyses the tax charge for the period and explains the factors that affect it.

(a) Tax (credited)/charged to the income statement

(i)        The total tax (credit)/charge comprises:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Current tax
For this year	249	298	583
Prior year adjustments	(1)	1	(44)
Total current tax from continuing operations	248	299	539
Deferred tax
Origination and reversal of temporary differences	(67)	10	280
Changes in tax rates or tax laws	(29)	—	(35)
Write-down/(back) of deferred tax assets	38	—	(67)
Total deferred tax from continuing operations	(58)	10	178
Total tax charged to income statement from continuing operations	190	309	717
Total tax (credited)/charged to income statement from discontinued operations	(202)	268	225
Total tax (credited)/charged to income statement	(12)	577	942

(ii)     The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax charge. The tax credit attributable to policyholders’ returns included in the credit above is £3 million (6 months 2010: £31 million charge; Full year 2010: £394 million charge).

(iii)  The tax (credit)/charge can be analysed as follows:

	6 months 2011 £m	6 month 2010 £m	Full year 2010 £m
UK tax	74	138	447
Overseas tax	(86)	439	495
	(12)	577	942

(b) Tax charged/(credited) to other comprehensive income

(i) The total tax charge comprises:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(28)	(27)	(29)
In respect of foreign exchange movements	11	—	(5)
	(17)	(27)	(34)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	29	(9)	(3)
In respect of fair value gains on owner-occupied properties	—	—	2
In respect of unrealised gains on investments	9	144	151
	38	135	150
Tax charged to other comprehensive income arising from continuing operations	21	108	116
Tax credited to other comprehensive income arising from discontinued operations	(3)	(22)	(4)
Total tax charged to other comprehensive income	18	86	112

(c) Tax credited to equity

Tax credited directly to equity in the period amounted to £nil (6 months 2010: £nil; Full year 2010: £17 million). The full year 2010 amount of £17 million was wholly in respect of coupon payments on direct capital instruments.

Notes to the condensed financial statement continued

A5 — Tax continued

(d) Tax reconciliation

The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £n
Profit before tax from continuing operations	655	1,043	1,939
(Loss)/profit before tax from discontinued operations	(726)	1,039	895
Total (loss)/profit before tax	(71)	2,082	2,834

Tax calculated at standard UK corporation tax rate of 26.5% (2010: 28%)	(19)	583	794
Different basis of tax — policyholders	(27)	6	272
Adjustment to tax charge in respect of prior years	(18)	(2)	(18)
Non-assessable income	(13)	(11)	(38)
Non-taxable loss/(profit) on sale of subsidiaries and associates	14	(8)	(44)
Disallowable expenses	36	37	99
Different local basis of tax on overseas profits	32	(15)	103
Reduction in future local statutory tax rates	(27)	—	(20)
Movement in deferred tax not recognised	34	12	(166)
Differences arising from discontinued operations	(18)	(23)	(26)
Tax effect of profit from associates & joint ventures	(11)	(2)	(4)
Other	5	—	(10)
Total tax (credited)/charged to income statement	(12)	577	942

A gradual reduction in the UK corporation tax rate from 28% to 24% over four years was announced in the Emergency Budget of 22 June 2010. The first 1% rate reduction was enacted in the Finance (No.2) Act 2010. This was augmented in the Finance Act 2011 to include an additional 1% reduction from April 2011, the effect of which is shown in the table above. A further 1% rate reduction to 25%, with effect from 1 April 2012, was substantively enacted on 5 July 2011. The benefit to the Group’s net assets is estimated as £30 million. Subsequent reductions will be dealt with by future legislation. The benefit to the Group’s net assets from the further 2% reduction in the rate from 25% to 23% is estimated as approximately £60 million in total and will be recognised as the legislation is substantively enacted.

Considerable changes to the regime for taxing UK life insurance companies were announced with the budget of 23 March 2011 and a second consultation commenced in April 2011. The uncertainty surrounding the final outcome of the consultation and the complexity of the changes means that it has not been possible to estimate their impact on the deferred tax assets and liabilities shown in the consolidated statement of financial position.

Notes to the condensed financial statement continued

A6 — Earnings per share

(a) Basic earnings per share

(i)        The profit attributable to ordinary shareholders is:

	6 months 2011	6 months 2010	Full year 2010
	£m	£m	£m
Profit before tax attributable to shareholders’ profits	665	1,012	1,545
Share of Delta Lloyd’s tax expense as an associate	(7)	—	—
Profit before tax	658	1,012	1,545
Tax attributable to shareholders’ profits	(193)	(278)	(323)
Profit for the period	465	734	1,222
Amount attributable to non-controlling interests	(22)	(83)	(117)
Cumulative preference dividends for the period	(9)	(9)	(17)
Coupon payments in respect of direct capital instruments (DCI) (net of tax)	—	—	(42)
Profit attributable to ordinary shareholders from continuing operations	434	642	1,046
Profit attributable to ordinary shareholders from discontinued operations	(318)	430	358
Profit attributable to ordinary shareholders	116	1,072	1,404

(b) Diluted earnings per share

(i)        Diluted earnings per share is calculated as follows:

	6 months 2011			6 months 2010			Full year 2010
	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p	Total £m	Weighted average number of shares m	Per share p
Profit attributable to ordinary shareholders	434	2,825	15.4	642	2,765	23.1	1,046	2,784	37.6
Dilutive effect of share awards and options	—	48	(0.3)	—	38	(0.2)	—	47	(0.6)
Diluted earnings per share from continuing operations	434	2,873	15.1	642	2,803	22.9	1,046	2,831	37.0
Profit attributable to ordinary shareholders	(318)	2,825	(11.3)	430	2,765	15.7	358	2,784	12.8
Dilutive effect of share awards and options	—	48	0.2	—	38	(0.4)	—	47	(0.2)
Diluted earnings per share from discontinued operations	(318)	2,873	(11.1)	430	2,803	15.3	358	2,831	12.6
Diluted earnings per share	116	2,873	4.0	1,072	2,803	38.2	1,404	2,831	49.6

Notes to the condensed financial statement continued

A7 — Dividends and appropriations

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Ordinary dividends declared and charged to equity in the period
Final 2010 — 16.00 pence per share, paid on 17 May 2011	451	—	—
Interim 2010 — 9.50 pence per share, paid on 17 November 2010	—	—	266
Final 2009 — 15.00 pence per share, paid on 17 May 2010	—	415	415
	451	415	681
Preference dividends declared and charged to equity in the year	9	9	17
Coupon payments on direct capital instruments	—	—	59
	460	424	757

Subsequent to 30 June 2011, the directors proposed an interim dividend for 2011 of 10 pence per ordinary share (HY10: 9.5 pence), amounting to £286 million (HY10: £266 million) in total. The dividend will be paid on 17 November 2011 and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2011.

Interest on the direct capital instruments issued in November 2004 is treated as an appropriation of retained profits and, accordingly, it is accounted for when paid. Tax relief is obtained at a rate of 26.5% (2010: 28.0%).

A8 — Insurance liabilities

(a) Carrying amount

Insurance liabilities at 30 June/31 December comprise:

	30 June 2011			30 June 2010			31 December 2010
	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	59,084	—	59,084	63,508	—	63,508	64,043	—	64,043
Unit-linked non-participating	11,027	—	11,027	21,349	—	21,349	21,450	—	21,450
Other non-participating	62,517	—	62,517	69,437	—	69,437	75,453	—	75,453
	132,628	—	132,628	154,294	—	154,294	160,946	—	160,946
Outstanding claims provisions	1,273	8,398	9,671	847	9,678	10,525	1,078	9,528	10,606
Provision for claims incurred but not reported	—	2,518	2,518	—	2,785	2,785	—	2,735	2,735
	1,273	10,916	12,189	847	12,463	13,310	1,078	12,263	13,341
Provision for unearned premiums	—	4,847	4,847	—	4,957	4,957	—	4,855	4,855
Provision arising from liability adequacy tests	—	—	—	—	3	3	—	2	2
Other technical provisions	—	—	—	—	—	—	—	1	1
Total	133,901	15,763	149,664	155,141	17,423	172,564	162,024	17,121	179,145
Less: Obligations to staff pension schemes transferred to provisions	—	—	—	(1,382)	—	(1,382)	(1,445)	—	(1,445)
Amounts classified as held for sale	—	(149)	(149)	—	—	—	—	—	—
	133,901	15,614	149,515	153,759	17,423	171,182	160,579	17,121	177,700

Notes to the condensed financial statement continued

A8 — Insurance liabilities continued

(b) Movements in long-term business liabilities

The following movements have occurred in the long-term business provisions during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	160,946	154,058	154,058
Provisions in respect of new business	5,289	5,755	12,502
Expected change in existing business provisions	(4,166)	(3,689)	(9,259)
Variance between actual and expected experience	(172)	(46)	1,858
Impact of other operating assumption changes	(20)	1	(520)
Impact of economic assumption changes	1,023	1,424	1,959
Exceptional strengthening of longevity assumptions	—	—	483
Other movements	(90)	(315)	(197)
Change in liability recognised as an expense	1,864	3,130	6,826
Effect of portfolio transfers, acquisitions and disposals	(6)	(1)	1,117
Deconsolidation of Delta Lloyd	(32,159)	—	—
Foreign exchange rate movements	1,983	(2,893)	(1,055)
Carrying amount at 30 June/31 December	132,628	154,294	160,946

(c) Movements in general insurance and health liabilities

The following changes have occurred in the general insurance and health claims provisions during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	12,263	12,696	12,696
Impact of changes in assumptions	3	80	26
Claim losses and expenses incurred in the current year	3,366	3,399	6,908
Decrease in estimated claim losses and expenses incurred in prior years	(19)	(193)	(358)
Exceptional strengthening of general insurance latent claims provisions	—	10	10
Incurred claims losses and expenses	3,350	3,296	6,586
Less:
Payments made on claims incurred in the current year	(1,450)	(1,459)	(3,641)
Payments made on claims incurred in prior years	(2,149)	(2,108)	(3,803)
Recoveries on claim payments	135	122	271
Claims payments made in the year, net of recoveries	(3,464)	(3,445)	(7,173)
Unwind of discounting	26	25	64
Other movements in the claims provisions	(6)	—	(18)
Change in claims reserve recognised as an expense	(94)	(124)	(541)
Effect of portfolio transfers, acquisitions and disposals	—	—	4
Deconsolidation of Delta Lloyd	(1,445)	—	—
Foreign exchange rate movements	187	(109)	102
Other movements	5	—	2
Carrying amount at 30 June/31 December	10,916	12,463	12,263

(d) Movements in unearned premiums

The following changes have occurred in the provision for unearned premiums (UPR) during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	4,855	4,781	4,781
Premiums written during the period	5,612	5,426	10,469
Less: Premiums earned during the period	(5,265)	(5,189)	(10,424)
Change in UPR recognised as income	347	237	45
Gross portfolio transfers and acquisitions	—	(23)	(14)
Deconsolidation of Delta Lloyd	(424)	—	—
Foreign exchange rate movements	69	(38)	43
Carrying amount at 30 June/31 December	4,847	4,957	4,855

Notes to the condensed financial statement continued

A9 — Liability for investment contracts

(a) Carrying amount

The liability for investment contracts at 30 June/31 December comprised:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Long-term business
Participating contracts	71,253	64,608	69,482
Non-participating contracts at fair value	46,391	40,351	46,124
Non-participating contracts at amortised cost	1,640	2,244	2,181
	48,031	42,595	48,305
Total	119,284	107,203	117,787

(b) Movements in participating investment contracts

The following movements have occurred in the year:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	69,482	66,559	66,559
Provisions in respect of new business	2,169	3,367	6,169
Expected change in existing business provisions	(1,288)	(1,476)	(2,400)
Variance between actual and expected experience	339	544	845
Impact of operating assumption changes	(27)	(1)	36
Impact of economic assumption changes	45	114	240
Other movements	(2)	(93)	(65)
Change in liability recognised as an expense	1,236	2,455	4,825
Effect of portfolio transfers, acquisitions and disposals	—	—	—
Foreign exchange rate movements	3,049	(4,407)	(1,918)
Deconsolidation of Delta Lloyd	(2,523)	—	—
Other movements	9	1	16
Carrying amount at 30 June/31 December	71,253	64,608	69,482

(c) Movements in non-participating investment contracts

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	48,305	43,456	43,456
Provisions in respect of new business	2,253	1,867	4,096
Expected change in existing business provisions	(1,689)	(1,191)	(2,145)
Variance between actual and expected experience	(488)	(799)	1,276
Impact of operating assumption changes	1	—	20
Impact of economic assumption changes	1	12	3
Other movements	(78)	20	53
Change in liability	—	(91)	3,303
Effect of portfolio transfers, acquisitions and disposals	—	—	1,903
Deconsolidation of Delta Lloyd	(832)	—	—
Foreign exchange rate movements	558	(770)	(357)
Carrying amount at 30 June/31 December	48,031	42,595	48,305

Notes to the condensed financial statement continued

A10 — Reinsurance assets

(a) Carrying amounts

The reinsurance assets at 30 June/31 December comprised:

	30 June 2011 £m	30 June 2010 £m	Full year 2010 £m
Long-term business
Insurance contracts	3,280	3,891	3,650
Participating investment contracts	2	—	2
Non-participating investment contracts	1,556	1,409	1,463
Outstanding claims provisions	127	34	104
	4,965	5,334	5,219
General insurance and health
Outstanding claims provisions	929	1,180	1,113
Provisions for claims incurred but not reported	392	436	445
	1,321	1,616	1,558
Provision for unearned premiums	284	321	307
	1,605	1,937	1,865
Total	6,570	7,271	7,084

(b) Movements in respect of long-term business provisions

The following movements have occurred in the reinsurance asset during the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	5,115	5,557	5,557
Asset in respect of new business	296	215	358
Expected change in existing business asset	(141)	(47)	(208)
Variance between actual and expected experience	5	60	81
Impact of other operating assumption changes	3	—	(443)
Impact of economic assumption changes	4	71	(25)
Other movements	(149)	(451)	(318)
Change in asset	18	(152)	(555)
Effect of portfolio transfers, acquisitions and disposals	(1)	—	174
Deconsolidation of Delta Lloyd	(375)	—	—
Foreign exchange rate movements	81	(105)	(61)
Carrying amount at 30 June/31 December	4,838	5,300	5,115

Notes to the condensed financial statement continued

A10 — Reinsurance assets continued

(c) Movements in respect of general insurance and health outstanding claims provisions and IBNR

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	1,558	1,643	1,643
Impact of changes in assumptions	17	38	17
Reinsurers’ share of claim losses and expenses
Incurred in current period	115	80	265
Incurred in prior periods	(44)	(53)	(46)
Reinsurers’ share of incurred claim losses and expenses	71	27	219
Less:
Reinsurance recoveries received on claims
Incurred in current period	(42)	(34)	(125)
Incurred in prior periods	(148)	(119)	(282)
Reinsurance recoveries received in the period	(190)	(153)	(407)
Unwind of discounting	9	11	23
Change in reinsurance asset recognised as income	(93)	(77)	(148)
Effect of portfolio transfers, acquisitions and disposals	5	7	34
Deconsolidation of Delta Lloyd	(153)	—	—
Foreign exchange rate movements	(1)	44	28
Other movements	5	(1)	1
Carrying amount at 30 June/31 December	1,321	1,616	1,558

(d) Reinsurers’ share of the provision for unearned premiums (UPR)

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	307	332	332
Premiums ceded to reinsurers in the period	345	382	770
Less: Reinsurers’ share of premiums earned during the period	(344)	(386)	(800)
Change in reinsurance asset recognised as income	1	(4)	(30)
Reinsurers’ share of portfolio transfers and acquisitions	1	—	4
Deconsolidation of Delta Lloyd	(30)	—	—
Foreign exchange rate movements	5	(8)	(2)
Other movements	—	1	3
Carrying amount at 30 June/31 December	284	321	307

A11 — Effect of changes in assumptions and estimates during the period

This disclosure only allows for the impact on liabilities and related assets, such as reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 6 months 2011 £m	Effect on profit 6 months 2010 £m	Effect on profit full year 2010 £m
Assumptions
Long-term insurance business
Interest rates	(897)	(621)	(796)
Expenses	(3)	8	(1)
Persistency rates	—	20	2
Mortality for assurance contracts	—	—	71
Mortality for annuity contracts	—	—	(637)
Tax and other assumptions	31	19	167
Investment contracts
Interest rates	(79)	(53)	1
Expenses	—	—	1
Persistency rates	—	—	(21)
Tax and other assumptions	28	—	(3)
General insurance and health business
Change in loss ratio assumptions	5	4	(4)
Change in discount rate assumptions	(8)	(47)	(61)
Change in expense ratio and other assumptions	15	1	38
Total	(908)	(669)	(1,243)

The impact of interest rates for long-term business relates primarily to the Netherlands, with smaller impacts to the UK and US, driven by the reduction in valuation interest rates. This had the effect of increasing liabilities and hence a negative impact on profit. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure. Other assumption changes relate mainly to Delta Lloyd.

Notes to the condensed financial statement continued

A12 — Unallocated divisible surplus

An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain. This note shows the movements in this surplus during the period.

The following movements have occurred in the period:

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Carrying amount at 1 January	3,428	3,866	3,866
Change in participating contract assets	(183)	488	(444)
Change in participating contract liabilities	101	51	169
Effect of special bonus to with-profit policyholders	—	—	(58)
Other movements	—	14	4
Change in liability recognised as an expense	(82)	553	(329)
Effect of portfolio transfers, acquisitions and disposals	—	—	(3)
Deconsolidation of Delta Lloyd	(144)	—	—
Movement in respect of change in pension scheme deficit	30	—	18
Foreign exchange rate movements	57	(179)	(61)
Other movements	(16)	(15)	(63)
Carrying amount at 30 June/31 December	3,273	4,225	3,428

In Ireland, Italy and Spain, the UDS balances were £359 million negative in total at 30 June 2011 (HY10: Italy £69 million negative) because of an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. The negative balance is considered to be recoverable from margins in the existing participating business liabilities.

In Italy a loss of £200 million was incurred for negative UDS considered irrecoverable (HY10: £46 million, FY10: £111 million).

A13 — Borrowings

On 26 May 2011, Aviva plc issued subordinated debt of £450 million at a fixed rate of 6.625% maturing on 3 June 2041.

On 10 November 2010, Delta Lloyd N.V. issued senior unsecured bonds of €575 million at a fixed rate of 4.25% maturing in November 2017. In November 2010 Delta Lloyd N.V. also issued short term commercial paper of €162 million.

Notes to the condensed financial statement continued

A14 — Pension obligations

(a) Pension scheme deficits in condensed consolidated statement of financial position

In the condensed consolidated statement of financial position, the amount described as provisions includes the pension scheme deficits and comprises:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Deficits in the main staff pension schemes	483	1,657	527
Other obligations to main staff pension schemes — insurance policies issued by Group companies(1)	—	1,382	1,445
Total IAS 19 obligations to main staff pension schemes	483	3,039	1,972
Deficits in other staff pension schemes	75	—	129
Total IAS 19 obligations to staff pension schemes	558	3,039	2,101
Restructuring provisions	83	152	152
Other provisions	479	812	690
Total	1,120	4,003	2,943
Less: amounts classified as held for sale	(17)	—	—
	1,103	4,003	2,943

(1) The 2010 comparatives include insurance policies in respect of Delta Lloyd which were non-transferable under the requirements of IAS 19 and so were treated as other obligations to staff pension schemes within provisions above. Delta Lloyd ceased to be a subsidiary on 6 May 2011.

(b) Movements in the scheme deficits and surpluses

Movements in the pension schemes’ deficits and surpluses comprise:

	6 months 2011	6 months 2010	Full year 2010
	Pension scheme deficits £m	Pension scheme deficits £m	Pension scheme deficits £m
Net deficits in the schemes at 1 January	(3)	(1,707)	(1,707)
Employer contributions	240	458	579
Current and past service cost	(43)	(89)	(170)
Gains on curtailments and settlements	—	18	347
Charge to finance costs	(60)	(71)	(130)
Actuarial gains/(losses)	17	(277)	1,079
Transfers	—	—	3
Deconsolidation of Delta Lloyd	(31)	—	—
Exchange rate movements on foreign plans	(8)	11	(4)
Net surpluses/(deficits) in the schemes at 30 June/31 December	112	(1,657)	(3)
Comprising:
Deficits	(483)	(1,657)	(527)
Surpluses	595	—	524
	112	(1,657)	(3)

Notes to the condensed financial statement continued

A14 — Pension obligations continued

(c) Pension expense

The total pension expense for these schemes comprises:

(i) Recognised in the income statement

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Continuing operations
Current service cost	(36)	(62)	(126)
Past service cost	—	(9)	(10)
Gains on curtailments	—	18	347
Total pension (cost)/credit from continuing operations	(36)	(53)	211
Total pension (cost)/credit from discontinued operations	(7)	(18)	(34)
Total pension (cost)/credit charged to net operating expenses	(43)	(71)	177
Expected return on scheme assets	224	224	457
Interest charge on scheme liabilities	(271)	(294)	(584)
Charge to finance costs from continuing operations	(47)	(70)	(127)
Charge to finance costs from discontinued operations	(26)	(34)	(68)
Total charge to finance costs	(73)	(104)	(195)
Total (charge)/credit to income arising from continuing operations	(83)	(123)	84
Total charge to income arising from discontinued operations	(33)	(52)	(102)
Total charge to income	(116)	(175)	(18)

(ii) Recognised in the statement of comprehensive income

	6 months 2011 £m	6 months 2010 £m	Full year 2010 £m
Continuing operations
Expected return on scheme assets	(224)	(224)	(457)
Actual return on these assets	192	320	1,001
Actuarial (losses)/gains on scheme assets	(32)	96	544
Experience (losses)/gains arising on scheme liabilities	(40)	(46)	382
Changes in assumptions underlying the present value of the scheme liabilities	94	(305)	152
Actuarial gains/(losses) from continuing operations	22	(255)	1,078
Actuarial gains/(losses) from discontinued operations	11	(113)	(79)
Total actuarial (losses)/gains recognised in other comprehensive income	33	(368)	999

Attributable to equity shareholders of Aviva plc	28	(321)	1,032
Attributable to non-controlling interests	5	(47)	(33)
	33	(368)	999

A15 — Cash and cash equivalents

Cash and cash equivalents in the statement of cash flows at 30 June/ 31 December comprised:

	30 June 2011 £m	30 June 2010 £m	31 December 2010 £m
Cash at bank and in hand	10,158	11,473	9,740
Cash equivalents	12,988	16,973	15,715
	23,146	28,446	25,455
Bank overdrafts	(886)	(1,155)	(760)
	22,260	27,291	24,695

Of the total cash and cash equivalents shown above, £40 million has been classified as held for sale (30 June 2010: £nil; 31 December 2010: £nil).

Operating cashflows in the Group cash flow statement reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances. Around two thirds of the Group’s balances relate to unit-linked or participating policyholder funds. As such, the asset mix and the level of cash held by these funds are determined from a policyholder perspective and can move significantly from one period to another. Shareholder cash has remained broadly unchanged at £8.6 billion (FY10: £8.5 billion, HY10: £8.4 billion).

Purchases and sales of operating assets including financial investments are included within operating cash flows as the purchases are funded from cash flows associated with the origination of insurance and investment contracts, net of payments of related benefits and claims. During the period, the net operating cash outflow reflects a number of factors including changes in the investment strategy of funds to hold a lower weighting of cash and higher levels of financial investments, the level of premium income and the timing of receipts of premiums and the payment of creditors, claims and surrenders. It also includes changes in the size and value of consolidated cash investment funds, and changes in the Group participation in these funds.

Notes to the condensed financial statement continued

A16 — Related party transactions

The Group receives income and pays expenses to and from related parties from transactions made in the normal course of business. Loans to and from related parties are made on normal arm’s-length commercial terms.

As described in note A3 (subsidiaries), our continuing interest in Delta Lloyd from 6 May 2011 has been classified as an associate and as such Delta Lloyd is now a related party of the Group. The table below includes balances arising from the following transactions:

•                                          A long term loan from Delta Lloyd to the Aviva UK business under the agreed terms of a reinsurance treaty.

•                                          Reinsurance recoverables and payables together with associated income and expenses in respect of reinsurance transactions between Delta Lloyd and the Aviva Group Reinsurance business.

There have been no other significant changes to the nature of the Group’s related party transactions during the period.

Services provided to related parties

	June 2011				June 2010				December 2010
	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in period £m	Expenses incurred in period £m	Payable at period end £m	Receivable at period end £m	Income earned in year £m	Expenses incurred in year £m	Payable at year end £m	Receivable at year end £m
Associates	—	—	—	—	23	—	—	—	47	—	—	—
Associate — Delta Lloyd	—	(1)	(54)	—	—	—	—	—	—	—	—	—
Joint ventures	10	—	—	404	5	—	—	314	18	—	—	375
Employee pension schemes	5	—	—	8	5	—	—	5	10	—	—	2
	15	(1)	(54)	412	33	—	—	319	75	—	—	377

Transactions with related parties other than Delta Lloyd include receivables that are not secured and for which no guarantees have been received. The receivables will be settled in accordance with normal credit terms.

A17 — Risk management

Risk profile

We provide an update here on the material risks and uncertainties facing the Group for the next six months. The types of risk to which the Group is exposed have not changed significantly over the half-year to 30 June 2011 and remain credit, market, life insurance, general insurance, liquidity, operational and reputational risks as described on pages 68 and 69 in the 2010 annual report.

(a) Credit risk

Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. We have broad ranging investment restrictions in place on sovereign and corporate exposure to Greece, Ireland, Italy, Portugal and Spain and have actively reduced our exposure to the most vulnerable countries. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to ensure portfolio diversification and the early identification of potential issues. Refer to section 19 3.9 in this report for details of exposure to Greece, Ireland, Portugal, Spain and Italy.

During the first half of 2011 the credit rating profile of our debt securities portfolio has remained strong. The proportion of our shareholder debt securities that are investment grade remained relatively stable at 87% (31 December 2010 (excluding Delta Lloyd): 87%).

(b) Market risk

We continue to limit our direct equity exposure. As discussed in note 17, a rolling central equity hedging strategy remains in place to help control the Group’s overall direct and indirect exposure to equities.

We have a limited appetite for interest rate risk as we do not believe this is adequately rewarded. Our conservative and disciplined approaches to asset and liability management and pricing limits interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. Interest rate hedges are used widely to manage asymmetric interest rate exposures across our life insurance businesses as well as an efficient way to manage cash flow and duration matching. These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group’s interest rate exposure.

At a Group level we actively seek to manage foreign currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using FX forwards to provide certainty regarding the sterling value to be received by the Group. As described in note 17, hedges have also been used to protect the Group’s capital against a significant depreciation in local currency versus sterling.

Notes to the condensed financial statement continued

A17 — Risk management continued

(c) Liquidity risk

The nature of our business means that we have a strong liquidity position, however we have in place a comprehensive monitoring and reporting process covering extreme scenarios along with appropriate contingency plans. At a Group level we maintain a prudent level of liquidity by holding a buffer of liquid assets to cover unforeseen circumstances. In addition, the Group has maintained £2.1 billion of un-drawn committed borrowing facilities from a range of leading international banks.

(d) Life insurance risk

The risk profile of our life insurance risks, primarily persistency, longevity, mortality and expense risk, has remained stable in the first half of 2011. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. However, businesses across the Group continue to make progress with a range of customer retention activities.

The Group continues to write strong volumes of annuity new business in the UK adding to an already significant in force portfolio, offset to some degree by the reduced holding of Delta Lloyd longevity exposure. The Group has continued to write significant volumes of life protection business, and to utilise reinsurance to reduce exposure to potential losses. All life insurance risks benefit from a significant diversification against other risks in the portfolio, limiting the impact on the Group’s aggregate risk profile.

(e) General insurance risk

We continue to monitor our general insurance risk profile, including the impact of the underwriting cycle, customer, competitor and distributor behaviour, natural catastrophe events and the impact of broader economic conditions. The general insurance risk profile has shown a modest increase reflecting some growth in underlying general insurance business volumes.

Aviva has no direct exposure to the catastrophe events in Australia, Japan and New Zealand in the first half of 2011 and we successfully renewed our main group-wide catastrophe reinsurance programme in April 2011.

(f) Operational risk

The Group continues to operate, validate and enhance its key operational controls and maintains constructive relationships with its regulators around the world. Developments in relation to key regulatory changes such as Solvency II and the Retail Distribution Review are monitored closely and we continue to work with regulatory bodies to ensure an appropriate outcome from an insurance industry perspective and prepare for the necessary business changes.

(g) Brand and reputation risk

Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers and agents in the sale of our products and services. While we as a Group are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us (or any of our intermediaries) do not perform as expected (whether or not the expectations are founded) or the customer’s expectations for the product change. We monitor this risk closely and have controls in place to limit this risk.

A18 — Subsequent events

Since 30 June 2011, volatility has continued within the Eurozone. We continue to monitor events on a regular basis and have a broad range of mitigating actions either in place or available if circumstances merit them.

On the 1 October  2011 Aviva announced the sale of Aviva Investors Australia to NabInvest by Aviva Investors Holdings Ltd. Profit on the sale of this subsidiary is expected to be circa £30 million which will be recorded within the year-end financial statements.

In June 2011 Aviva announced the sale of RAC plc, with settlement of the sale concluding on the 30 September 2011. Proceeds of £1.0 billion where obtained and a profit of circa £0.6 billion was recorded as part of the third quarter results. As part of sale preparation the RAC Defined Benefit Pension scheme was transferred from RAC plc to AES in May 2011.

On the 19 October 2011 Aviva announced its intention to combine Aviva Ireland with Aviva UK to form a new UK and Ireland Region. No final proposal has yet been reached and no provisions have been made for restructuring costs.

On 26 August 2011, the French Prime Minister announced a new austerity budget. The measures proposed at that time included restrictions on the ability of French companies to use carried-forward losses. The announced changes will not have any impact on our French group’s net assets since it does not have any carried-forward losses

On 7 November, the French Prime Minister announced measures aimed at reducing the French budget deficit. Amongst the measures were changes to corporate tax. Companies with revenue over 250 million euros will pay an additional levy equal to 5 percent of their assessed tax, for the fiscal years 2011 and 2012. As the changes had not been enacted by the balance sheet date no provision for this levy has been made. However, we would consider the levy not to be material.

Notes to the condensed financial statement continued

A19 — Funds under management

In addition to the assets included in the consolidated statement of financial position, the Group manages many funds for third parties.

This note details the total funds under management.

	30 June 2011			31 December 2010
	Life and related businesses £m	General business and other £m	Total £m	Total £m
Total IFRS assets included in the consolidated statement of financial position	292,726	29,880	322,606	370,107
Less: third party funds included within consolidated IFRS assets	—	(9,482)	(9,482)	(9,999)
	292,726	20,398	313,124	360,108
Third party funds under management			71,851	75,491
			384,975	435,599
Non-managed assets			(33,363)	(33,348)
Funds under management			351,612	402,251
Delta Lloyd			—	(62,362)
Funds under management (excluding Delta Lloyd)			351,612	339,889

Glossary

Product definitions

Annuities

A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person’s lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or/her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings

These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover

Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities

An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions

A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities

A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown

The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities

An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment sales

Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and Open Ended Investment Companies (OEICs).

ISAs

Individual savings accounts — Tax efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines

Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.

Mortgage endowment

An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance

A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits

Long-term savings and insurance products sold in the UK other than “With profits” (see definition below) products.

OEIC

An open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions

A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions

A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection

An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium

A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs

Société d’investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Single premium

A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions

Low cost and flexible pension plans available in the UK, governed by specific regulations.

Superannuation

Superannuation is a pension product sold in Australia where employers pay a proportion of an employee’s salaries and wages into a fund, which can be accessed when the employee retires.

Takaful

Insurance products that observe the rules and regulations of Islamic law.

Term assurance

A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts

A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities

A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life

Whole life insurance is a protection policy that remains in force for the insured’s whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With profits

A type of long-term savings and insurance product sold in the UK. Under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which “smooth” the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments

An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms

Available for sale (AFS)

Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)

Association of British Insurers — A major trade association for UK insurance companies,  established in July 1985.

Acquired value of in force (AVIF)

An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance

An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Combined Code on Corporate Governance

The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (DAC)

The cost directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value

The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

FSA

The UK’s Financial Services Authority — Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

Funds under management

Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva

Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance

Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

Gross written premiums

The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

“Hard” insurance market

A term used to describe the state of the general insurance market. A “hard” insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of “soft” insurance markets.

Independent Financial Advisers (IFAs)

A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients’ needs. Outside the UK IFAs may be referred to by other names.

IFRS

International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

IFRS operating profit

From continuing operations on an IFRS basis, stated before tax attributable to shareholders’ profits, impairment of goodwill and exceptional items. This is also referred to as adjusted operating profit

Inherited estate

In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Internal rate of return

Internal Rate of Return is the rate at which the discounted value of post-tax profits expected to be earned over the life time of the new business written is equal to the total capital invested in new business.

Long-term and savings business

Collective term for life insurance, pensions, savings, investments and related business.

Market Consistent Embedded Value

Aviva’s Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 as amended in October 2009.

Net written premiums

Total gross written premiums for the given period, minus premiums paid over or “ceded” to reinsurers.

Present value of new business (PVNBP)

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum of major European listed and non-listed insurance companies.

“Soft” insurance market

A term used to describe the state of the general insurance market. A “soft” insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of “hard” insurance markets.

Turnbull Guidance on Internal Control

The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

Funds under management

Represents all assets actively managed or administered by or on behalf of the group including those funds managed by third parties.asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Life business

Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Premiums (PVNBP)

Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

Service companies

Companies providing administration or fund management services to the covered business.

Shareholder services

Dividends

Dividends on Aviva ordinary shares are normally paid in May and November; please see the table below for the 2011 interim dividend dates. Dividends paid on Aviva preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.

Holders of the Company’s ordinary and preference shares receive dividends in sterling and holders of ADRs will receive dividends in US dollars.

Ordinary shares — 2011 interim dividend

Ex-dividend date	21 September 2011
Record date	23 September 2011
Last date for receipt of Scrip elections	21 October 2011
Dividend payment date*	17 November 2011

*  Please note that the ADR local payment date will be approximately 5 business days after the proposed dividend date for ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 November, 2011
AVIVA PLC

	By	/s/ Patrick Regan
Patrick Regan
Chief Financial Officer